Securities and Exchange Commission
                             Washington, D.C. 20549

                                 Schedule 14D-1
                             Tender Offer Statement
      (Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934)

                            FIRST BANKS AMERICA, INC.
                            -------------------------
                            (Name of Subject Company)

                                FIRST BANKS, INC.
                                -----------------
                                    (Bidder)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   31928N-10-3
                                   -----------
                      (CUSIP Number of Class of Securities)

              Allen H. Blake
          Chief Operating Officer                         Copies to:
             First Banks, Inc.
           11901 Olive Boulevard                        John S. Daniels
        Creve Coeur, Missouri 63141                     Attorney at Law
              (314) 692-6317                   7502 Greenville Avenue, Suite 500
              --------------
    (Name, Address and Telephone Number               Dallas, Texas 75231
  of Person Authorized to Receive Notices               (214) 890-4002
 and Communications on Behalf of Person(s)
             Filing Statement)

                                 January 4, 1999
                                 ---------------
                   (Date Tender Offer First Published, Sent or
                           Given to Security Holders)

                            Calculation of Filing Fee

      Transaction Valuation*                       Amount of Filing Fee

           $8,400,000.00                                 $1,680.00

*Calculated solely for the purpose of determining the filing fee, based on the purchase of 400,000 shares of common stock at a price of $21.00 per share.

[ ] Check box if any part of the fee if offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:             Not applicable
Form or Registration No:            Not applicable
Filing Party:                       Not applicable
Date Filed:                         Not applicable

Item 1. Security and Subject Company.

         (a) The name of the subject company is First Banks America, Inc. ("FBA"), and the address of its principal executive office is 135 North
          Meramec, St. Louis, Missouri 63105.

         (b)      The   information  set  forth in  the  Introduction  to and in
         Sections 1 and 9 of the Offer to Purchase is hereby incorporated by reference.

         (c) The information set forth in Section 7 of the Offer to Purchase is hereby incorporated by reference.

Item 2. Identity and Background.

         (a)-(d), (g) This statement is being filed by the Offeror. The address of its principal executive office is 135 North Meramec, St. Louis, Missouri 63105. The Offeror, a Missouri corporation, is a bank holding company; the nature of the affiliation between FBA and the Offeror is described in Sections 2 and 9 of the Offer to Purchase and is hereby incorporated by reference.

         The information concerning the name, business address, present principal occupation or employment, material occupations, positions, offices or employment during the last five years and citizenship of each of the executive officers and directors of the Offeror is set forth in Appendix 1 to this Schedule 14D-1 and is incorporated herein by reference.

         (e), (f) During the last five years, neither Offeror nor, to Offeror's knowledge, any director, executive officer or person controlling the Offeror has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

Item 3. Past Contacts, Transactions or Negotiations with the Subject Company.

         (a) The information set forth in Section 9 of the Offer to Purchase is hereby incorporated by reference.

         (b) Not applicable.

Item 4. Source and Amount of Funds or Other Consideration.

        The information set forth in Section 8 of the Offer to Purchase is hereby incorporated by reference.

Item 5. Purpose of the Tender Offer and Plans or Proposals of the Bidder.

        (a-g)   The information set forth in Section 2 of the Offer to Purchase is hereby incorporated by reference.

Item 6. Interest in Securities of the Issuer.

        The information set forth in the Introduction to and in Sections 2 and 10 of the Offer to Purchase and in Schedule A thereto is hereby incorporated by reference.

Item 7. Contracts, Arrangements, Undertakings or Relationships With Respect to the Subject Company's Securities.

        The information set forth in Section 10 of the Offer to Purchase is hereby incorporated by reference.

Item 8. Persons Retained, Employed or to be Compensated.

        The information set forth in Section 15 of the Offer to Purchase is hereby incorporated by reference.

Item 9. Financial Statements of Certain Bidders.

         Not applicable.

Item 10. Additional information.

         (a)    None.

         (b) The information set forth in Section 12 of the Offer to Purchase is hereby incorporated by reference.

         (c)    Not applicable.

         (d) The information set forth in Section 11 of the Offer to Purchase is hereby incorporated by reference.

         (e)    None.

Item 11.  Material to be filed as Exhibits.

         (a)(1) Form of Offer to Purchase dated January 4, 1999.

         (a)(2) Form of Letter of Transmittal, together with Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

         (a)(3) Form of Notice of Guaranteed Delivery.

         (a)(4) Form of letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

         (a)(5) Form of letter to FBA stockholders from James F. Dierberg, Chief Executive Officer of the Offeror.

         (a)(6)  Form of Press Release issued by the Offeror.

         (b)(1) Secured Credit Agreement, dated August 26, 1998, among First Banks, Inc. and a group of unaffiliated banks.

         (c)     Not Applicable.

         (d)     Not Applicable.

         (e)     Not Applicable.

         (f)     Not Applicable.

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 4, 1999                        FIRST BANKS, INC.



                                             /s/James F. Dierberg
                                             James F. Dierberg
                                             Chairman of the Board, President
                                             and Chief Executive Officer

                                  EXHIBIT INDEX

         (a)(1) Form of Offer to Purchase dated January 4, 1999.

         (a)(2) Form of Letter of  Transmittal,  together  with  Guidelines for
                Certification    of   Taxpayer    Identification    Number   on
                Substitute Form W-9.

         (a)(3) Form of Notice of Guaranteed Delivery.

         (a)(4) Form of letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

         (a)(5) Form of letter to stockholders from James F. Dierberg, Chief Executive Officer of the Offeror.

         (a)(6) Form of Press Release issued by the Offeror.

         (b)(1) Secured Credit Agreement, dated August 26, 1998, among First Banks, Inc. and a group of unaffiliated banks.

                                   APPENDIX 1




Directors and Executive Officers of First Banks, Inc.

The directors and executive officers of First Banks, Inc. and their positions with First Banks, Inc. and its subsidiary banks and other subsidiaries are set forth below:


James F. Dierberg                   Chairman   of   the    Board  of  Directors,
                                    President and  Chief  Executive  Officer  of
                                    First Banks, Inc. and   First Banks America,
                                    Inc.;  Director of CCB Bancorp,  Inc.;  and
                                    Trustee of First Preferred Capital Trust;and
                                    First America Capital Trust.

Allen H. Blake                      Executive    Vice     President,       Chief
                                    Operating Officer,  Chief Financial Officer,
                                    Secretary and Director of First Banks, Inc.;
                                    Secretary   and   Director  of  First  Bank;
                                    Executive Vice  President,  Chief  Operating
                                    Officer, Chief Financial Officer,  Secretary
                                    and Director of First Banks  America,  Inc.;
                                    Vice  President and  Assistant  Secretary of
                                    First   Bank  &  Trust  and  First  Bank  of
                                    California;  and Trustee of First  Preferred
                                    Capital  Trust  and  First America Capital
                                    Trust.

Donald Gunn, Jr.                    Director of First Banks, Inc.

George J. Markos                    Director of First Banks, Inc.

Thomas A. Bangert                   Senior Vice  President and Chief  Operations
                                    Officer of First Banks, Inc.; and  Executive
                                    Vice President and Director of First Bank.

Laurence J. Brost                   Senior   Vice   President   and   Controller
                                    of  First  Banks,   Inc.;   Vice  President,
                                    Chief Accounting Officer of First  Bank; and
                                    Trustee of First Preferred Capital Trust and
                                    First America Capital Trust.

John A. Schreiber                   Executive  Vice President and Chief Lending
                                    Officer of First Banks, Inc.; and Chairman of the Board of Directors, President and Chief Executive Officer of First Bank.

Mark T. Turkcan                     Executive  Vice   President,   Mortgage  and
                                    Consumer  Banking,  of  First Banks,  Inc.;
                                    and Director of First Bank.

Donald W.  Williams                 Executive  Vice  President and  Chief Credit
                                    Officer of First Banks,  Inc.;   Senior Vice
                                    President  and   Director  of  First   Bank;
                                    Director of First Banks America, Inc.,First
                                    Bank Texas  N.A.,  First Bank  &  Trust and
                                    First Bank of California.

James F. Dierberg is the Chairman of the Board of Directors and Chief Executive Officer of First Banks, Inc.; positions he has held since 1988. He has also served as a Director of First Banks, Inc. since 1979. Mr. Dierberg was President of First Banks, Inc. from 1979 until February 1992; he was re-appointed President in 1994 and continues to serve in that capacity. Mr. Dierberg was appointed Chairman of the Board, President, and Chief Executive Officer of First Banks America, Inc. in 1994. Mr. Dierberg has served in various capacities with other bank holding companies and banks owned or controlled by him or members of his family since 1957. In addition, Mr. Dierberg serves as a trustee of First Preferred Capital Trust and First America Capital Trust. Mr. Dierberg's business address is 135 North Meramec, Clayton, MO 63105.

Allen H. Blake has been an Executive Vice President of First Banks, Inc. since 1996, and was appointed Chief Operating Officer of First Banks, Inc. in October 1998. Mr. Blake joined First Banks, Inc. as Vice President and Chief Financial Officer in 1984, and in 1988 was appointed as Secretary and Director of First Banks, Inc. In addition, Mr. Blake was appointed Executive Vice President and Chief Operating Officer of First Banks America, Inc. in October 1998 and has served as Chief Financial Officer, Secretary and Director of First Banks America, Inc. since 1994, and also serves as a trustee of First Preferred Capital Trust and First America Captital Trust. Mr. Blake's business address is 11901 Olive Boulevard, Creve Coeur, MO 63141.

Donald Gunn, Jr. was elected a Director of First Banks, Inc. in 1992. Mr. Gunn is a practicing attorney and has been a shareholder in the law firm of Gunn & Gunn, P.C. during the past five years. Mr. Gunn's business address is 11901 Olive Boulevard., Creve Coeur, MO 63141.

George J. Markos was elected a Director of First Banks, Inc. in 1992. Mr. Markos is a management consultant providing services primarily to banks, savings and loans and related businesses, including First Banks, Inc., through his company, Profit Management Systems, and has performed such services during the past five years. Mr. Markos' business address is 1595 North Central Expressway, Richardson, TX 75080.

Thomas A. Bangert is Senior Vice President and Chief Operations Officer of First Banks, Inc., Executive Vice President and Director of First Bank, positions he assumed in 1990. Mr. Bangert is also a Director of First Land Trustee Corporation, a position he assumed during 1997. Mr. Bangert's business address is #1 First Missouri Center, Creve Coeur, MO 63141.

Laurence J. Brost has been Senior Vice President and Controller of First Banks, Inc. since 1997. Mr. Brost assumed the position of Vice President and Controller of the Company in 1990. Mr. Brost also serves as a trustee of First Preferred Capital Trust and First America Capital Trust. Mr. Brost's business address is 11901 Olive Boulevard, Creve Coeur, MO 63141.

John A. Schreiber is Executive Vice President and Chief Lending Officer of First Banks, Inc. and President and Chief Executive Officer of First Bank, positions he assumed in 1996 and 1992, respectively. In 1994, he became Chairman of the Board of Directors of First Bank. Mr. Schreiber's business address is 11901 Olive Boulevard, Creve Coeur, MO 63141.

Mark T. Turkcan is Executive Vice President, Mortgage and Consumer Banking, of First Banks, Inc., positions he assumed in April 1996. Mr. Turkcan has been employed in various executive capacities with First Banks, Inc. since 1985. Mr. Turkcan is also a Director of First Bank, a position he has held since 1994. Mr. Turkcan's business address is 135 North Meramec, Clayton, MO 63105.

Donald W. Williams is Executive Vice President and Chief Credit Officer of First Banks, Inc. and a Senior Vice President and Director of First Bank, positions he assumed in 1993. Mr. Williams also serves as a Director of First Banks America, Inc., First Bank Texas N.A., First Bank & Trust and First Bank of California. Mr. Williams' business address is 135 North Meramec, Clayton, MO 63105.

                                                                Exhibit (a)(1)
                           OFFER TO PURCHASE FOR CASH

                      UP TO 400,000 SHARES OF COMMON STOCK
                          OF FIRST BANKS AMERICA, INC.
                              BY FIRST BANKS, INC.
                   AT A PURCHASE PRICE NOT IN EXCESS OF $21.00
                         NOR LESS THAN $16.50 PER SHARE
           THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT
          5:00 P.M. NEW YORK CITY TIME ON WEDNESDAY, FEBRUARY 3, 1999,
                          UNLESS THE OFFER IS EXTENDED.

         First Banks, Inc., a Missouri corporation (the "Offeror"), invites the stockholders of the Offeror's majority-owned subsidiary, First Banks America, Inc., a Delaware corporation ("FBA"), to tender shares of FBA's $.15 par value Common Stock (the "Shares") to the Offeror at prices not in excess of $21.00 nor less than $16.50 per Share in cash, specified by such stockholders, upon the terms and subject to the conditions set forth herein and in the related Letter of Transmittal, which together constitute the "Offer." The Offeror is the majority stockholder of FBA; as of December 31, 1998, the Offeror was the owner of 1,895,894 shares of Common Stock and 2,500,000 shares of Class B Common Stock, which collectively represented approximately 76.84% of the outstanding voting stock of FBA. The Offeror's principal purpose in conducting this Offer is to increase its ownership to more than 80% of the combined outstanding Common Stock and Class B Common Stock of FBA. See Section 2.

         The Offeror will determine the single per Share price, not in excess of $21.00 nor less than $16.50 per Share, net to the seller in cash (the "Purchase Price"), that it will pay for Shares properly tendered and not withdrawn pursuant to the Offer, taking into account the number of Shares tendered and the prices specified by tendering stockholders. The Offeror will select the lowest Purchase Price that will allow it to buy 400,000 Shares (or such lesser number of Shares as are properly tendered at prices not in excess of $21.00 nor less than $16.50 per Share). All Shares properly tendered at prices at or below the Purchase Price and not withdrawn will be purchased at the same price, upon the terms and subject to the conditions of the Offer, including the proration provisions. All Shares acquired in the Offer will be acquired at the Purchase Price. The Offeror reserves the right, in its sole discretion, to purchase more than 400,000 Shares pursuant to the Offer. See Section 14.

         The Offer is not conditioned on any minimum number of Shares being tendered, but it is subject to certain other conditions. See Section 6.

         The Shares are listed and traded on the New York Stock Exchange, Inc. (the "NYSE") under the symbol "FBA." On December 29, 1998, the closing price per Share of Common Stock as reported on the NYSE Composite Tape was $16.81. Stockholders are urged to obtain current market quotations for the Shares. See
Section 7.

         Neither FBA nor its Board of Directors makes any recommendation to stockholders as to whether to tender or refrain from tendering their Shares. Each stockholder must make the decision whether to tender Shares and, if so, how many Shares and at what price or prices Shares should be tendered.

                                    IMPORTANT

         Any stockholder wishing to tender all or any part of his or her Shares should either:

(a) Complete and sign a Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal; and (1) either mail or deliver it with any required signature guarantee and any other required documents to ChaseMellon Shareholder Services, L.L.C. (the "Depositary"), and either mail or deliver the stock certificates for such Shares to the Depositary (with all such other documents); or (2) tender such Shares pursuant to the procedure for book-entry tender set forth in Section 3; or

(b) Request a broker, dealer, commercial bank, trust company or other nominee to deliver certificates on behalf of such stockholder.

         Holders of Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee should contact the registered owner if they desire to tender their Shares. Any stockholder who desires to tender Shares and whose certificates for such Shares cannot be delivered to the Depositary, who cannot comply with the procedure for book-entry transfer, or whose other required documents cannot be delivered to the Depositary, in any case by the expiration of the Offer, must tender such Shares pursuant to the guaranteed delivery procedure set forth in Section 3.

         To properly tender Shares, stockholders must validly complete the Letter of Transmittal including the section relating to the price at which they are tendering Shares.

         Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery (which is included in the materials distributed with this Offer to Purchase) may be directed to the Information Agent (as defined) at its address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be obtained from the Information Agent.

         Neither FBA nor its Board of Directors has authorized any person to make any recommendation on behalf of FBA or its Board of Directors as to whether stockholders should tender or refrain from tendering Shares pursuant to the Offer. Neither the Offeror nor FBA has authorized any person to give any information or to make any representation in connection with the Offer other than those contained herein or in the related Letter of Transmittal. If given or made, any such recommendation or any such information or representation must not be relied upon as having been authorized by either the Offeror or FBA.

                                 January 4, 1999

                                     SUMMARY

         This general summary is solely for the convenience of FBA's stockholders and is qualified in its entirety by reference to the full text and more specific details in this Offer to Purchase. FBA stockholders are strongly encouraged to review this entire Offer to Purchase.


Purchase Price......................  The Offeror will select a single Purchase
                                      Price for all Shares  accepted, which will
                                      be  not  more than  $21.00  nor  less than
                                      $16.50 per Share.   All  Shares  purchased
                                      by the Offeror  will be  purchased  at the
                                      Purchase  Price  even  if  tendered  at or
                                      below the Purchase Price. Each stockholder
                                      desiring to  tender  Shares  must  specify
                                      in the Letter of  Transmittal  the minimum
                                      price (not more than $21.00 nor less  than
                                      $16.50    per     Share)   at  which  such
                                      stockholder is willing to have his or her Shares purchased by the Offeror.

Number of Shares to be Purchased....  400,000  Shares (or such lesser  number as are properly tendered at prices not in excess of $21.00 nor less than $16.50 per Share).

How to Tender Shares................  Call the  Information  Agent,  Beacon Hill
                                      Partners,  Inc.,  at (800)  792-2829,  or
                                      consult your broker for  assistance.   See
                                      Section 3.

Brokerage Commissions...............  None  for   registered   stockholders  who
                                      tender  their    Shares   directly  to the
                                      Depositary.  Stockholders  holding  Shares
                                      through  brokers  or  banks  are urged to
                                      consult such brokers or banks to determine
                                      whether transaction costs are   applicable
                                      if stockholders tender Shares through such brokers or banks and not directly by the stockholder to the Depositary.

Stock Transfer Tax..................  None,   if    payment is   made   to   the
                                      registered  holder.

Expiration and Proration Dates......  Wednesday,  February 3, 1999, at 5:00 p.m.
                                      New York City time, unless extended by the Offeror.

Payment Date........................  As  soon   as   practicable   after   the
                                      termination of the Offer.

Position of FBA and its Directors...  Neither  FBA nor  it Board of  Directors
                                      makes any  recommendation to stockholders
                                      as   to whether to tender or refrain from
                                      tendering their Shares. Each stockholder must make the decision whether to tender Shares and, if so, how many Shares and at what price or prices Shares should be tendered.

Withdrawal Rights...................  Tendered  Shares may  be  withdrawn at any time until 5:00 p.m. New York  City  time,
                                      on  Wednesday,  February  3, 1999,  unless
                                      the  Offer is  extended  by    the Offeror
                                      and    unless  previously   accepted   for
                                      payment,  after 5:00 p.m.  New  York City
                                      time,  on    Friday,   March 5, 1999. See
                                      Section 4.

Lost or Destroyed Certificates......  Contact the Depositary  at (800) 777-3674
                                      immediately  for     assistance  tendering
                                      securities evidenced by lost, destroyed or misplaced certificates. See Section 3.

                                TABLE OF CONTENTS
                                -----------------

                                                                       PAGE
                                                                       ----

INTRODUCTION..........................................................   1
THE OFFER.............................................................   3
  1. Number of Shares; Proration......................................   3
  2. Purpose of the Offer; Certain Effects of the Offer...............   5
  3. Procedures for Tendering Shares..................................   8
  4. Withdrawal Rights................................................  12
  5. Purchase of Shares and Payment of Purchase Price.................  13
  6. Certain Conditions of the Offer..................................  14
  7. Price Range of Shares; Dividends.................................  16
  8. Source and Amount of Funds.......................................  16
  9. Certain Information Concerning FBA; Transactions Among FBA,
       the Offeror and Affiliates.....................................  17
10. Interests of Directors and Officers; Transactions
       and Arrangements Concerning Shares.............................  21
11. Effects of the Offer on the Market for Shares;
       Registration, Listing and Other Effects........................  21
12. Certain Legal Matters; Regulatory Approvals.......................  22
13. Certain United States Federal Income Tax Consequences.............  22
14. Extension of Offer; Termination; Amendment........................  25
15. Fees and Expenses.................................................  26
16. Miscellaneous.....................................................  27
SCHEDULE A -- Certain Transactions Involving Shares...................  28

               CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

     Information appearing in this Offer to Purchase and in documents referred to herein that are filed with the Securities and Exchange Commission which are not statements of historical fact may include forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties, not all of which can be predicted or anticipated. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include general market conditions as well as conditions affecting the banking industry generally and factors having a specific impact on FBA and/or the Offeror, including but not limited to fluctuations in interest rates and in the economy; the impact of laws and regulations applicable to FBA and the Offeror and changes therein; competitive conditions in the markets in which FBA and the Offeror conduct their operations; and the ability of FBA and the Offeror to respond to changes in technology. Readers should therefore not place undue reliance on forward-looking statements.

To the Holders of Common Stock of First Banks America, Inc.:

                                  INTRODUCTION

     First Banks, Inc., a Missouri corporation (the "Offeror"), invites the stockholders of First Banks America, Inc., a Delaware corporation ("FBA"), to tender shares of FBA's $.15 par value Common Stock (the "Shares") to the Offeror at prices not in excess of $21.00 nor less than $16.50 per Share in cash, specified by such stockholders upon the terms and subject to the conditions set forth herein and in the related Letter of Transmittal, which together constitute the "Offer." The Offeror will determine the single per Share price, not in excess of $21.00 nor less than $16.50 per Share, net to the seller in cash (the "Purchase Price"), that it will pay for Shares properly tendered and not withdrawn pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering stockholders. The Offeror will select the lowest Purchase Price that will allow it to buy 400,000 Shares (or such lesser number of Shares as are properly tendered at prices not in excess of $21.00 nor less than $16.50 per Share). Shares properly tendered at prices at or below the Purchase Price and not withdrawn will be purchased at the Purchase Price, upon the terms and subject to the conditions of the Offer, including the proration provisions. All Shares acquired in the Offer will be acquired at the Purchase Price. The Offeror reserves the right, in its sole discretion, to purchase more than 400,000 Shares pursuant to the Offer. See Section 14.

     The Offer is not conditioned on any minimum number of Shares being tendered. The Offer is, however, subject to certain other conditions. See
Section 6.

     Neither FBA nor its Board of Directors makes any recommendation to stockholders as to whether to tender or refrain from tendering their Shares. Each stockholder must make the decision whether to tender Shares and, if so, how many Shares and at what price or prices Shares should be tendered.

     The Board of Directors of FBA concluded that the differing circumstances of stockholders, including individual financial and investment objectives and tax situations, makes it inadvisable to make a recommendation for all FBA stockholders. Furthermore, the nature of the Offer, which allows a stockholder to tender Shares at a price or prices which he or she deems appropriate, will enable stockholders to consider their individual circumstances in deciding whether to tender Shares and, if so, in what quantity and at what price(s).

     Upon the terms and subject to the conditions of the Offer, if at the expiration of the Offer more than 400,000 Shares (or such greater number of Shares as the Offeror may elect to purchase) are properly tendered at or below the Purchase Price and not withdrawn, the Offeror will buy Shares on a pro rata basis from all other stockholders who properly tender Shares at prices at or below the Purchase Price (and do not withdraw them prior to the expiration of the Offer). The Offeror will return, at its own expense, all Shares not purchased pursuant to the Offer. See Section 1.

     The Purchase Price will be paid net to the tendering stockholders in cash for all Shares purchased. Tendering stockholders who are registered holders will not be obligated to pay brokerage commissions, solicitation fees or, subject to Instruction 7 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares by the Offeror. Stockholders holding Shares through brokers or banks are urged to consult such brokers or banks to determine whether transaction costs are applicable if stockholders tender Shares through such brokers or banks and not directly to the Depositary. However, any tendering stockholder or other payee who fails to complete, sign and return to the Depositary the Substitute Form W-9 that is included as part of the Letter of Transmittal may be subject to required United States federal income tax backup withholding of 31% of the gross proceeds payable to such stockholder or other payee pursuant to the Offer. See
Section 3. The Offeror will pay all fees and expenses of ChaseMellon Shareholder Services, L.L.P. (the "Depositary") and Beacon Hill Partners, Inc. (the "Information Agent") incurred in connection with the Offer. See Section 15.

     The Offeror's purpose in making the Offer is to increase its ownership of FBA's voting securities to more than 80% of the total voting securities outstanding. As of the date hereof, the Offeror owns 1,895,894 Shares and 2,500,000 shares of Class B Common Stock, par value $.15 ("Class B Stock"). The Class B Stock is a separate class which is held solely by the Offeror; each share of Class B Stock has the same voting power as a Share, or one vote per share in the election of directors and in other matters subject to the vote of stockholders. The Offeror recently increased its ownership of Shares by converting a debenture previously issued by FBA in connection with FBA's acquisition of First Commercial Bancorp, Inc. See Section 2 for additional information regarding the purpose of the Offer.

     The Offer provides FBA stockholders who are considering a sale of all or a portion of their Shares with the opportunity to determine the price or prices (not in excess of $21.00 nor less than $16.50 per Share) at which they are willing to sell their Shares and, subject to the terms and conditions of the Offer, to sell those Shares for cash without the usual transaction costs associated with market sales, where Shares are tendered by the registered owner thereof directly to the Depositary. In addition, stockholders owning fewer than 100 Shares whose Shares are purchased pursuant to the Offer and who tender directly not only will avoid the payment of brokerage commissions but also will avoid any applicable odd-lot discounts payable on a sale of their Shares in a NYSE transaction. The Offer also allows stockholders who choose to do so and tender at a price accepted by the Offeror to sell a portion of their Shares while retaining a continuing equity interest in FBA.

     As of December 31, 1998, FBA had issued and outstanding 3,220,991 Shares and 2,500,000 shares of Class B Stock. The rights of the holder of Class B Stock are in most respects equivalent to the rights associated with the Shares, except that the Shares have a dividend preference over the Class B Stock, are unregistered and transferable only in certain limited circumstances. The outstanding shares of Class B Stock are convertible after August 31, 1999, at the option of the holder, into an equal number of Shares. Each Share and each share of Class B Stock is entitled to one vote in the election of directors of FBA and in other matters on which a vote of stockholders is taken.

     In addition to the shares currently outstanding, FBA has reserved (i) 6,667 Shares for issuance upon exercise of options which are outstanding and those that may be issued pursuant to the BancTEXAS Group Inc. 1990 Stock Option Plan (the "Option Plan") and (ii) 2,500,000 Shares for issuance upon conversion of the same number of outstanding shares of Class B Stock. The 400,000 Shares that the Offeror is offering to purchase pursuant to the Offer represent approximately 6.99% of FBA's voting stock outstanding on December 31, 1998
(approximately 6.98% assuming issuance of all of the outstanding reserved shares). The Shares are listed and traded on the NYSE under the symbol "FBA." On December 29, 1998, the closing price per Share as reported on the NYSE Composite Tape was $16.81. Stockholders are urged to obtain current market quotations for the Shares. See Section 7.

                                    THE OFFER

1. Number of Shares; Proration

     Upon the terms and subject to the conditions of the Offer, the Offeror will purchase 400,000 Shares or such lesser number of Shares as are properly tendered (and not withdrawn in accordance with Section 4) prior to the Expiration Date (as defined below) at prices not in excess of $21.00 nor less than $16.50 per Share in cash.

     The term "Expiration Date" means 5:00 p.m. New York City time, on Wednesday, February 3, 1999 unless and until the Offeror, in its sole discretion, extends the period of time during which the Offer will remain open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by the Offeror, shall expire. See
Section 14 for a description of the Offeror's right to extend, delay, terminate or amend the Offer. The Offeror reserves the right to purchase more than 400,000 Shares pursuant to the Offer. In accordance with applicable regulations of the Securities and Exchange Commission (the "Commission"), the Offeror may purchase pursuant to the Offer an additional amount of Shares not to exceed 2% of the outstanding Shares as of the date hereof without amending or extending the Offer. See Section 14.

     In the event of an over-subscription of the Offer as described below, Shares tendered at or below the Purchase Price prior to the Expiration Date will be subject to proration. The proration period also expires on the Expiration Date.

     The Offeror will select the lowest Purchase Price that will allow it to buy 400,000 Shares (or such lesser number of Shares as are properly tendered at prices not in excess of $21.00 nor less than $16.50 per Share and not withdrawn). All Shares properly tendered at prices at or below the Purchase

Price and not withdrawn will be purchased at the Purchase Price, upon the terms and subject to the conditions of the Offer, including the proration provisions. All Shares purchased in the Offer will be purchased at the same Purchase Price.

     The Offer is not conditioned on the tender of any minimum number of Shares, but is subject to certain other conditions. See Section 6.

     In accordance with Instruction 5 of the Letter of Transmittal, stockholders desiring to tender Shares must agree to accept the Purchase Price that results from the Offer or specify the price, not in excess of $21.00 nor less than $16.50 per Share, at which they are willing to sell their Shares to the Offeror. Stockholders may also specify in the Letter of Transmittal the order in which their Shares are purchased if, due to the proration provisions of the Offer, some but not all of their Shares are purchased. As promptly as practicable following the Expiration Date, the Offeror will, in its sole discretion, determine the Purchase Price that it will pay for Shares properly tendered pursuant to the Offer and not withdrawn, taking into account the number of Shares tendered and the prices specified by tendering stockholders. All Shares tendered and not purchased pursuant to the Offer, including Shares tendered at prices in excess of the Purchase Price and Shares not purchased because of proration, will be returned to the tendering stockholders at the Offeror's expense as promptly as practicable following the Expiration Date.

     If the number of Shares validly tendered and not withdrawn on or prior to the Expiration Date is less than or equal to 400,000 Shares (or such greater number of shares as the Offeror may elect to purchase pursuant to the Offer), the Offeror will, upon the terms and subject to the conditions of the Offer, purchase at the Purchase Price all Shares so tendered.

     Priority of Purchases. Upon the terms and subject to the conditions of the Offer, if more than 400,000 Shares (or such greater number of Shares as the Offeror may elect to purchase) have been properly tendered at prices at or below the Purchase Price and not withdrawn prior to the Expiration Date, the Offeror will purchase Shares properly tendered at prices at or below the Purchase Price and not withdrawn prior to the Expiration Date, on a pro rata basis (with appropriate adjustments to avoid purchases of fractional Shares) as described below.

     Proration. In the event that proration of tendered Shares is required, the Offeror will determine the proration factor as soon as practicable following the Expiration Date. Proration for each stockholder tendering Shares will be based on the ratio of the number of Shares properly tendered and not withdrawn by a stockholder to the total number of Shares properly tendered and not withdrawn by all stockholders at or below the Purchase Price. Because of the difficulty in determining the number of Shares properly tendered (including Shares tendered by guaranteed delivery procedures, as described in Section 3) and not withdrawn, the Offeror does not expect that it will be able to announce the final proration factor or commence payment for any Shares purchased pursuant to the Offer until approximately five NYSE trading days after the Expiration Date. The preliminary results of any proration will be announced by press release as promptly as practicable after the Expiration Date. Stockholders may obtain such preliminary information from the Information Agent and may be able to obtain such information from their brokers.

     As described in Section 13, the number of Shares that the Offeror will purchase from a stockholder may affect the United States federal income tax consequences to the stockholder and, therefore, may be relevant to a stockholder's decision whether or not to tender Shares.

     This Offer to Purchase and the related Letter of Transmittal are being mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on FBA's stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

2. Purpose of the Offer; Certain Effects of the Offer

     The Offer provides stockholders of FBA who are considering a sale of all or a portion of their Shares with the opportunity to determine the price or prices (not in excess of $21.00 nor less than $16.50 per Share) at which they are willing to sell their Shares and, subject to the terms and conditions of the Offer, to sell those Shares for cash without, where Shares are tendered by the registered owner thereof directly to the Depositary, the usual transaction costs associated with market sales. In addition, Odd Lot Holders (the "Odd Lot Holders") whose shares are purchased pursuant to the Offer not only will avoid the payment of brokerage commissions but also will avoid any applicable odd lot discounts payable on a sale of their shares in a NYSE transaction. The Offer also allows FBA stockholders to sell a portion of their Shares while retaining a continuing equity interest in FBA.

     The Offeror's purpose in making the Offer is to increase its ownership of FBA's voting securities to more than 80% of the total voting securities outstanding. The Shares acquired pursuant to the Offer will remain outstanding and will be held by the Offeror. As of the date hereof, the Offeror owns 1,895,894 Shares and 2,500,000 shares of Class B Stock. The Class B Stock is a separate class which is held solely by the Offeror; each share of Class B Stock has the same voting power as a share of Common Stock, or one vote per share in the election of directors and in other matters subject to the vote of stockholders. The Offeror recently increased its ownership of Shares by converting a debenture previously issued by FBA in connection with FBA's acquisition of First Commercial Bancorp, Inc.

     The Offeror's ownership constitutes 76.84% of the total outstanding voting stock of FBA as of the date hereof. By increasing its ownership percentage to more than 80%, the Offeror will be able to include FBA and its subsidiaries in the Offeror's consolidated federal and state income tax reports and returns. In the past, FBA and its subsidiaries have comprised a separate consolidated group for federal income tax purposes.

     It is particularly important to the Offeror that, by achieving greater than 80% ownership, the Offeror expects to avoid the negative effects of a financial reporting requirement of the Financial Accounting Standards Board (the "FASB") that would, if applicable to the Offeror in 1998 and subsequent years, materially reduce the Offeror's reported share of FBA's net income. Specifically, Opinion Number 109 of FASB, relating to accounting for income taxes, requires a parent corporation (such as the Offeror) owning less than 80% of the outstanding voting securities of a subsidiary (such as FBA) to provide for income taxes on the parent's financial statements with respect to its proportionate share of FBA's net income (after provision for income taxes). This income tax provision is to be calculated based on the difference between the tax basis of the parent's investment in the subsidiary and the accounting basis of that investment. The effect of this requirement on the Offeror's financial statements would be to reduce its share of the net income of FBA (that is, the Offeror's percentage ownership interest in FBA's net income) by approximately 35%. However, there should be no difference between the tax basis and the accounting basis of the Offeror's investment in FBA, once the Offeror reaches and maintains more than 80% ownership of FBA's voting securities.

     The Offeror has determined that, unless it increases its ownership in FBA to more than 80%, the effects of the FASB opinion would be undesirable, and that the most effective way to avoid this result is to increase its ownership percentage in FBA by conducting the Offer. In deciding to conduct the Offer, the Offeror considered several factors, including its assessment that the recent market price of the Shares is at a relatively attractive level that would enable the Offeror to offer a premium over the market price and thereby attract tenders from a sufficient number of FBA stockholders to reach the intended percentage ownership.

     In order to achieve the desired ownership level, the Offeror must acquire 180,899 or more Shares, and the Offeror intends to acquire a comfortable margin above the minimum number of Shares needed to reach 80% ownership. In establishing the price range of the Offer and the maximum number of Shares for which the Offer is made, the Offeror considered several factors, including the following:

o Anticipated earnings stream of FBA relative to the offering price range per share;

o Recent market prices compared with historic and prospective earnings capacity;

o Number of Shares required to increase the Offeror's ownership comfortably above 80%, but leaving a sufficient number of Shares in the market to maintain reasonable liquidity for the remaining stockholders;

o        Probable price necessary to purchase  the  requisit   number of  Shares
         considering the relatively small trading volume;

o After-tax cost of funds used to acquire the Shares compared with anticipated earnings on the Shares acquired;

o        Price/book  and  price/earnings  ratios   compared  with  other similar
         securities available in the market; and,

o Benefits to the Offeror of the elimination of the requirement of recording a second level of income taxes with respect to its equity in the income of FBA.

         FBA, with the approval of its Board of Directors, has previously purchased 651,867 Shares, and FBA's Board has authorized the purchase of up to an additional 165,039 Shares in open market and/or private transactions.
Depending upon future market prices, the availability of funds and other relevant factors, the Offeror and/or FBA may from time to time engage in additional purchases of Shares, including open market purchases and private transactions.

         One effect of the financial reporting requirement discussed above and the Offeror's decision to seek to increase its ownership to more than 80% of FBA's outstanding voting stock may be to make it less likely that FBA will enter into transactions, including acquisitions of other banks, in which the consideration paid is in the form of voting stock of FBA; see Section 11.

         Except as disclosed in this Offer to Purchase, the Offeror currently has no plans or proposals that relate to or would result in:

(a) the acquisition by any person of additional securities of FBA or the disposition of securities of FBA;

(b)        an   extraordinary   corporate   transaction,   such  as  a   merger,
           reorganization or liquidation, involving FBA or any of its subsidiaries (except that, as previously disclosed, (i) FBA is party to an agreement whereby it would acquire Redwood Bank, San Francisco, California, and (ii) FBA has an acquisition program pursuant to which it may acquire additional financial institutions);

(c) a sale or transfer of a material amount of assets of FBA or any of its subsidiaries;

(d)        any change in the present Board of Directors or management of FBA;

(e)        any  material  change  in  the  present  dividend  rate  o   policy,
           indebtedness or capitalization of FBA;

(f)        any other material change in FBA's corporate structure or business;

(g) any change in FBA's Certificate of Incorporation or By-Laws or any actions which may impede the acquisition of control of FBA by any person;

(h)        a class of equity security of FBA being delisted from the NYSE;

(i) a class of equity security of FBA becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j)        the suspension  of FBA's  obligation  to  file  report  pursuant  to
           Section 15(d) of the Exchange Act.

     In the meeting of the Board of Directors of FBA held on October 30, 1998, Mr. Mark T. Turkcan tendered his resignation as a Director of FBA, effective as of January 1, 1999. To serve the unexpired portion of Mr. Turkcan's term, the Board appointed Mrs. Ellen Schepman. Mrs. Schepman is the daughter of Mr. James
F. Dierberg, Chairman of the Board, Chief Executive Officer and President of the Offeror and FBA, and Mrs. Mary W. Dierberg. In addition, Mrs. Schepman is a Trustee of the living trust of Ellen C. Dierberg, dated July 17, 1992, the owner of 32.6% of the outstanding common stock of the Offeror. Since her graduation from Denison University in 1996, Mrs. Schepman has been employed as a retail marketing specialist of First Bank & Trust, a wholly owned subsidiary of the Offeror.

3. Procedures for Tendering Shares

     Proper Tender of Shares. For Shares to be tendered properly pursuant to the Offer, (a) the certificates for such Shares (or confirmation of receipt of such Shares pursuant to the procedures for book-entry transfer set forth below), together with a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) including any required signature guarantees and any other documents required by the Letter of Transmittal, must be received prior to 5:00 p.m. New York City time, on the Expiration Date by the Depositary at its address set forth on the back cover of this Offer to Purchase or (b) the tendering stockholder must comply with the guaranteed delivery procedure set forth below. In accordance with Instruction 5 of the Letter of Transmittal, stockholders desiring to tender Shares pursuant to the Offer must properly indicate in the section captioned "Price (in dollars) per Share at which Shares are being Tendered" on the Letter of Transmittal the price (in multiples of $.125) at which their Shares are being Tendered. Alternatively, stockholders may elect to have their per Share price determined by the Offeror in accordance with the terms of the Offer by checking the box under the section captioned "Shares Tendered at Price Determined by Dutch Auction." Stockholders who desire to tender Shares at more than one price must complete a separate Letter of Transmittal for each price at which Shares are tendered, provided that the same Shares cannot be tendered (unless properly withdrawn previously in accordance with the terms of the Offer) at more than one price. To properly tender Shares, one and only one price box must be checked in the appropriate section on each Letter of Transmittal.

         Stockholders who hold Shares through brokers or banks are urged to consult such brokers or banks to determine whether transaction costs are applicable if stockholders tender Shares through such brokers or banks and not directly to the Depositary.

         Signature Guarantees and Method of Delivery. No signature guarantee is required: (i) if the Letter of Transmittal is signed by the registered holder of the Shares (which term, for purposes of this Section 3, shall include any participant in The Depository Trust Company (the "Book-Entry Transfer Facility") whose name appears on a security position listing as the owner of the Shares) tendered therewith and such holder has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal; or (ii) if Shares are tendered for the account of a member in good standing of the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (each such entity being hereinafter referred to as an "Eligible Institution"). See Instruction 1 of the Letter of Transmittal. If a certificate for Shares is registered in the name of a person other than the person executing a Letter of Transmittal, or if payment is to be made, or Shares not purchased or tendered are to be issued, to a person other than the registered holder, then the certificate must be endorsed or accompanied by an appropriate stock power, in either case, signed exactly as the name of the registered holder appears on the certificate, or stock power guaranteed by an Eligible Institution.

         In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or a timely confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility as described above), a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) and any other documents required by the Letter of Transmittal. The method of delivery of all documents, including Certificates for Shares, the Letter of Transmittal and any other required documents, is at the election and risk of the tendering stockholder. If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended.

         Book-Entry Delivery. The Depositary will establish an account with respect to the Shares for purposes of the Offer at the Book-Entry Transfer Facility within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of the Shares by causing such facility to transfer Shares into the Depositary's account in accordance with the Book-Entry Transfer Facility's procedures for transfer. Although delivery of Shares may be effected through a book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility, either (i) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) with any required signature guarantees and any other required documents must, in any case, be transmitted to and received by the Depositary at its address set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or (ii) the guaranteed delivery procedure described below must be followed.

Delivery of documents to a Book-Entry Transfer Facility does not constitute delivery to the Depositary.

         United States Federal Income Tax Backup Withholding. Under the United States federal income tax backup withholding rules, unless an exemption applies under the applicable law and regulations, 31% of the gross proceeds payable to a stockholder or other payee pursuant to the Offer must be withheld and remitted to the United States Internal Revenue Service ("IRS"), unless the stockholder or other payee provides its taxpayer identification number (employer identification number or social security number) to the Depositary (as payor) and certifies under penalties of perjury that such number is correct. Therefore, each tendering stockholder should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding, unless such stockholder otherwise establishes to the satisfaction of the Depositary that it is not subject to backup withholding. If the Depositary is not provided with the correct taxpayer identification number, the United States Holder (as defined in Section 13 herein) also may be subject to a penalty imposed by the IRS. If withholding results in an overpayment of taxes, a refund may be obtained with the filing of a tax return. Certain "exempt recipients" (including, among others, all corporations and certain Non-United States Holders (as defined in Section 13 herein)) are not subject to these backup withholding and information reporting requirements. In order for a Non-United States Holder to qualify as an exempt recipient, that stockholder must submit an IRS Form W-8 or a Substitute Form W-8, signed under penalties of perjury, attesting to that stockholder's exempt status. Such statements can be obtained from the Depositary. See Instruction 10 of the Letter of Transmittal.

         To prevent United States federal income tax backup withholding equal to 31% of the gross payments made to stockholders for Shares purchased pursuant to the Offer, each stockholder who does not otherwise establish an exemption from such backup withholding must provide the Depositary with the stockholder's correct taxpayer identification number and provide certain other information by completing the Substitute Form W-9 included as part of the Letter of Transmittal.

         For  a  discussion  of  certain   United  States   federal  income  tax
consequences to tendering stockholders, see Section 13.

         Withholding for Non-United States Holders. Even if a Non-United States Holder has provided the required certification to avoid backup withholding, the Depositary will withhold United States federal income taxes equal to 30% of the gross payments payable to a Non-United States Holder or his agent unless the Depositary determines that a reduced rate of withholding is available pursuant to a tax treaty or that an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business within the United States. In order to obtain a reduced rate of withholding pursuant to a tax treaty, a Non-United States Holder must deliver to the

Depositary before the payment a properly completed and executed IRS Form 1001. In order to obtain an exemption from withholding on the grounds that the gross proceeds paid pursuant to the Offer are effectively connected with the conduct of a trade or business within the United States, a Non-United States Holder must deliver to the Depositary a properly completed and executed IRS Form 4224. The Depositary will determine a stockholder's status as a Non-United States Holder and eligibility for a reduced rate of, or exemption from, withholding by reference to any outstanding certificates or statements concerning eligibility for a reduced rate of, or exemption from, withholding (e.g., IRS Form 1001 or IRS Form 4224) unless facts and circumstances indicate that such reliance is not warranted. A Non-United States Holder may be eligible to obtain a refund of all or a portion of any tax withheld (with the filing of a tax return) if such Non-United States Holder meets the "complete termination," "substantially disproportionate" or "not essentially equivalent to a dividend" test described in Section 13 or is otherwise able to establish that no tax or a reduced amount of tax is due. Backup withholding generally will not apply to amounts subject to the 30% or a treaty-reduced rate of withholding. Non-United States Holders are urged to consult their own tax advisors regarding the application of United States federal income tax withholding, including eligibility for a withholding tax reduction or exemption, and the refund procedure. See Instruction 10 of the Letter of Transmittal.

         Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder's Share certificates cannot be delivered to the Depositary prior to the Expiration Date (or the procedures for book-entry transfer cannot be completed on a timely basis) or if time will not permit all required documents to reach the Depositary prior to the Expiration Date, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

         (a) such tender is made by or through an Eligible Institution;

         (b) the Depositary receives by hand, mail, overnight carrier, telegram or facsimile transmission, prior to the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided with this Offer to Purchase (specifying the price at which the Shares are being tendered), including (where required) a signature guarantee by an Eligible Institution; and

         (c) the certificates for all tendered Shares, in proper form for transfer (or confirmation of book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) and any required signature guarantees or other documents required by the Letter of Transmittal, are received by the Depositary within three NYSE trading days after the date of receipt by the Depositary of such Notice of Guaranteed Delivery.

         Return of Tendered Shares. If any tendered Shares are not purchased, or if less than all Shares evidenced by a stockholder's certificates are tendered, certificates for unpurchased Shares will be returned as promptly as practicable after the expiration or termination of the Offer or, in the case of Shares tendered by book-entry transfer at the Book-Entry Transfer Facility, such Shares will be credited to the appropriate account maintained by the tendering stockholder at the Book-Entry Transfer Facility, in each case without expense to such stockholder.

         Dividend Reinvestment.  FBA does not have a Dividend Reinvestment Plan.

         Option Plan. The Offeror is not offering, as part of the Offer, to purchase any of the options outstanding under the Option Plan, and tenders of options will not be accepted. Holders of options who wish to participate in the Offer may either (i) comply with the procedures for guaranteed delivery set forth under "Guaranteed Delivery" above without having to exercise options (pursuant to their terms) until after the results of the Offer are known (provided, however, that an option holder will not be required to make the requisite tender through an Eligible Institution and may personally execute and deliver the Notice of Guaranteed Delivery) or (ii) exercise the options (pursuant to their terms) and purchase Shares and then tender such Shares pursuant to the Offer, provided that, in the case of either (i) or (ii), any such exercise of an option and tender of Shares is in accordance with the terms of the Option Plan and the options. In no event are any options to be delivered to the Depositary in connection with a tender of Shares hereunder. An exercise of an option cannot be revoked even if Shares received upon the exercise thereof and tendered in the Offer are not purchased in the Offer for any reason.

         Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the number of Shares to be accepted, the price to be paid for Shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Offeror, in its sole discretion, and its determination shall be final and binding on all parties. The Offeror reserves the absolute right to reject any or all tenders of any Shares that it determines are not in proper form or the acceptance for payment of or payment for which may, in the opinion of the Offeror's counsel, be unlawful. The Offeror also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender with respect to any particular Shares or any particular stockholder and the Offeror's interpretation of the terms of the Offer will be final and binding on all parties. No tender of Shares will be deemed to have been properly made until all defects or irregularities have been cured by the tendering stockholder to the satisfaction of the Offeror or waived by the Offeror. None of the Offeror, the Depositary, the Information Agent or any other person shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give any such notice.

         Tendering Stockholder's Representation and Warranty; Offeror's Acceptance Constitutes an Agreement. A tender of Shares pursuant to any of the procedures described above will constitute the tendering stockholder's acceptance of the terms and conditions of the Offer, as well as the tendering stockholder's representation and warranty to the Offeror that (a) such stockholder has a net long position in the Shares being tendered within the meaning of Rule 14e-4 promulgated by the Commission under the Exchange Act and
(b) the tender of such Shares complies with Rule 14e-4. It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender Shares for such person's own account unless, at the time of tender and at the end of the proration period or period during which Shares are accepted by lot (including any extensions thereof), the person so tendering (i) has a net long position equal to or greater than the amount of (x) Shares tendered or (y) other securities convertible into or exchangeable or exercisable for the Shares tendered and will acquire such Shares for tender by conversion, exchange or exercise and (ii) will deliver or cause to be delivered such Shares in accordance with the terms of the Offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. The Offeror's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and the Offeror upon the terms and conditions of the Offer.

         Lost or Destroyed Certificates. Stockholders whose certificates for their Shares have been lost, stolen, misplaced or destroyed must contact the Depositary at (800) 777-3674 for instructions as to documents which will be required to be submitted together with the Letter of Transmittal in order to replace certificate(s) representing the Shares. Such stockholders are advised to contact the Depositary immediately to permit timely processing of such documentation.

4. Withdrawal Rights

         Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Offeror pursuant to the Offer, may also be withdrawn at any time after 5:00 p.m. New York City time, on Wednesday, February 3, 1999.

         For a withdrawal to be effective, a notice of withdrawal must be in written, telegraphic or facsimile transmission form and must be received in a timely manner by the Depositary at its address set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the tendering stockholder, the name of the registered holder, if different from that of the person who tendered such Shares, the number of Shares tendered and the number of Shares to be withdrawn. If the certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the release of such certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates for Shares to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of Shares tendered by an Eligible Institution). If Shares have been tendered pursuant to the procedure for book-entry tender set forth in Section 3, the notice of withdrawal also must specify the name and the number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the procedures of such facility. None of the Offeror, the Depositary, the Information Agent or any other person shall be obligated to give notice of any defects or irregularities in any notice of withdrawal nor shall any of them incur liability for failure to give any such notice. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Offeror, in its sole discretion, which determination shall be final and binding.

         Withdrawals may not be rescinded and any Shares withdrawn will thereafter be deemed not properly tendered for purposes of the Offer unless such withdrawn Shares are properly retendered prior to the Expiration Date by again following one of the procedures described in Section 3.

         If the Offeror extends the Offer, is delayed in its purchase of Shares or is unable to purchase Shares pursuant to the Offer for any reason, then, without prejudice to the Offeror's rights under the Offer, the Depositary may, subject to applicable law, retain tendered Shares on behalf of the Offeror, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in this Section 4.

5. Purchase of Shares and Payment of Purchase Price

         Upon the terms and subject to the conditions of the Offer, as promptly as practicable following the Expiration Date, the Offeror (i) will determine the Purchase Price it will pay for the Shares properly tendered and not withdrawn prior to the Expiration Date, taking into account the number of Shares so tendered and the prices specified by tendering stockholders, and (ii) will accept for payment and pay for (and thereby purchase) Shares properly tendered at prices at or below the Purchase Price and not withdrawn prior to the Expiration Date. For purposes of the Offer, the Offeror will be deemed to have accepted for payment (and therefore purchased) Shares that are properly tendered at or below the Purchase Price and not withdrawn (subject to the proration provisions of the Offer) only when, as and if it gives oral or written notice to the Depositary of its acceptance of such Shares for payment pursuant to the Offer.

         Upon the terms and subject to the conditions of the Offer, promptly following the Expiration Date, the Offeror will accept for payment and pay a single per Share Purchase Price for 400,000 Shares (subject to increase or decrease as provided in Section 14) or such lesser number of Shares as are properly tendered at prices not in excess of $21.00 nor less than $16.50 per Share and not withdrawn as permitted in Section 4.

         The Offeror will pay for Shares purchased pursuant to the Offer by depositing the aggregate Purchase Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Offeror and transmitting payment to the tendering stockholders.

         In the event of proration, the Offeror will determine the proration factor and pay for those tendered Shares accepted for payment as soon as practicable after the Expiration Date; however, the Offeror does not expect to be able to announce the final results of any proration and commence payment for Shares purchased until approximately five NYSE trading days after the Expiration Date. Certificates for all Shares tendered and not purchased, including all Shares tendered at prices in excess of the Purchase Price and Shares not purchased due to proration, will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to the account maintained with the applicable Book-Entry Transfer Facility by the participant therein who so delivered such Shares) to the tendering stockholder at the Offeror's expense as promptly as practicable after the Expiration Date without expense to the tendering stockholders. Under no circumstances will interest on the Purchase Price be paid by the Offeror by reason of any delay in making payment. In addition, if certain events occur, the Offeror may not be obligated to purchase Shares pursuant to the Offer. See Section 6.

         The Offeror will pay all stock transfer taxes, if any, payable on the transfer to it of Shares purchased pursuant to the Offer. If, however, payment of the Purchase Price is to be made to, or (in the circumstances permitted by the Offer) if unpurchased Shares are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or such other person), payable on account of the transfer to such person will be deducted from the Purchase Price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption therefrom, is submitted. See Instruction 7 of the Letter of Transmittal.

         Any tendering stockholder or other payee who fails to complete fully, sign and return to the Depositary the Substitute Form W-9 included with the Letter of Transmittal may be subject to required federal income tax backup withholding of 31% of the gross proceeds paid to such stockholder or other payee pursuant to the Offer. See Section 3. Also see Section 3 regarding United States federal income tax consequences for Non-United States Holders.

6. Certain Conditions of the Offer

         Notwithstanding any other provision of the Offer, the Offeror shall not be required to accept for payment, purchase or pay for any Shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for Shares tendered, subject to applicable rules under the Exchange Act, if at any time on or after Thursday, December 31, 1998 and prior to the time of payment for Shares tendered any of the following events shall have occurred (or shall have been determined by the Offeror to have occurred) that, in the Offeror's sole judgment in any such case and regardless of the circumstances giving rise thereto (including any action or omission to act by the Offeror), makes it inadvisable to proceed with the Offer or with such acceptance for payment:

         (a) there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly (i) challenges the making of the Offer, the acquisition of some or all of the Shares pursuant to the Offer or otherwise relates in any manner to the Offer, or (ii) in the Offeror's sole judgment, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of FBA and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of FBA or any of its subsidiaries or materially impair the contemplated benefits of the Offer to the Offeror;

         (b) there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or FBA or any of its subsidiaries, by any court or any authority, agency or tribunal that, in the Offeror's sole judgment, would or might directly or indirectly (i) make the acceptance for payment of, or payment for, some or all of the Shares illegal or otherwise restrict or prohibit consummation of the Offer, (ii) delay or restrict the ability of the Offeror, or render the Offeror unable, to accept for payment or pay for some or all of the Shares, (iii) materially impair the contemplated benefits of the Offer to the Offeror or (iv) materially and adversely affect the business, condition (financial or other), income, operations or prospects of FBA and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of FBA or any of its subsidiaries;

         (c) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, (iv) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event that, in the Offeror's reasonable judgment, might affect, the extension of credit by banks or other lending institutions in the United States, (v) any significant decrease in the market price of the Shares, (vi) any change in the general political, market, economic or financial conditions in the United States or abroad that could, in the sole judgment of the Offeror, have a material adverse effect on FBA's business, operations or prospects or the trading in the Shares, or (vii) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof, in the sole judgment of the Offeror.

         (d) any change or changes shall have occurred or are threatened in the business, financial condition, assets, income, operations, prospects or stock ownership of FBA or its subsidiaries that, in the Offeror's sole judgment, is or may be material to FBA or its subsidiaries; or

         (e) the Offer would, if consummated, result in the delisting of the Shares from the NYSE.

         The foregoing conditions are for the sole benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances (including any action or inaction by the Offeror) giving rise to any such condition, and may be waived by the Offeror, in whole or in part, at any time and from time to time in its sole discretion. The Offeror's failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Offeror concerning the events described above will be final and binding.

7. Price Range of Shares; Dividends

         The Shares are listed and traded on the NYSE. The following table sets forth, for the periods indicated, the high and low per Share sale prices on the NYSE Composite Tape as compiled from published financial sources per Share in each such fiscal quarters:

   Period                                              High                Low
   ------                                              ----                ---
   1998
            Fourth Quarter(through                    $18.06             $16.75
                December 29)
            Third Quarter                              21.00              16.50
            Second Quarter                             25.13              19.13
            First Quarter                              25.19              21.31
   1997
            Fourth Quarter                             24.06              17.13
            Third Quarter                              18.00              12.81
            Second Quarter                             13.38              12.38
            First Quarter                              12.75              10.13
   1996
            Fourth Quarter                             10.38               9.75

         On December 29, 1998, the closing price per Share on the NYSE Composite Tape was $16.81. Stockholders are urged to obtain current market quotations for the Shares.

         FBA did not pay any dividends on the Shares during the periods covered in the table.

8. Source and Amount of Funds

         Assuming the Offeror purchases 400,000 Shares pursuant to the Offer at a maximum purchase price of $21.00 per Share, the Offeror expects the maximum aggregate cost, including all fees and expenses applicable to the Offer, to be approximately $8.50 million. It is anticipated that the Offeror will fund the purchase of Shares pursuant to the Offer and the payment of related fees and expenses from working capital and, to the extent required, using funds borrowed under the Offeror's existing secured credit agreement (the "Credit Agreement").

         The Credit Agreement, dated August 26, 1998, among the Offeror and a group of unaffiliated banks, with Mercantile Bank National Association, St. Louis, Missouri, as lead bank and agent, provides for a $90 million revolving credit facility. The advances under the Credit Agreement are secured by the Offeror's interest in its banking subsidiaries, including FBA. Interest is payable monthly either at the lead bank's base rate of interest or at a rate between 87.5 and 125 basis points over the London Interbank Offering Rate at the option of the Offeror. The Credit Agreement, which is renewable annually, matures on August 25, 1999, at which time any principal and unpaid interest is due and payable. The outstanding balance under the Credit Agreement was $50 million on December 29, 1998. The loan is maintained by the Offeror in the ordinary course of business and is expected to be repaid out of the Offeror's operations.

9. Certain Information Concerning FBA; Transactions Among FBA, the Offeror and Affiliates

         FBA is a bank holding company which was organized as a Delaware corporation and was previously known as BancTEXAS Group Inc. FBA's executive office is located at 135 North Meramec, St. Louis, Missouri. The principal function of FBA is to assist the management of its two banking subsidiaries, First Bank of California ("FB California") and First Bank Texas N.A. (formerly known as "BankTEXAS N.A.")("FB Texas"). FB California and FB Texas are collectively referred to herein as the "Subsidiary Banks." As of November 30, 1998, FBA had approximately $715.4 million in total assets, $512.5 million in total loans, net of unearned discount, $591.7 million in total deposits and $57.0 million in total stockholders' equity.

         As of December 31, 1998, the total Shares and shares of Class B Stock of FBA owned by the Offeror, including Shares issued on December 1, 1998 upon conversion of a convertible debenture, constituted approximately 76.84% of the outstanding voting stock of FBA. The Offeror exercises control over the management and policies of FBA and the election of its officers and directors.

         In 1994, FBA sold 2,500,000 shares of Class B Stock for $30 million cash in a private placement to the Offeror. As a result, the Offeror became the owner of a controlling interest in FBA, and the Offeror has exercised control over the management and policies of FBA and the election of FBA's Board of Directors which, as of the date hereof, includes a majority of directors who are also directors and/or executive officers of the Offeror.

         In February 1998, FBA acquired First Commercial Bancorp, Inc., Sacramento, California. In connection with the acquisition of FCB, FBA issued approximately 1,555,700 Shares, of which 1,266,176 Shares were issued to the

Offeror in exchange for its shares of FCB common stock and $10.0 million of FBA's note payable to the Offeror. FBA also issued to the Offeror a convertible debenture in the principal amount of $6.5 million in exchange for outstanding debentures of FCB; this debenture, including the related accrued and unpaid interest thereon, was converted in December 1998 into 629,557 Shares.

         The Offeror provides management services to FBA and the Subsidiary Banks. Management services are provided under a management fee agreement whereby FBA compensates the Offeror on an hourly basis for its use of personnel for various functions including internal audit, loan review, income tax preparation and assistance, accounting, asset/liability and investment services, loan servicing and other management and administrative services. Fees paid under this agreement were $1.5 million for the nine months ended September 30, 1998 and $1.4 million, $1.3 million and $521,000 for the years ended December 31, 1997, 1996 and 1995, respectively. The fees paid for management services are at least as favorable as FBA could have obtained from unaffiliated third parties.

         Because of the affiliation with the Offeror and the geographic proximity of certain of their offices, FBA shares the cost of certain personnel and services used by FBA and the Offeror. This includes the salaries and benefits of certain loan and administrative personnel. The allocation of the shared costs are charged and/or credited under the terms of cost sharing agreements entered into during 1996. Because this involves distributing essentially fixed costs over a larger asset base, it allows each bank to receive the benefit of personnel and services at a reduced cost. Fees paid under these agreements were $811,000 for the nine months ended September 30, 1998 and $709,000 and $412,000 for the years ended December 31, 1997 and 1996, respectively.

         Effective April 1, 1997, First Services L.P., a limited partnership indirectly owned by the Offeror's Chairman and his children through its general partners and limited partners, began providing data processing and various related services to FBA under the terms of data processing agreements. Previously, these services were provided by a subsidiary of the Offeror. Fees paid under these agreements were $1.3 million for the nine months ended September 30, 1998 and $1.0 million, $692,000 and $374,000 for the years ended December 31, 1997, 1996 and 1995, respectively. The fees paid for data processing services are at least as favorable as FBA could have been obtained from unaffiliated third parties.

         The Subsidiary Banks participate in loans with other bank affiliates of the Offeror; as of September 30, 1998, $84.8 million of purchased loan participations and $141.8 million of sold loan participations were outstanding. Loans are purchased and sold at prevailing interest rates and terms at the time of such transactions and in accordance with the credit standards and policies of the purchasing entity.

         FBA borrows funds from the Offeror pursuant to a promissory note agreement which provides for revolving advances up to $20 million. The previous balance was repaid by FBA with the proceeds of a securities offering in July 1998, and no advances have been made since that repayment.

         The Subsidiary Banks have had in the past, and may have in the future, loan transactions in the ordinary course of business with directors of FBA or their affiliates. These loan transactions have been and will be on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unaffiliated persons and did not and will not involve more than the normal risk of collectibility or present other unfavorable features. The Subsidiary Banks do not extend credit to officers of FBA or of the Subsidiary Banks, except extensions of credit secured by mortgages on personal residences, loans to purchase automobiles and personal credit card accounts.

         Certain of the directors and officers of FBA and their respective affiliates have deposit accounts with the Subsidiary Banks. It is the policy of the Subsidiary Banks not to permit any officers or directors of the Subsidiary Banks or their affiliates to overdraw their respective deposit accounts unless that person has been previously approved for overdraft protection under a plan whereby a credit limit has been established in accordance with the standard credit criteria of the Subsidiary Banks.

         FBA is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is obligated to file reports and other information with the Commission relating to its business, financial condition and other matters. Information, as of particular dates, concerning FBA's directors and officers, their remuneration, options granted to them, the principal holders of FBA's securities and any material interest of such persons in transactions with FBA is required to be disclosed in proxy statements distributed to FBA's stockholders and filed with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 2120, Washington D.C. 20549; at its regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and 7 World Trade Center, New York, New York 10048. Copies of such material may also be obtained by mail, upon payment of the Commission's customary charges, from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. The Commission also maintains a Web site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Such reports, proxy statements and other information concerning FBA also can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005, on which the Shares are listed. In addition, the Offeror will furnish without charge to each person to whom this Offer is delivered copies of (i) FBA's Annual Report on Form 10-K as of and for the year ended December 31, 1997, (ii) FBA's Quarterly Report on Form 10-Q as of and for the quarter ended September 30, 1998, and (iii) the audited consolidated financial statements referred to in Note 1 to the Summary Historical Consolidated Financial Information below, upon request to Ms. Josephine Gahn,

Assistant Secretary, First Banks, Inc., 11901 Olive Boulevard, Creve Coeur, Missouri 63141, telephone number (314) 995-8724.

Summary Historical Consolidated Financial Information

         Set forth below is certain summary historical consolidated financial information of FBA and its subsidiaries. The historical financial information (other than the ratios of earnings to fixed charges) was derived from the audited consolidated financial statements of FBA as of and for the years ended December 31, 1997 and December 31, 1996, as restated for FBA's acquisition of First Commercial Bancorp, Inc., as more fully described in Note 1 to this Summary Historical Consolidated Financial Information, and from the unaudited summary consolidated financial statements included in FBA's Quarterly Reports on Form 10-Q as of and for the quarters ended September 30, 1998 and 1997 (the "Quarterly Reports"), and other information and data contained in FBA's 1997 Annual Report and Quarterly Reports. More comprehensive financial information is included in such financial statements and reports, and the financial information which follows is qualified in its entirety by reference to such financial statements and reports, including the financial statements and related notes contained therein, copies of which may be obtained as set forth above in Section 9.

                            FIRST BANKS AMERICA, INC.
              Summary Historical Consolidated Financial Information
             (dollars expressed in thousands, except per share data)

Selected Operating Data
                                                                  Nine months ended             Year ended
                                                                     September 30,               December 31,
                                                                     -------------               ------------
                                                                   1998(1)    1997(1)        1997(1)     1996(1)
                                                                   -------    -------        -------     -------
                                                                     (unaudited)

   Interest income........................................... $    40,639     30,787         42,517     33,382
   Interest expense..........................................      17,681     13,860         19,155     15,533
   Net interest income.......................................      22,958     16,927         23,362     17,849
   Provision for possible loan losses........................         725      1,750          2,000      2,405
   Noninterest income........................................       3,336      2,548          3,287      3,585
   Noninterest expense.......................................      19,330     12,817         17,677     17,737
   Net income................................................       3,641      2,512          3,533        691
   Earnings per share:
      Basic..................................................        0.72       0.62           0.87       0.16
      Diluted................................................        0.71       0.61           0.86       0.16
   Weighted average shares of common stock
      outstanding (in thousands).............................       5,090      4,059          4,069      4,225
   Ratio of earnings to fixed charges:(2)
      Including interest on deposits.........................        1.34x      1.34x          1.35x      1.08x
      Excluding interest on deposits.........................        3.91       2.96           3.00       1.53
                                                              ===========   ========      =========  =========

Selected Financial Data
                                                                     September 30,             December 31,
                                                                         1998              1997 (1)      1996(1)
                                                                     -------------         --------      -------
                                                                      (unaudited)

   Total assets...............................................       $   722,199           643,664      529,087
   Investment securities......................................           130,609           148,181      125,139
   Loans, net of unearned discount............................           491,396           431,455      336,371
   Deposits...................................................           596,094           556,527      455,942
   Stockholders' equity.......................................            56,785            45,091       38,195
   Book value per common share outstanding(3).................             11.11             10.59         9.33
   Shares of common stock outstanding at
      period end (in thousands)...............................             5,112             4,258        4,095
                                                                     ===========        ==========        =====

(1) In connection with FBA's acquisition of First Commercial Bancorp, Inc. ("FCB") and its wholly-owned subsidiary, First Commercial Bank, as of February 2, 1998, FBA's financial information for the periods prior to the acquisition has been restated to include the 61.48% ownership interest of the Offeror in FCB, consistent with the accounting treatment applicable to entities under common control.
(2) For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income before taxes plus interest and rent expenses. Fixed charges consist of interest and rent expense.
(3) Book value per common share outstanding is calculated by dividing total stockholders' equity by the number of actual common shares (consisting of Shares and shares of Class B Stock) outstanding at the end of the appropriate period.

10.   Interests  of  Directors  and  Officers;   Transactions  and  Arrangements
Concerning Shares

         The 400,000 Shares that the Offeror is offering to purchase represent approximately 6.98% of the aggregate outstanding Shares and Class B Stock, assuming exercise of outstanding exercisable options. As of December 31, 1998, FBA's directors and executive officers as a group (11 persons) beneficially owned an aggregate of 4,446,003 Shares representing approximately 77.62% of the outstanding Shares, assuming the exercise by such persons of their currently exercisable options. If the Offeror purchases 400,000 Shares pursuant to the Offer, and neither executive officers nor directors tender Shares pursuant to the Offer, FBA's executive officers and directors as a group would own beneficially approximately 84.61% of the outstanding Shares immediately after the Offer, assuming the exercise by such persons of all currently exercisable options.

         Except as set forth in Schedule A, based on FBA's records and on information provided to the Offeror by its directors, executive officers and subsidiaries, and those of FBA, neither the Offeror, FBA, nor any subsidiary of either company nor, to the best of the Offeror's knowledge, any of the directors or executive officers of the Offeror, FBA, or any of their subsidiaries, nor any associates or subsidiaries of any of the foregoing, has effected any transactions involving the Shares during the 60 days prior to the date hereof.

         Except as otherwise described herein, neither the Offeror, FBA, nor, to the best of the Offeror's knowledge, any of their affiliates, is a party to any contract, arrangement, understanding or relationship with any director or executive officer of either the Offeror or FBA relating, directly or indirectly, to securities of FBA including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

11. Effects of the Offer on the Market for Shares; Registration, Listing and Other Effects

         The Offeror's purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise be traded publicly and may reduce the number of stockholders of FBA, thereby concentrating the voting power of the non-tendering stockholders including the Offeror, and reducing the number of Shares available for trading. Nonetheless, the Offeror anticipates that there will be a sufficient number of Shares outstanding and publicly traded following consummation of the Offer to support a continued trading market for the Shares. Based upon published guidelines of the NYSE, the Offeror does not believe that its purchase of Shares pursuant to the Offer will cause FBA's remaining Shares to be delisted from the NYSE.

         FBA has in the past issued voting stock as consideration in transactions involving the acquisition of banks, in which Shares were issued in exchange for the outstanding stock of the bank being acquired. Other acquisitions, including one which is pending as of the date of this Offer to Purchase, are structured so that the entire purchase price of the acquired bank is in the form of cash. Since the requirement for the Offeror to provide income taxes with respect to its proportionate share of FBA's net income would again become effective if the Offeror's ownership of FBA were to decline below 80% in the future, FBA's pursuit of acquisitions, or other transactions which include a significant component of the consideration in the form of voting stock, could be adversely effected. Because the Offeror controls FBA and is in a position to control whether or not such transactions are authorized, this may decrease the opportunities for such transactions to FBA.

         The Shares are currently "margin securities" under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit to their customers using such Shares as collateral. The Offeror believes that, following the purchase of Shares pursuant to the Offer, the Shares will continue to be "margin securities" for purposes of the Federal Reserve Board's margin regulations.

         The Shares are registered under the Exchange Act, which requires, among other things, that FBA furnish certain information to its stockholders and the Commission and comply with the Commission's proxy rules in connection with meetings of FBA's stockholders. The Offeror believes that its purchase of Shares pursuant to the Offer will not result in the Shares becoming eligible for deregistration under the Exchange Act.

12. Certain Legal Matters; Regulatory Approvals

         The Offeror is not aware of any license or regulatory permit material to FBA's business that might be adversely affected by the Offeror's acquisition of Shares as contemplated herein or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Offeror as contemplated herein. Should any such approval or other action be required, the Offeror presently contemplates that such approval or other action will be sought. The Offeror is unable to predict whether it may determine that it is required to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to FBA's business. The Offeror's obligations under the Offer to accept for payment and pay for Shares are subject to certain conditions. See Section 6.

13. Certain United States Federal Income Tax Consequences

         The following summary describes the principal United States federal income tax consequences of an exchange of Shares for cash pursuant to the Offer by United States Holders (as defined below). This summary is based upon the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), existing and proposed United States Treasury Regulations promulgated thereunder, rulings, administrative pronouncements and judicial decisions, changes to which could affect the tax consequences described herein and could be made on a retroactive basis.

         This summary discusses only Shares held as capital assets, within the meaning of Section 1221 of the Code, and does not address all of the tax consequences that may be relevant to particular stockholders in light of their personal circumstances, or to certain types of stockholders (such as certain financial institutions, dealers or traders in securities or commodities, insurance companies, tax-exempt organizations or persons who hold Shares as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for United States federal income tax purposes or that have a functional currency other than the United States dollar). For purposes of this summary, a "United States Holder" is a holder of Shares that for United States federal income tax purposes is (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or any State or division thereof (including the District of Columbia), (iii) an estate, the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust, (a) the administration over which a United States court can exercise primary supervision and (b) all of the substantial decisions of which one or more United States persons have the authority to control. Notwithstanding the preceding sentence, to the extent provided in United States Treasury Regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to such date, that elect to continue to be treated as United States persons will also be United States Holders. A "Non-United States Holder" is a holder of Shares other than a United States Holder. Non-United States Holders who are not subject to United States federal income tax on a net basis should see Section 3 for a discussion of the applicable United States withholding rules and the potential for obtaining a refund of all or a portion of the tax withheld. This summary may not be applicable with respect to Shares acquired as compensation (including Shares acquired upon the exercise of stock options or which were or are subject to forfeiture restrictions). This summary also does not address the state, local or foreign tax consequences of participating in the Offer.

         Each holder of Shares should consult such holder's tax advisor as to the particular consequences to such holder of participation in the Offer.

         Consequences to tendering stockholders of the exchange of Shares for cash pursuant to the Offer

         An exchange of Shares for cash in the Offer by a United States Holder will be a taxable transaction for United States federal income tax purposes. As a consequence of the exchange, the United States Holder will, depending on such holder's particular circumstances, be treated either as having sold such holder's Shares or as having received a dividend distribution from the Offeror with the tax consequences described below.

         Under Section 302 of the Code, a United States Holder whose Shares are exchanged pursuant to the Offer will be treated as having sold such holder's Shares, and thus will recognize gain or loss if the exchange (i) results in a "complete termination" of all of such holder's equity interest in FBA, (ii) is a "substantially disproportionate" redemption with respect to such holder or (iii) is "not essentially equivalent to a dividend" with respect to the holder, each as discussed below. In applying each of the Section 302 tests, a United States Holder will be treated as owning Shares actually or constructively owned by certain related individuals and entities.

         A United States Holder that exchanges all Shares actually and constructively owned by such holder for cash pursuant to the Offer will be treated as having completely terminated such holder's equity interest in FBA. An exchange of Shares for cash will be "substantially disproportionate" with respect to a United States Holder if three conditions are satisfied: (1) the percentage of the then outstanding voting stock (including all classes which carry voting rights) actually and constructively owned by such holder immediately after the exchange is less than 80% of the percentage of such voting stock actually and constructively owned by such holder immediately before the exchange; (2) the percentage of the then outstanding common stock (including all voting and nonvoting common stock) actually and constructively owned by such holder immediately after the exchange is less than 80% of the percentage of such common stock actually and constructively owned by such holder immediately before the exchange; and (3) the holder owns, immediately after the exchange, less than 50% of the total combined voting power of all classes of voting stock. A United States Holder will satisfy the "not essentially equivalent to a dividend" test if the reduction in such holder's proportionate interest in FBA constitutes a "meaningful reduction" given such holder's particular facts and circumstances. The IRS has indicated, in one published ruling, that a reduction in the percentage interest of a stockholder in a publicly-traded company whose relative stock interest is exceedingly minimal, who exercises no control over corporate affairs, and who experiences a reduction in such stockholder's right to vote, right to participate in current earnings and accumulated surplus, and right to share in net assets upon liquidation, will constitute a "meaningful reduction" under such facts and circumstances. If a United States Holder sells Shares to persons other than the Offeror at or about the time such holder also sells Shares to the Offeror pursuant to the Offer, and the various sales effected by the holder are part of an overall plan to reduce or terminate such holder's proportionate interest in FBA, then the sales to persons other than the Offeror may, for United States federal income tax purposes, be integrated with the holder's exchange of Shares pursuant to the Offer and, if integrated, may be taken into account in determining whether the holder satisfies any of the three tests described above.

         If a United States Holder is treated as having sold such holder's Shares under the tests described above, such holder will recognize gain or loss equal to the difference between the amount of cash received and such holder's adjusted tax basis in the Shares exchanged therefor. Any such gain or loss will be capital gain or loss. In the case of a non-corporate United States Holder, the maximum marginal United States federal income tax rate applicable to such gain will be lower than the maximum marginal United States federal income tax rate applicable to ordinary income if such United States Holder's holding period for such Shares exceeds one year. If a United States Holder who exchanges Shares pursuant to the Offer is not treated under Section 302 as having sold such holder's Shares for cash, cash received by such holder will be treated as a dividend to the extent of such holder's rateable share of FBA's current and accumulated earnings and profits. Such a dividend will be includible in the United States Holder's gross income as ordinary income without reduction for the adjusted tax basis of the Shares exchanged, and no loss will be recognized. In such event, the United States Holder's adjusted tax basis in its Shares exchanged  generally  will be added to such  holder's  adjusted tax basis in the remaining Shares. To the extent that cash received in exchange for Shares is treated as a dividend to a corporate United States Holder, such holder will be
(i) eligible for a dividends-received deduction (subject to applicable limitations) and (ii) subject to the "extraordinary dividend" provisions of the Code. To the extent, if any, that the cash received by a United States Holder exceeds FBA's current and accumulated earnings and profits, it will be treated first as a tax-free return of such United States Holder's tax basis in the Shares and thereafter as capital gain.

         The Offeror cannot predict whether or to what extent the Offer will be oversubscribed. If the Offer is oversubscribed, proration of tenders pursuant to the Offer will cause the Offeror to accept fewer shares than are tendered. Therefore, a United States Holder can be given no assurance that a sufficient number of such holder's Shares will be exchanged pursuant to the Offer to ensure that such exchange will be treated as a sale, rather than as a dividend, for United States federal income tax purposes pursuant to the rules discussed above.

         Consequences to stockholders who do not tender or whose tender is not accepted pursuant to the Offer

         Stockholders, none of whose Shares will be exchanged pursuant to the Offer, will not incur any United States federal income tax liability as a result of the consummation of the Offer. See Section 3 with respect to the application of United States federal income tax withholding to payments made to Non-United States Holders and backup withholding tax requirements.

         The tax discussion set forth above is included for general information only. Each stockholder is urged to consult such holder's own tax advisor to determine the particular tax consequences to such holder of the Offer, including the applicability and effect of state, local and foreign tax laws.

14. Extension of Offer; Termination; Amendment

         The Offeror expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 6 shall have occurred or shall be deemed by the Offeror to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. The Offeror also expressly reserves the right, in its sole discretion, to terminate the Offer and not accept for payment or pay for any Shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for Shares upon the occurrence of any of the conditions specified in Section 6 hereof by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement thereof. The Offeror's reservation of the right to delay payment for Shares which it has accepted for payment is limited by Rule 14e-1 promulgated under the Exchange Act, which requires that the Offeror must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of a tender offer. Subject to compliance with applicable law, the Offeror further reserves the right, in its sole discretion, and regardless of whether any of the events set forth in Section 6 shall have occurred or shall be deemed by the Offeror to have occurred, to amend the Offer in any respect (including, without limitation, by decreasing or increasing the consideration offered in the Offer to holders of Shares or by decreasing or increasing the number of Shares being sought in the Offer). Amendments to the Offer may be made at any time and from time to time effected by public announcement thereof, such announcement, in the case of an extension, to be issued no later than 9:00 a.m. New York City time, on the next business day after the last previously scheduled or announced Expiration Date. Any public announcement made pursuant to the Offer will be disseminated promptly to stockholders in a manner reasonably calculated to inform stockholders of such change. Without limiting the manner in which the Offeror may choose to make a public announcement, except as required by applicable law, the Offeror shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

         If the Offeror materially changes the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Offeror will extend the Offer to the extent required by applicable rules under the Exchange Act. These rules require that the minimum period during which an offer must remain open following material changes in its terms or information concerning the offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. If (i) the person making an offer increases or decreases the price to be paid for shares, the number of shares being sought and, in the event of an increase in the number of shares being sought, such increase exceeds 2% of the outstanding shares, and
(ii) the offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that such notice of an increase or decrease is first published, sent or given in the manner specified in this Section 14, the offer must be extended until the expiration of such period of ten business days. Under applicable rules, a "business day" means any day other than a Saturday, Sunday or Federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight New York City time.

15. Fees and Expenses

         The Offeror has retained Beacon Hill Partners, Inc. to act as Information Agent and ChaseMellon Shareholder Services, L.L.C. to act as Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telegraph and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary will each receive reasonable and customary compensation for their respective services, will be reimbursed by the Offeror for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws.

         No fees or commissions will be payable by the Offeror to brokers, dealers or other persons (other than fees to the Information Agent and the Depositary as described above) for soliciting tenders of Shares pursuant to the Offer. Stockholders holding Shares through brokers or banks are urged to consult such brokers or banks to determine whether transaction costs are applicable if stockholders tender Shares through such brokers or banks and not directly to the Depositary. The Offeror, however, upon request, will reimburse brokers, dealers and commercial banks for customary mailing and handling expenses incurred by such persons in forwarding the Offer and related materials to the beneficial owners of Shares held by any such person as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as the agent of the Offeror, the Information Agent or the Depositary for purposes of the Offer. The Offeror will pay or cause to be paid all stock transfer taxes, if any, on its purchase of Shares except as otherwise provided in Instruction 7 in the Letter of Transmittal.

16. Miscellaneous

         The Offeror is not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If the Offeror becomes aware of any jurisdiction where the making of the Offer is not in compliance with any valid applicable law, the Offeror will make a good faith effort to comply with such law. If, after such good faith effort, the Offeror cannot comply with such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction.

         Pursuant to rules and regulations under the Exchange Act, the Offeror has filed with the Commission a Tender Offer Statement on Schedule 14D-1 which contains additional information with respect to the Offer. Such Schedule 14D-1, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in
Section 9 with respect to information concerning FBA.

         No person has been authorized to give any information or make any representation on behalf of the Offeror in connection with the Offer other than those contained in this Offer to Purchase or in the related Letter of Transmittal. If given or made, such information or representation must not be relied upon as having been authorized by the Offeror.


                                                FIRST BANKS, INC.



January 4, 1999

                                   SCHEDULE A

                      CERTAIN TRANSACTIONS INVOLVING SHARES

         Except as set forth in the table below, based upon the records of the Offeror and FBA and upon information provided to the Offeror by officers and directors of the Offeror and FBA, neither the Offeror, FBA, nor any executive officer or director of either company, nor any associate or subsidiary of any of them, effected any transaction in Shares during the 60 days preceding the date on which the Offer was commenced. All of the transactions identified in the table were purchases of Shares by FBA in open market transactions:

    Date                         Number of Shares           Price per Share ($)

    November 6, 1998                   6,000                      17.958
    November 9, 1998                   6,300                      18.000
    November 10 1998                   2,100                      18.000
    November 11, 1998                  2,100                      18.000

         The Letter of Transmittal and certificates for Shares and any other required documents should be sent or delivered by each stockholder or such stockholder's broker, dealer, commercial bank, trust company or nominee to the Depositary at one of its addresses set forth on the back cover of this offer to Purchase. Facsimile copies of the Notice of Guaranteed Delivery but not the Letter of Transmittal will be accepted from Eligible Institutions.

         The Depositary for the Offer is:

                    ChaseMellon Shareholder Services, L.L.C.

By Mail                           By Facsimile:                   By Hand:
P.O. Box 3301                    (201) 296-4293                 120 Broadway
South Hackensack, NJ 07606                                       13th Floor
                                                             New York, NY 10271

                       Facsimile confirmation number (for
                          eligible institutions only):
                              (201) 296-4860

                          By Overnight Delivery:
                            85 Challenger Road
                              Mail Drop Reorg
                         Ridgefield Park, NJ 07660
                         Attn: Reorganization Dept.

         Any questions or requests for assistance or additional copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone numbers and locations listed below. Stockholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer. To confirm delivery of Shares, stockholders are directed to contact the Depositary.

         The Information Agent for the Offer is:

                           BEACON HILL PARTNERS, INC.
                                 90 Broad Street
                               New York, NY 10004
                          (212) 843-8500 (call collect)
                          or (800) 792-2829 (toll-free)



January 4, 1999

                              Letter of Transmittal              Exhibit (a)(2)
                        To Tender Shares of Common Stock
                                       of
                            First Banks America, Inc.
                                       To
                                First Banks, Inc.

             Pursuant to the Offer to Purchase Dated January 4, 1999

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW
 YORK CITY TIME, ON WEDNESDAY, FEBRUARY 3, 1999, UNLESS THE OFFER IS EXTENDED.

                        The Depositary for the Offer is:

                    ChaseMellon Shareholder Services, L.L.C.

          By Mail:              By Overnight Delivery:          By Hand:
 Reorganization Depart           Reorganization Depart    Reorganization Depart
        P.O. Box 3301             85 Challenger Road    120 Broadway, 13th Floor
 South Hackensack, NJ 07606        Mail Drop--Reorg        New York, NY 10271
                               Ridgefield Park, NJ 07660

     By Facsimile Transmission:             Confirm Facsimile by Telephone only:
  (for eligible institutions only)                     (201) 296-4860
           (201) 296-4293

         Delivery of this instrument to an address other than as set forth above will not constitute a valid delivery. Delivery to the Offeror will not be forwarded to the Depositary and therefore will not constitute valid delivery. Deliveries to book-entry transfer facilities will not constitute valid delivery to the Depositary.

         This Letter of Transmittal is to be used only if certificates are to be forwarded herewith or if delivery of Shares (as defined below) is to be made by book-entry transfer to the Depositary's account at The Depository Trust Company ("DTC") pursuant to the procedures set forth in Section 3 of the Offer to Purchase (as defined below).

         Stockholders who cannot deliver their Share certificates and any other required documents to the Depositary by the Expiration Date (as defined in the Offer to Purchase) must tender their Shares using the guaranteed delivery procedure set forth in Section 3 of the Offer to Purchase. See Instruction 2.

                         DESCRIPTION OF SHARES TENDERED
                           (SEE INSTRUCTIONS 3 AND 4)

-------------------------------------------------------------- -----------------------------------------------------

       Name(s) and Address(es) of Registered Holder(s)                           Shares Tendered
 (Please fill in, if blank, exactly as name(s) appear(s) on        (Attach additional signed list if necessary)
                       certificate(s)
------------------------------------------------------------ -------------------------------------------------------
                                                             ----------------- -------------------- ----------------
                                                                                  Total Number

                                                                  Share             of Shares          Number of
                                                               Certificate       Represented By         Shares
                                                               Number(s)(1)      Certificate(s)       Tendered(2)
                                                             ----------------- -------------------- ----------------
                                                             ----------------- -------------------- ----------------

                                                             ----------------- -------------------- ----------------
                                                             ----------------- -------------------- ----------------

                                                             ----------------- -------------------- ----------------
                                                             ----------------- -------------------- ----------------

                                                             ----------------- -------------------- ----------------
                                                             ----------------- -------------------- ----------------

                                                             ----------------- -------------------- ----------------
                                                             ----------------- -------------------- ----------------

                                                             ----------------- -------------------- ----------------
                                                             -------------------------------------------------------

                                                             Total Shares . . . . . . . . . . . . . . . . . . .
                                                             -------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

Indicate in this box the order (by certificate number) in which Shares are to be purchased in the event of proration.(3) (Attach additional signed list if necessary.) See Instruction 13.

1st:             2nd:             3rd:             4th:             5th:

--------------------------------------------------------------------------------
(1) Need not be completed by stockholders tendering Shares by book-entry transfer.
(2) Unless otherwise indicated, it will be assumed that all Shares represented by each Share certificate delivered to the Depositary are being tendered hereby. See Instruction 4.
(3) If you do not designate an order, then in the event less than all Shares tendered are purchased due to proration, Shares will be selected for purchase by the Depositary. See Instruction 13.

NOTE:   SIGNATURES  MUST  BE  PROVIDED  BELOW.   PLEASE  READ  THE  ACCOMPANYING
INSTRUCTIONS CAREFULLY.

|_| Check here if you cannot locate your certificates and require assistance in replacing them. Upon receipt of this Letter of Transmittal, the Depositary will contact you directly with replacement instructions.

               (BOXES BELOW FOR USE BY ELIGIBLE INSTITUTIONS ONLY)

|_|      CHECK  HERE IF  TENDERED  SHARES  ARE BEING  DELIVERED  BY   BOOK-ENTRY
         TRANSFER  TO  THE  DEPOSITARY'S  ACCOUNT  AT  THE  DTC AND COMPLETE THE
         FOLLOWING:
         Name of Tendering Institution:
         Account No.:
         Transaction Code No.:

|_| CHECK HERE IF TENDERED SHARES ARE BEING DELIVERED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE DEPOSITARY AND COMPLETE THE FOLLOWING:
         Name(s) of Registered Holder(s):
                                         ---------------------------------------
         Date of Execution of Notice of Guaranteed Delivery:
                                                           --------------------
         Name of Institution that Guaranteed Delivery:
                                                      --------------------------


If delivery is by book-entry transfer:
         Name of Tendering Institution:
                                       -----------------------------------------
         Account No.:
                     -----------------------------------------------------------
         Transaction Code No.:
                              --------------------------------------------------

Ladies and Gentlemen:

         The undersigned hereby tenders to First Banks, Inc., a Missouri corporation (the "Offeror"), the above-described shares of common stock of First Banks America, Inc., a Delaware corporation ("FBA"), par value $.15 per share (the "Shares"), pursuant to the Offeror's offer to purchase up to 400,000 Shares at a price per Share hereinafter set forth, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 4, 1999 (the "Offer to Purchase"), receipt of which is hereby acknowledged, and in this Letter of Transmittal (which together constitute the "Offer").

         Subject to, and effective upon, acceptance for payment of and payment for the Shares tendered herewith in accordance with the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the undersigned hereby sells, assigns and transfers to, or upon the order of, the Offeror all right, title and interest in and to all the Shares that are being tendered hereby and orders the registration of all such Shares tendered by book-entry transfer that are purchased pursuant to the Offer or upon the order of the Offeror and constitutes and appoints the Depositary as the true and lawful agent and attorney-in-fact of the undersigned with respect to such Shares, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to (i) deliver certificates for such Shares, or transfer ownership of such Shares on the account books maintained by the DTC, together with all accompanying evidences of transfer and authenticity, to or upon the order of the Offeror upon receipt by the Depositary, as the undersigned's agent, of the Purchase Price with respect to such Shares, (ii) present certificates for such Shares for cancellation and transfer on the books of FBA and (iii) receive all benefits and otherwise exercise all rights of beneficial ownership of such Shares, all in accordance with the terms of the Offer.

         The undersigned hereby represents and warrants that the undersigned has full power and authority to tender, sell, assign and transfer the Shares tendered hereby and that, when and to the extent the same are accepted for payment by the Offeror, the Offeror will acquire good, marketable and unencumbered title thereto, free and clear of all security interests, liens, restrictions, charges, encumbrances, conditional sales agreements and other obligations relating to the sale or transfer thereof, and the same will not be subject to any adverse claims. The undersigned will, upon request, execute and deliver any additional documents deemed by the Depositary or the Offeror to be necessary or desirable to complete the sale, assignment and transfer of the Shares tendered hereby.

         The undersigned has read and agrees to all of the terms of the Offer. All authority herein conferred or agreed to be conferred shall not be affected by, and shall survive the death or incapacity of, the undersigned, and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer, this tender is irrevocable.

         The undersigned understands that tenders of Shares pursuant to any one of the procedures described in Section 3 of the Offer to Purchase and in the instructions will constitute the undersigned's acceptance of the terms and conditions of the Offer, including the undersigned's representation and warranty that (i) the undersigned has a net long position in the Shares or equivalent securities being tendered, within the meaning of Rule 14e-4 promulgated under the Securities Exchange Act of 1934, as amended, and (ii) the tender of such Shares complies with Rule 14e-4. The Offeror's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the undersigned and the Offeror upon the terms and subject to the conditions of the Offer. The undersigned acknowledges that no interest will be paid on the Purchase Price for tendered Shares regardless of any extension of the Offer or any delay in making payment.

         The undersigned recognizes that, under certain circumstances set forth in the Offer to Purchase, the Offeror may terminate or amend the Offer or may postpone the acceptance for payment of, or the payment for, Shares tendered or may not be required to purchase any of the Shares tendered hereby or may accept for payment fewer than all of the Shares tendered hereby.

         The undersigned understands that the Offeror will determine a single per Share price (not greater than $21.00 nor less than $16.50 per Share) that it will pay for Shares validly tendered and not properly withdrawn pursuant to the Offer (the "Purchase Price"), taking into account the number of Shares so tendered and the prices specified by tendering stockholders. The undersigned understands that the Offeror will select the lowest Purchase Price that will enable it to purchase 400,000 Shares (or such lesser number of Shares as are validly tendered at prices not greater than $21.00 nor less than $16.50 per Share) and not withdrawn pursuant to the Offer. The undersigned understands that all Shares properly tendered prior to the Expiration Date at prices at or below the Purchase Price and not withdrawn will be purchased at the Purchase Price, upon the terms and subject to the conditions of the Offer, including the proration provisions, and that the Offeror will return all other Shares, including Shares tendered at prices greater than the Purchase Price and not withdrawn and Shares not purchased because of proration.

         Unless otherwise indicated under "Special Payment Instructions," please issue the check for the Purchase Price of any Shares purchased, and/or return any Shares not tendered or not purchased, in the name(s) of the undersigned (and, in the case of Shares tendered by book-entry transfer, by credit to the account at the applicable Book-Entry Transfer Facility). Similarly, unless otherwise indicated under "Special Delivery Instructions," please mail the check for the Purchase Price of any Shares purchased and/or any certificates for Shares not tendered or not purchased (and accompanying documents, as appropriate) to the undersigned at the address shown below the undersigned's signature(s). In the event that both "Special Payment Instructions" and "Special Delivery Instructions" are completed, please issue the check for the Purchase Price of any Shares purchased and/or return any Shares not tendered or not purchased in the name(s) of, and mail said check and/or any certificates to, the person(s) so indicated. The undersigned recognizes that neither the Offeror nor FBA has an obligation, pursuant to the "Special Payment Instructions," to transfer any Shares from the name of the registered holder(s) thereof if the Offeror does not accept for payment any of the Shares so tendered.

         The undersigned recognizes that, under certain circumstances set forth in the Offer to Purchase, the Offeror may terminate or amend the Offer or may postpone the acceptance for payment of, or the payment for, Shares tendered, may not be required to purchase any of the Shares tendered, or may accept for payment fewer than all of the Shares tendered hereby.

         All capitalized terms used herein and not defined shall have the meaning ascribed to them in the Offer to Purchase.

         PRICE (IN DOLLARS) PER SHARE AT WHICH SHARES ARE BEING TENDERED (SEE INSTRUCTION 5) CHECK ONLY ONE BOX. IF MORE THAN ONE BOX IS CHECKED, OR IF NO BOX IS CHECKED, THERE IS NO PROPER TENDER OF SHARES.

              SHARES TENDERED AT PRICE DETERMINED BY DUTCH AUCTION.

|_| I want to maximize the chance of having the Offeror accept all the Shares I am tendering (subject to the possibility of proration). Accordingly, by checking this one box instead of one of the price Boxes below, I hereby tender Shares at, and am willing to accept, the Purchase Price resulting from the Offer Process. This action could result in receiving a price as low as $16.50 per Share.

OR

               SHARES TENDERED AT PRICE DETERMINED BY STOCKHOLDER

         By checking ONE of the boxes below INSTEAD OF THE BOX ABOVE, the undersigned hereby tenders Shares at the price checked. This action could result in none of the Shares being purchased if the Purchase Price for the Shares is less than the price checked. A stockholder who desires to tender Shares at more than one price must complete a separate Letter of Transmittal for each price at which Shares are tendered. The same Shares cannot be tendered at more than one price.

        Price (in dollars) per Share at which Shares are being tendered:

     |_| $16.50        |_| $17.50      |_| $18.50    |_| $19.375   |_| $20.25
     |_| $16.625       |_| $17.625     |_| $18.625   |_| $19.50    |_| $20.375
     |_| $16.75        |_| $17.75      |_| $18.75    |_| $19.625   |_| $20.50
     |_| $16.875       |_| $17.875     |_| $18.875   |_| $19.75    |_| $20.625
     |_| $17.00        |_| $18.00      |_| $19.00    |_| $19.875   |_| $20.75
     |_| $17.125       |_| $18.125     |_| $19.125   |_| $20.00    |_| $20.875
     |_| $17.25        |_| $18.25      |_| $19.25    |_| $20.125   |_| $21.00
     |_| $17.375       |_| $18.375

---------------------------------------------------          --------------------------------------------------

             SPECIAL PAYMENT  INSTRUCTIONS                             SPECIAL DELIVERY  INSTRUCTIONS
           (See  Instructions 1, 6, 7 and 8)                          (See Instructions 1, 6, 7 and 8)

To be completed  ONLY if the check for the Purchase          To be completed ONLY if the check for the Purchase
Price  of  Shares purchased and/or certificates for          price of Shares purchased and/or certificates  for
Shares  not tendered  or  no  purchased  are  to be          Shares not tendered or  not  purchased  are  to be
issued  in  the  name  of  someone  other than  the          mailed to someone other than the undersigned or to
the undersigned.                                             the  undersigned  at an  address  other  than that
                                                             shown below the undersigned's signature(s).
Issue:    |_| check and/or  |_| certificates to:

                                                             MAIL:     |_| check and/or   |_| certificates to:
Name
     ---------------------------------------------
                    (Please Print)                           Name
Address                                                            -------------------------------------------
       -------------------------------------------                              (Please Print)
                                                             Address
              --------------------------                             -----------------------------------------
                  (Include Zip code)
                                                                           --------------------------
             --------------------------                                        (Include Zip Code)
            (Tax ID or Social Security No.)
                                                                         -----------------------------
                                                                        (Tax ID or Social Security No.)

---------------------------------------------------         ---------------------------------------------------

--------------------------------------------------------------------------------

                                PLEASE SIGN HERE
                       (TO BE COMPLETED BY STOCKHOLDER(S))






                            Signature(s) of Owner(s)

Dated:
      -------------------------------------------------------------------------

Name(s):
        -----------------------------------------------------------------------
                                 (Please Print)

Capacity (full title):
                      ---------------------------------------------------------

Address:
        -----------------------------------------------------------------------


                               (Include Zip Code)
Area Code and Telephone No.:
                            ---------------------------------------------------

(Must be signed by registered holder(s) exactly as name(s) appear(s) on certificate(s) or on a security position listing or by person(s) authorized to become registered holder(s) by certificates and documents transmitted herewith. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, please provide full title and see Instruction 6.)

                         GUARANTEE OF SIGNATURE(S) (See
                              Instructions 1 and 6)

Certain signatures must be guaranteed by an Eligible Institution.

Name of Firm:
             ------------------------------------------------------------------

Authorized Signature:
                     ----------------------------------------------------------

Name (Please Print):
                    -----------------------------------------------------------

Title:
      -------------------------------------------------------------------------

Address:
        -----------------------------------------------------------------------

Area Code and Telephone No.:
                            ---------------------------------------------------

Dated:
      -------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  INSTRUCTIONS
              FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER

         1. Guarantee of Signatures. Except as otherwise provided below, all signatures on this Letter of Transmittal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase). Signatures on this Letter of Transmittal need not be guaranteed (i) if this Letter of Transmittal is signed by the registered holder(s) of the Shares (which term, for purposes of this document, shall include any participant in one of the Book-Entry Transfer Facilities whose name appears on a security position listing as the owner of Shares) tendered herewith and such holder(s) have not completed the box entitled "Special Payment Instructions" or the box entitled "Special Delivery

Instructions" on this Letter of Transmittal or (ii) if such Shares are tendered for the account of an Eligible Institution. See Instruction 6.

         2. Delivery of Letter of Transmittal and Share Certificates. This Letter of Transmittal is to be used either if certificates are to be forwarded herewith or if delivery of Shares is to be made by book-entry transfer pursuant to the procedures set forth in Section 3 of the Offer to Purchase. Certificates for all physically delivered Shares, or a confirmation of a book-entry transfer into the Depositary's account at the DTC of all Shares delivered electronically, as well as a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) and any other documents required by this Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on this Letter of Transmittal on or prior to 5:00 p.m., New York City time, on the Expiration Date (as defined in the Offer to Purchase).

         Stockholders whose certificates are not immediately available or who cannot deliver their Shares and all other required documents to the Depositary on or prior to 5:00 p.m. New York City time on the Expiration Date, or whose Shares cannot be delivered on a timely basis pursuant to the procedures for book-entry transfer, may tender their Shares pursuant to the guaranteed delivery procedure set forth in Section 3 of the Offer to Purchase. Pursuant to such procedure: (i) such tender must be made by or through an Eligible Institution,
(ii) a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by the Offeror (with any required signature guarantees) must be received by the Depositary on or prior to 5:00 p.m. New York City time on the Expiration Date and (iii) the certificates for all physically delivered Shares in proper form for transfer by delivery, or a confirmation of a book-entry transfer into the Depositary's account at the DTC of all Shares delivered electronically, in each case together with a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) and any other documents required by this Letter of Transmittal must be received by the Depositary within three New York Stock Exchange trading days after the date of receipt by the Depositary of such Notice of Guaranteed Delivery, all as provided in Section 3 of the Offer to Purchase.

         THE METHOD OF DELIVERY OF SHARES AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING SHARE CERTIFICATES AND THE LETTER OF TRANSMITTAL, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED.
IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

         No alternative or contingent tenders will be accepted. By executing this Letter of Transmittal (or a facsimile thereof), the tendering stockholder waives any right to receive any notice of the acceptance for payment of the Shares.

         3. Inadequate Space. If the space provided herein is inadequate, the certificate numbers and/or the number of Shares should be listed on a separate signed schedule and attached to this Letter of Transmittal.

         4. Partial Tenders (Not Applicable to Stockholders Who tender by Book-Entry Transfer). If fewer than all the Shares represented by any certificate delivered to the Depositary are to be tendered, fill in the number of Shares that are to be tendered in the box entitled "Number of Shares Tendered." In such case, if any tendered Shares are purchased, a new certificate for the remainder of the Shares represented by the old certificate will be sent to the person(s) signing this Letter of Transmittal, unless otherwise provided in the "Special Payment Instructions" or "Special Delivery Instructions" boxes on this Letter of Transmittal, as promptly as practicable following the expiration or termination of the Offer. All Shares represented by certificates delivered to the Depositary will be deemed to have been tendered unless otherwise indicated.

         5. Indication of Price at which Shares are being Tendered. For Shares to be validly tendered, the stockholder must either:

         (a) check the box under "Shares Tendered at Price Determined by Dutch Auction;" or

         (b)  check  the box  indicating  the  price  per  Share  at which he is
         tendering   Shares  under  "Shares  Tendered  at  Price  Determined  by
         Stockholder."

         By checking the box under "Shares Tendered at Price Determined by Dutch Auction," a stockholder agrees to accept the Purchase Price that results from the "Dutch Auction" tender process, which may be as low as $16.50 or as high as $21.00 per Share. By checking a box under "Shares Tendered at Price Determined by Stockholder," a stockholder acknowledges that doing so could result in none of the Shares being purchased if the Purchase Price for the Shares is less than the price you checked.

         ONLY ONE BOX MAY BE CHECKED. IF MORE THAN ONE BOX IS CHECKED, OR IF NO BOX IS CHECKED, THERE IS NO VALID TENDER OF SHARES. A stockholder wishing to tender portions of his or her Share holdings at different prices must complete a separate Letter of Transmittal for each price at which such stockholder wishes to tender each such portion of such stockholder's Shares. The same Shares cannot be tendered (unless previously properly withdrawn as provided in Section 4 of the Offer to Purchase) at more than one price.

         6. Signatures on Letter of Transmittal; Stock Powers and Endorsements. If this Letter of Transmittal is signed by the registered holder(s) of the Shares tendered hereby, the signature(s) must correspond with the name(s) as written on the face of the certificates without alteration, enlargement or any change whatsoever. If this Letter of Transmittal is signed by a participant in DTC whose name is shown as the owner of the Shares tendered hereby, the signature must correspond with the name shown on the security position listing as the owner of the Shares.

         If any of the Shares hereby is held of record by two or more persons, all such persons must sign this Letter of Transmittal. If any of the Shares tendered hereby are registered in different names on different certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of certificates.

         If this Letter of Transmittal is signed by the registered holder(s) of the Shares tendered hereby, no endorsements of certificates or separate stock powers are required unless payment of the Purchase Price is to be made to, or Shares not tendered or not purchased are to be registered in the name of, any person other than the registered holder(s), in which case signed exactly as the name(s) of the registered holder(s) appear(s) on such certificates. Signatures on any such certificates or stock powers must be guaranteed by an Eligible Institution. See Instruction 1.

         If this Letter of Transmittal is signed by a person other than the registered holder(s) of the Shares tendered hereby, the certificates must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name(s) of the registered holder(s) appear(s) on the certificates for such Shares. Signature(s) on any such certificates or stock powers must be guaranteed by an Eligible Institution. See Instruction 1.

         If this Letter of Transmittal or any certificate or stock power is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing, and proper evidence satisfactory to the Offeror of the authority of such person so to act must be submitted.

         7. Stock Transfer Taxes. The Offeror will pay or cause to be paid any stock transfer taxes with respect to the sale and transfer of any Shares to it or its order pursuant to the Offer. If, however, payment of the Purchase Price is to be made to, or Shares not tendered or not purchased are to be registered in the name of, any person other than the registered holder(s), or if tendered Shares are registered in the name of any person other than the person(s) signing this Letter of Transmittal, the amount of any stock transfer taxes (whether imposed on the registered holder(s), such other person or otherwise) payable on account of the transfer to such person will be deducted from the Purchase Price unless satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted. See Section 5 of the Offer to Purchase. Except as provided in this Instruction 7, it will not be necessary to affix transfer tax stamps to the Certificates representing Shares tendered hereby.

         8. Special Payment and Delivery Instructions. If a check for the Purchase Price of any Shares purchased is to be issued in the name of, and/or any Shares not tendered or not purchased are to be returned to, a person other than the person(s) signing this Letter of Transmittal, or if the check and/or any certificates for Shares not tendered or not purchased are to be mailed to someone other than the person(s) signing this Letter of Transmittal or to an address other than that shown above in the box captioned "Description of Shares Tendered," then the boxes captioned "Special Payment Instructions" and/or "Special Delivery Instructions" on this Letter of Transmittal should be completed.

         Stockholders tendering Shares by book-entry transfer will have any Shares not accepted for payment returned by crediting the account maintained by such stockholder at the Book-Entry Transfer Facility from which the transfer was made.

         9. Substitute Form W-9 and Form W-8. Under the United States federal income tax backup withholding rules, unless an exemption applies under the applicable law and regulations, 31% of the gross proceeds payable to a stockholder or other payee pursuant to the Offer must be withheld and remitted to the United States Treasury, unless the stockholder or other payee provides such person's taxpayer identification number (employer identification number or social security number) to the Depositary and certifies that such number is correct. Therefore, each tendering stockholder should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding, unless such stockholder otherwise establishes to the satisfaction of the Depositary that it is not subject to backup withholding. Certain stockholders (including, among others, all corporations and certain foreign stockholders (in addition to foreign corporations)) are not subject to these backup withholding and reporting requirements. In order for a foreign stockholder to qualify as an exempt recipient, that stockholder must submit an IRS Form W-8 or a Substitute Form W-8 signed under penalties of perjury, attesting to that stockholder's exempt status. Such statements may be obtained from the Depositary.

         10. Withholding on Foreign Stockholders. Even if a foreign stockholder has provided the required certification to avoid backup withholding, the Depositary will withhold United States federal income taxes equal to 30% of the gross payments payable to a foreign stockholder or his or her agent unless the Depositary determines that an exemption from or a reduced rate of withholding is available pursuant to a tax treaty or that an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business in the United States. For this purpose, a foreign stockholder is a stockholder that is not (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States, any state or any political subdivision thereof, (iii) an estate or trust described in Section 7701(a)(30) of the Code or (iv) a person whose worldwide income or gain is subject to United States federal income taxation on a net income basis. In order to obtain a reduced rate of withholding pursuant to a tax treaty, a foreign stockholder must deliver to the Depositary a properly completed IRS Form 1001. In order to obtain an exemption from withholding on the ground that the gross proceeds paid pursuant to the Offer are effectively connected with the conduct of a trade or business within the United States, a foreign stockholder must deliver to the Depositary a properly completed IRS Form 4224. The Depositary will determine a stockholder's status as a foreign stockholder and eligibility for a reduced rate of, or an exemption from, withholding by reference to outstanding certificates or statements concerning eligibility for a reduced rate of, or exemption from, withholding (e.g., IRS Form 1001 or IRS Form 4224), unless facts and circumstances indicate that such reliance is not warranted. A foreign stockholder may be eligible to obtain a refund of all or a portion of any tax withheld if such stockholder meets the "complete termination," "substantially disproportionate" or "not essentially equivalent to a dividend" test described in Section 13 of the Offer to Purchase or is otherwise able to establish that no tax or a reduced amount of tax is due. Backup withholding generally will not apply to amounts subject to the 30% or treaty-reduced rate of withholding. Foreign stockholders are urged to consult their tax advisors regarding the application of United States federal income tax withholding, including eligibility for a withholding tax reduction or exemption and refund procedures.

         11. Requests for Assistance or Additional Copies. Any questions or requests for assistance may be directed to the Information Agent at its telephone number and address listed in this Letter of Transmittal. Requests for additional copies of the Offer to Purchase, this Letter of Transmittal or other tender offer materials may be directed to the Information Agent, and such copies will be furnished promptly at the Offeror's expense. Stockholders may also contact their local broker, dealer, commercial bank or trust company for assistance concerning the Offer.

         12. Irregularities. All questions as to the number of Shares to be accepted, the Purchase Price and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Offeror, in its sole discretion, which shall be final and binding on all parties. The Offeror reserves the absolute right to reject any or all tenders that it determines are not in proper form or the acceptance for payment for which may, in the opinion of the Offeror's counsel, be unlawful. The Offeror also reserves the absolute right to waive any of the conditions to the Offer or any defect or irregularity in any tender of Shares or any particular stockholder. The Offeror's interpretation of the terms and conditions of the Offer (including these instructions) shall be final and binding on all parties. None of the Offeror, the Depositary, the Information Agent or any other person is or will be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give any such notice. Tenders will not be deemed to have been made until all defects and irregularities have been cured or waived.

         13. Order of Purchase in Event of Proration. As described in the Offer to Purchase, stockholders may designate the order in which their Shares are to be purchased in the event of proration. The order of purchase may affect whether any capital gain or loss recognized on the Shares purchased is long-term or short-term (depending on the holding period for the Shares purchased) and the amount of gain or loss recognized for federal income tax purposes. See Section 1 of the Offer to Purchase.

         14. Lost, Stolen or Destroyed Certificates. If your certificate(s) representing Shares have been lost, stolen or destroyed, indicate the occurrence of such event on the front of this Letter of Transmittal. The Depositary will send you additional documentation that must be completed to effectively surrender such lost, stolen or destroyed certificates.

         IMPORTANT: THIS LETTER OF TRANSMITTAL (OR A FACSIMILE COPY THEREOF) TOGETHER WITH CERTIFICATES OR CONFIRMATION OF BOOK-ENTRY TRANSFER AND ALL OTHER REQUIRED DOCUMENTS MUST BE RECEIVED BY THE DEPOSITARY, OR THE NOTICE OF GUARANTEED DELIVERY MUST BE RECEIVED BY THE DEPOSITARY, ON OR PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON THE EXPIRATION DATE (AS DEFINED IN THE OFFER TO PURCHASE). STOCKHOLDERS ARE ENCOURAGED TO RETURN A COMPLETED SUBSTITUTE FORM W-9 WITH THIS LETTER OF TRANSMITTAL.

             PAYOR'S NAME: CHASEMELLON SHAREHOLDER SERVICES, L.L.C.

-------------------------------------- -----------------------------------------

                                  Part 1 - PLEASE PROVIDE     Social Security
                                  YOUR TIN IN  THE BOX AT     Number or Employer
                                  RIGHT   AND  CERTIFY BY     Identification
SUBSTITUTE                        SIGNING AND DATING BELOW:   Number
Form W-9


Department of the Treasury        Part 2 - Certification - Under penalties
                                  of perjury, I certify that:
Internal Revenue Service
                                  (1) The  number  shown on this form is my
                                  correct  Taxpayer  Identification  Number
                                  (or  I am  waiting  for  a  number  to be
                                  issued to me), and
Payer's Request for Taxpayer
Identification                    Number  ("TIN")  (2) I am not  subject to
                                  backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal
                                  Revenue Service (the "IRS") that I am subject to backup withholding as a result of a failure to report all interest and dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding.

                                  CERTIFICATION  INSTRUCTIONS  -  You  must
                                  cross out item (2) above if you have been
                                  notified   by  the  IRS   that   you  are
                                  currently subject to backup withholding because of underreporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out such item (2).

--------------------------------------------------------------------------------
---------------------------------------- ---------------------------------------

                         Signature:                         Part 3 -
                                   --------------------
                                                            Awaiting TIN  |_|
                         Date:
                              ----------------- , 1999.

---------------------------------------- ---------------------------------------

NOTE: FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF 31% OF ANY PAYMENTS MADE TO YOU PURSUANT TO THE OFFER. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS. YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU CHECKED THE BOX IN PART 2 OF THE SUBSTITUTE FORM W-9.

--------------------------------------------------------------------------------

             CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

          I certify under penalties of perjury that a taxpayer identification number has not been issued to me and either (1) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (2) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number by the time of payment, 31% of all payments of the Purchase Price made to me thereafter will be withheld until I provide a number.

Signature                                          Date
         --------------------------------------        -----------------, 1999
--------------------------------------------------------------------------------


                            THE INFORMATION AGENT IS:

                           BEACON HILL PARTNERS, INC.
                                 90 Broad Street
                            New York, New York 10004
                            (212) 843-8500 (collect)
                           (800) 792-2829 (toll-free)

                                                                 Exhibit (a)(3)
                          Notice of Guaranteed Delivery
                            of Shares of Common Stock
                                       Of
                            First Banks America, Inc.
                                       to
                                First Banks, Inc.

         This form, or a form substantially equivalent to this form, must be used to accept the Offer (as defined below) if certificates for the shares of common stock, par value $.15 per share, of First Banks America, Inc. are not immediately available, if the procedure for book-entry transfer cannot be completed on a timely basis or if time will not permit all other documents required by the Letter of Transmittal to be delivered to the Depositary on or prior to the Expiration Date (as defined in Section 1 of the Offer to Purchase (defined below)). Such form may be delivered by hand or transmitted by mail or overnight courier, or, for Eligible Institutions only, by facsimile transmission, to the Depositary. See Section 3 of the Offer to Purchase. THE ELIGIBLE INSTITUTION THAT COMPLETES THIS FORM MUST COMMUNICATE THE GUARANTEE TO THE DEPOSITARY AND MUST DELIVER THE LETTER OF TRANSMITTAL AND CERTIFICATES FOR SHARES TO THE DEPOSITARY WITHIN THE TIME SHOWN HEREIN. FAILURE TO DO SO COULD RESULT IN A FINANCIAL LOSS TO SUCH ELIGIBLE INSTITUTION.

                        The Depositary for the Offer is:

                    ChaseMellon Shareholder Services, L.L.C.

---------------------------------------- ---------------------------------------

          By Mail            By Overnight Delivery:              By Hand:
Reorganization Department  Reorganization Department   Reorganization Department
       P.O. Box 3301          85 Challenger Road        120 Broadway, 13th Floor
South Hackensack, NJ 07606      Mail Drop-Reorg             New York, NY 10271
                           Ridgefield Park, NJ 07660
---------------------------------------- ---------------------------------------

                           By Facsimile Transmission:
                                 (201) 296-4293

             Confirm Receipt of Notice of Guaranteed Delivery Only:
                                 (201) 296-4860


         DELIVERY OF THIS INSTRUMENT TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF INSTRUCTIONS VIA A FACSIMILE NUMBER OTHER THAN THE ONE LISTED ABOVE WILL NOT CONSTITUTE A VALID DELIVERY.

         THIS FORM IS NOT TO BE USED TO GUARANTEE SIGNATURES. IF A SIGNATURE ON A LETTER OF TRANSMITTAL IS REQUIRED TO BE GUARANTEED BY AN ELIGIBLE INSTITUTION UNDER THE INSTRUCTIONS THERETO, SUCH SIGNATURE GUARANTEE MUST APPEAR IN THE APPLICABLE SPACE PROVIDED IN THE SIGNATURE BOX IN THE LETTER OF TRANSMITTAL.

Ladies and Gentlemen:

         The undersigned hereby tenders to First Banks, Inc., a Missouri corporation (the "Offeror"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 4, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"), receipt of which is hereby acknowledged, the number of shares listed below of the common stock, par value $.15 per share, of First Banks America, Inc. (the "Shares"), pursuant to the guaranteed delivery procedure set forth in Section 3 of the Offer to Purchase.


Number of Shares              If Shares will be tendered by book-entry transfer:
                -------------
                                                 Name of Tendering
Signature(s)                                     Institution
            -------------------------------
Name(s) of Record Holders
                                                 Area Code and Telephone No(s)

                  (Please Type or Print)

Certificate Nos. (if available)                  Account No.
                                                            -------------------

                                                 Dated
                                                      -------------------, 1999
Address(es)
           -------------------------------


                    (Include Zip Code)

              SHARES TENDERED AT PRICE DETERMINED BY DUTCH AUCTION


|_| The undersigned wants to maximize the chance of having the Offeror purchase all the Shares tendered (subject to the possibility of proration). Accordingly, by checking this ONE box INSTEAD OF ONE OF THE PRICE BOXES BELOW, the undersigned hereby tenders Shares and is willing to accept the Purchase Price resulting from the "Dutch Auction" tender process. This action will result in receiving a price per Share of as low as $16.50 or as high as $21.00.

                                       OR


               SHARES TENDERED AT PRICE DETERMINED BY STOCKHOLDER

         Price (in dollars) per Share at which Shares are being tendered: Check ONLY ONE BOX. If more than one box is checked, or if no box is checked, there is no proper tender of shares.

|_| $16.50        |_| $17.50       |_| $18.50        |_| $19.375    |_| $20.25
|_| $16.625       |_| $17.625      |_| $18.625       |_| $19.50     |_| $20.375
|_| $16.75        |_| $17.75       |_| $18.75        |_| $19.625    |_| $20.50
|_| $16.875       |_| $17.875      |_| $18.875       |_| $19.75     |_| $20.625
|_| $17.00        |_| $18.00       |_| $19.00        |_| $19.875    |_| $20.75
|_| $17.125       |_| $18.125      |_| $19.125       |_| $20.00     |_| $20.875
|_| $17.25        |_| $18.25       |_| $19.25        |_| $20.125    |_| $21.00
|_| $17.375       |_| $18.375

                                    GUARANTEE
                    (NOT TO BE USED FOR SIGNATURE GUARANTEE)

         The undersigned, a firm that is a member of a registered national securities exchange or the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States which is a participant in an approved Signature Guarantee Medallion Program (each of the foregoing, an "Eligible Institution"), guarantees (i) that the above-named person(s) has a net long position in the Shares being tendered within the meaning of Rule 14e-4 promulgated under the Securities Exchange Act of 1934, as amended, (ii) that such tender of Shares complies with Rule 14e-4, and (iii) to deliver to the Depositary, at one of its addresses set forth above, certificate(s) for the Shares tendered hereby, in proper form for transfer, or a confirmation of the book-entry transfer of the Shares tendered hereby into the Depositary's account at The Depository Trust Company, in each case, together with a properly completed and duly executed Letter(s) of Transmittal (or manually signed facsimile(s) thereof), with any required signature guarantee(s) and any other required documents, all within three New York Stock Exchange trading days after the date hereof.


--------------------------------------------------------------------------------


                 Name of Firm                           Authorized Signature


                   Address                            Please Type or Print Name

                                           Title
            City, State, Zip Code               -------------------------------

                                           Dated:
                                                 ----------------------- , 1999
            Area Code and Tel. No.

Dated:
      -------------------------,1999

--------------------------------------------------------------------------------

         NOTE: DO NOT SEND SHARE CERTIFICATES WITH THIS FORM. YOUR SHARE CERTIFICATES MUST BE SENT WITH THE LETTER OF TRANSMITTAL.

                                                                Exhibit (a)(4)
                                FIRST BANKS, INC.
                        OFFER TO PURCHASE FOR CASH UP TO
         400,000 SHARES OF THE COMMON STOCK OF FIRST BANKS AMERICA, INC.
                   AT A PURCHASE PRICE NOT IN EXCESS OF $21.00
                         NOR LESS THAN $16.50 PER SHARE

           THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT
          5:00 P.M. NEW YORK CITY TIME, ON WEDNESDAY, FEBRUARY 3, 1999
                          UNLESS THE OFFER IS EXTENDED.

To Our Clients:

         Enclosed  for  your  consideration  are the  Offer to  Purchase,  dated
January 4, 1999, and the related Letter of Transmittal (which together constitute the "Offer") in connection with the Offer by First Banks, Inc., a Missouri corporation (the "Offeror"), to purchase 400,000 shares (or such lesser number of shares as are properly tendered and not withdrawn) of the $.15 par value common stock of First Banks America, Inc. (the "Shares"), at prices not in excess of $21.00 nor less than $16.50 per Share in cash, specified by such stockholders, upon the terms and subject to the conditions set forth in the Offer.

         The Offeror will determine the single per Share price, not in excess of $21.00 nor less than $16.50 per Share, net to the seller in cash (the "Purchase Price"), that it will pay for Shares properly tendered pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering stockholders. The Offeror will select the lowest Purchase Price that will allow it to buy 400,000 Shares (or such lesser number of Shares as are properly tendered at prices not in excess of $21.00 nor less than $16.50 per Share). All Shares properly tendered prior to the Expiration Date (as defined in the Offer to Purchase) at prices at or below the Purchase Price and not withdrawn will be purchased at the Purchase Price, upon the terms and subject to the conditions of the Offer, including the proration provisions. All Shares acquired in the Offer will be acquired at the Purchase Price. Shares tendered at prices in excess of the Purchase Price and Shares not purchased because of proration will be returned at the Offeror's expense to the stockholders who tendered such Shares. The Offeror reserves the right, in its sole discretion, to purchase more than 400,000 Shares pursuant to the Offer. See Sections 1 and 14 of the Offer to Purchase.

         If the number of Shares validly tendered and not withdrawn on or prior to the Expiration Date is less than or equal to 400,000 Shares (or such greater number of shares as the Offeror may elect to purchase pursuant to the Offer), the Offeror will, upon the terms and subject to the conditions of the Offer, purchase at the Purchase Price all Shares so tendered.

         Upon the terms and subject to the conditions of the Offer, if at the Expiration Date more than 400,000 Shares (or such greater number of Shares as the Offeror may elect to purchase) are properly tendered at or below the Purchase Price and not withdrawn, the Offeror will buy Shares on a pro rata basis from all other FBA stockholders who properly tender Shares at prices at or below the Purchase Price (and do not withdraw them prior to the Expiration
Date). See Sections 1 and 3 of the Offer to Purchase.

         We are the owner of record of Shares held for your account. As such, we are the only ones who can tender your Shares, and then only pursuant to your instructions. We are sending you the Letter of Transmittal for your information only; you cannot use it to tender Shares we hold for your account.

         Please instruct us as to whether you wish us to tender any or all of the Shares we hold for your account on the terms and subject to the conditions of the Offer.

         We call your attention to the following:

         1. You may tender Shares at prices not in excess of $21.00 nor less than $16.50 per Share as indicated in the attached Instruction Form, net to you in cash.

         2. The Offer is not conditioned on any minimum number of Shares being tendered. The Offer is, however, subject to certain other conditions set forth in the Offer to Purchase.

         3. The Offer, proration period and withdrawal rights will expire at 5:00 p.m. New York City time, on Wednesday, February 3, 1999, unless the Offeror extends the Offer.

         4. The Offer is for 400,000 Shares, constituting approximately 6.99% of the Shares outstanding as of December 31, 1998.

         5. Tendering stockholders who are registered holders of FBA will not be obligated to pay any brokerage commissions or solicitation fees to the Depositary, Information Agent or the Offeror or, subject to Instruction 7 of the Letter of Transmittal, stock transfer taxes on the Offeror's purchase of Shares pursuant to the Offer.

         6. If you wish to tender portions of your Shares at different prices, you must complete a separate Instruction Form for each price at which you wish to tender each such portion of your Shares. We must submit separate Letters of Transmittal on your behalf for each such price you will accept for each such portion tendered.

         If you wish to have us tender any or all of your Shares, please so instruct us by completing, executing, detaching and returning to us the attached Instruction Form. An envelope to return your Instruction Form to us is enclosed. If you authorize us to tender your Shares, we will tender all such Shares unless you specify otherwise on the attached Instruction Form.

         Your Instruction Form should be forwarded to us in ample time to permit us to submit a tender on your behalf on or before the Expiration Date of the Offer. The Offer, Proration Period and Withdrawal Rights Expire at 5:00 p.m. New York City time, on Wednesday, February 3, 1999, unless the Offeror extends the Offer.

         As described in Section 1 of the Offer to Purchase, if more than 400,000 Shares (or such greater number of Shares as the Offeror may elect to purchase) have been properly tendered at or below the Purchase Price and not withdrawn prior to the Expiration Date, the Offeror will purchase Shares properly tendered at prices at or below the Purchase Price and not withdrawn prior to the Expiration Date on a pro rata basis (with appropriate adjustments to avoid purchases of fractional Shares) as described in Section 1 of the Offer to Purchase.

         The Offer is being made to all holders of Shares. The Offeror is not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If the Offeror becomes aware of any jurisdiction where the making of the Offer is not in compliance with any valid applicable law, the Offeror will make a good faith effort to comply with such law. If, after such good faith effort, the Offeror cannot comply with such law, the Offer will not be made to, nor will tenders be accepted from or on behalf of, the holders of Shares residing in such jurisdiction.

                                INSTRUCTION FORM

             Instructions With Respect to Offer to Purchase for Cash
                      up to 400,000 Shares of Common Stock
                          of First Banks America, Inc.
                              By First Banks, Inc.

                   At a Purchase Price Not Greater than $21.00
                         Nor Less Than $16.50 per Share

         The undersigned acknowledge(s) receipt of your letter and the enclosed Offer to Purchase, dated January 4, 1999, and the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer") in connection with the Offer by First Banks, Inc. (the "Offeror") to purchase up to 400,000 shares of common stock, par value $.15 per share (the "Shares"), of First Banks America, Inc. ("FBA"), at prices not greater than $21.00 nor less than $16.50 per Share, net to the undersigned in cash, specified by the undersigned, upon the terms and subject to the conditions of the Offer.

         This will instruct you to tender to the Offeror the number of Shares indicated below (or, if no number is indicated below, all Shares) that are held by you for the account of the undersigned, at the price per Share indicated below, upon the terms and subject to the conditions of the Offer.

                                 SHARES TENDERED

[_] By checking this box, all Shares held by us for your account will be tendered. If fewer than all Shares are to be tendered, please check the box and indicate below the aggregate number of Shares to be tendered by us.

                                          Shares
                               ----------

              SHARES TENDERED AT PRICE DETERMINED BY DUTCH AUCTION

|_| The undersigned wants to maximize the chance of having the Offeror purchase all the Shares the undersigned is tendering (subject to the possibility of proration). Accordingly, by checking this ONE box INSTEAD OF ONE OF THE PRICE BOXES BELOW, the undersigned hereby tenders Shares and is willing to accept the Purchase Price resulting from the "Dutch Auction" tender process. This action will result in receiving a price per Share of as low as $16.50 or as high as $21.00.

         OR

               SHARES TENDERED AT PRICE DETERMINED BY STOCKHOLDER

         Price (in dollars) per Share at which Shares are being tendered: Check ONLY ONE BOX. If more than one box is checked, or if no box is checked, there is no proper tender of shares.

   |_| $16.50        |_| $17.50       |_| $18.50     |_| $19.375    |_| $20.25
   |_| $16.625       |_| $17.625      |_| $18.625    |_| $19.50     |_| $20.375
   |_| $16.75        |_| $17.75       |_| $18.75     |_| $19.625    |_| $20.50
   |_| $16.875       |_| $17.875      |_| $18.875    |_| $19.75     |_| $20.625
   |_| $17.00        |_| $18.00       |_| $19.00     |_| $19.875    |_| $20.75
   |_| $17.125       |_| $18.125      |_| $19.125    |_| $20.00     |_| $20.875
   |_| $17.25        |_| $18.25       |_| $19.25     |_| $20.125    |_| $21.00
   |_| $17.375       |_| $18.375

         THE METHOD OF DELIVERY OF THIS DOCUMENT IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER. IF DELIVERY IS BY MAIL REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY.

                                    SIGN HERE



Dated:                     , 199
      --------------------
                                    Signature(s)
                                                -------------------------------
                                    Name
                                         --------------------------------------

                                    Address

                                   Social Security of Taxpayer ID No.:

                                                                 Exhibit (a)(5)
                                FIRST BANKS, INC.
                                135 North Meramec
                            St. Louis, Missouri 63105

                                 January 4, 1999


To the Stockholders of First Banks America, Inc.:

         First Banks, Inc. is offering to purchase up to 400,000 shares of common stock (the "Shares") of First Banks America, Inc. ("FBA") from stockholders of FBA. The price will not be in excess of $21.00 nor less than $16.50 per Share. First Banks, Inc. is conducting the tender offer through a procedure commonly referred to as a "Dutch Auction". This allows you to select the price within the specified price range at which you are willing to sell Shares to First Banks, Inc.

         On December 29, 1998, the closing price per Share for FBA's common stock on the New York Stock Exchange ("NYSE") was $16.81. Any FBA stockholder tendering Shares directly to the Depositary whose Shares are purchased in the offer will receive the net purchase price in cash and will not incur the usual transaction costs associated with open-market sales. Any FBA stockholder owning an aggregate of less than 100 Shares whose Shares are properly tendered directly to the Depositary and purchased pursuant to the offer will avoid the applicable odd lot discounts payable on sales of odd lots on the NYSE.

         The offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. I encourage you to read these materials carefully before making any decision with respect to the offer. The instructions on how to tender Shares are also explained in detail in the accompanying materials.

         Neither First Banks, Inc., FBA, nor the Board of Directors of either company makes any recommendation to stockholders as to whether to tender or refrain from tendering their Shares. Each stockholder must make the decision whether to tender Shares and, if so, how many Shares and at what price or prices Shares should be tendered.


                                              Sincerely,


                                              /s/James F. Dierberg
                                              --------------------
                                              James F. Dierberg
                                              Chairman, President and
                                                  Chief Executive Officer
                                                  First Banks, Inc.

                                                                 Exhibit (a)(6)
                                First Banks, Inc.
                               St. Louis, Missouri

Contact:      Allen H. Blake
              Executive Vice President & Chief Financial Officer
              (314) 995-8700

FOR IMMEDIATE RELEASE:

                           First Banks, Inc. Announces
                          "Dutch Auction" Tender Offer

         ST. LOUIS MO, DECEMBER 30, 1998. First Banks, Inc. (the "Offeror") announced today that it will commence a "Dutch Auction" tender offer to purchase for cash up to 400,000 shares of the issued and outstanding common stock, par value $.15 per share, of FIRST BANKS AMERICA, INC. (NYSE: FBA). The tender offer is expected to begin Monday, January 4, 1999, and to expire, unless extended, at 5:00 p.m. New York City time, on Wednesday, February 3, 1999. The Offeror currently owns approximately 76.84% of the outstanding voting stock of FBA.

         Terms of the tender offer, which are described more fully in the Offer to Purchase and the Letter of Transmittal, invite the stockholders of FBA to tender up to 400,000 shares of FBA common stock to the Offeror at prices not greater than $21.00 nor less than $16.50 per share, as specified by the tendering stockholders. The Offeror will determine the lowest single price (not greater than $21.00 nor less than $16.50 per share) net to the seller in cash that will allow it to purchase 400,000 shares (or such lesser number of shares as are validly tendered and not withdrawn) pursuant to the offer. That price will be the purchase price the Offeror will pay for shares validly tendered at prices at or below such purchase price and not withdrawn. If more than 400,000 shares are tendered, there will be a proration. Shares tendered at prices in excess of the purchase price and shares not purchased because of proration will be returned to the tendering stockholders at the Offeror's expense. The Offeror reserves the right, in its sole discretion, to purchase more than 400,000 shares pursuant to the offer. The offer is subject to certain conditions described in the Offer to Purchase.

         The Offer to Purchase, the Letter of Transmittal and related documents will be mailed to FBA stockholders of record and will also be made available for distribution to beneficial owners of FBA common stock.

         Neither FBA nor the Boards of Directors of either company makes any recommendation to FBA stockholders as to whether to tender or refrain from tendering their shares.

         On December 29, 1998, the closing price of FBA common stock was $16.81 per share.

         Beacon Hill Partners, Inc. will serve as the information agent for the offer. Any questions or requests for copies of tender offer materials may be directed to Beacon Hill Partners, Inc. at (800) 755-5001.

                                                                 Exhibit (b)(1)





                            SECURED CREDIT AGREEMENT

                          ($90,000,000 Revolving Loan)

                           dated as of August 26, 1998

                                      among

                                First Banks, Inc.

                                       and

                      Mercantile Bank National Association

               American National Bank and Trust Company of Chicago

                          Harris Trust and Savings Bank

                             The Frost National Bank

                  Norwest Bank Minnesota, National Association

                                       and

                      Mercantile Bank National Association,

                                    as Agent

                                TABLE OF CONTENTS
                                -----------------

                                                                           Page

ARTICLE I. DEFINITIONS AND ACCOUNTING TERMS..............................    1
         Section 1.01. Defined Terms.....................................    1
         Section 1.02. Accounting Terms..................................    7

ARTICLE II. AMOUNT AND TERMS OF REVOLVING LOAN ..........................    8
         Section 2.01. Revolving Loan Commitments........................    8
         Section 2.02. Termination or Reduction of Revolving
          Loan Commitment................................................    8
         Section 2.03. Interest on Revolving Loans.......................    8
         Section 2.04. Notice and Manner of Borrowing....................    9
         Section 2.05. Revolving Notes...................................   11
         Section 2.06. Method of Payment.................................   11
         Section 2.07. Use of Proceeds...................................   11
         Section 2.08. Zero Balance .....................................   12
         Section 2.09. Advances and Payment..............................   12
         Section 2.10. Revolving Loan Commitment Fee.....................   12
         Section 2.11. Reimbursement.....................................   12
         Section 2.12. Failure of Any Bank to Make Revolving Loans.......   13
         Section 2.13. Banks Not Required to Extend Credit...............   13

ARTICLE III. CONDITIONS PRECEDENT   .....................................   13
         Section 3.01. Conditions Precedent to the Initial Loans.........   13
         Section 3.02. Conditions Precedent to All Revolving Loans.......   15

ARTICLE IV. REPRESENTATIONS AND WARRANTIES...............................   16
         Section 4.01. Incorporation, Good Standing,
          and Due Qualification..........................................   16
         Section 4.02. Corporate Power and Authority.....................   16
         Section 4.03. Legally Enforceable Agreement.....................   16
         Section 4.04. Financial Statements; Financial Condition.........   17
         Section 4.05. Other Agreements..................................   17
         Section 4.06. Litigation   .....................................   17
         Section 4.07. Ownership of Subsidiaries.........................   17
         Section 4.08. ERISA  ...........................................   17
         Section 4.09. Taxes  ...........................................   18
         Section 4.10. Use of Proceeds, Margin Regulations...............   18
         Section 4.11. Year 2000 Compliance..............................   18

ARTICLE V. AFFIRMATIVE COVENANTS.........................................   18
         Section 5.01. Maintenance of Existence..........................   19
         Section 5.02. Maintenance of Records............................   19
         Section 5.03. Maintenance of Subsidiaries.......................   19
         Section 5.04. Compliance With Laws..............................   19
         Section 5.05. Right of Inspection...............................   19
         Section 5.06. Reporting Requirements............................   19
         Section 5.07. Operations........................................   21
         Section 5.08. Additional Collateral.............................   21
         Section 5.09. Year 2000 Compliance..............................   21

ARTICLE VI. NEGATIVE COVENANTS...........................................   21
         Section 6.01. Liens  ...........................................   21
         Section 6.02. Mergers, Etc......................................   22
         Section 6.03. Indebtedness......................................   22
         Section 6.04. Dividends.........................................   22
         Section 6.05. Stock Issue; Additional Issue of Stock
          of Subsidiary..................................................   22
         Section 6.06. Stock Redemption..................................   23
         Section 6.07. Loans  ...........................................   23
         Section 6.08. Debentures........................................   23
         Section 6.09. Continuation of Business..........................   23

ARTICLE VII. FINANCIAL COVENANTS.........................................   24
         Section 7.01. Tier I Leverage Ratio.............................   24
         Section 7.02. Tier I Leverage Ratio.............................   24
         Section 7.03. Tier I Risk Based Capital Ratio...................   24
         Section 7.04. Total Risk Based Capital Ratio....................   24
         Section 7.05. Loan Loss Reserve.................................   24
         Section 7.06. Net Income to Average Total Assets................   24
         Section 7.07. Non-Performing Assets.............................   25

ARTICLE VIII. EVENTS OF DEFAULT..........................................   25
         Section 8.01. Events of Default.................................   25

ARTICLE IX. AUTHORITY AND RESPONSIBILITY OF AGENT........................   27
         Section 9.01. Grant of Authority................................   27
         Section 9.02. Action upon Indemnification
           Instructions..................................................   27
         Section 9.03. Reports; Responsibility of the
           Agent; Disclaimer.............................................   28
         Section 9.04. Correction of Errors..............................   29
         Section 9.05. Expenses; Indemnification.........................   29
         Section 9.06. Rights as Bank....................................   29
         Section 9.07. Representation of Each Bank.......................   29
         Section 9.08. Rights to Resign; Appointment
          of a Successor Agent...........................................   30
         Section 9.09. Notice of Default.................................   30
         Section 9.10. Agent Compensation................................   31

ARTICLE X. MISCELLANEOUS      ...........................................   31
         Section 10.01. Capital Adequacy Reimbursement...................   31
         Section 10.02. Amendments, Etc..................................   31
         Section 10.03. Notices, Etc.....................................   31
         Section 10.04. No Waiver; Remedies..............................   32
         Section 10.05. Successors and Assigns...........................   32
         Section 10.06. Costs and Expenses...............................   32

         Section 10.07. Right of Setoff..................................   33
         Section 10.08. Sharing of Setoffs...............................   33
         Section 10.09. Governing Law; Jurisdiction and Venue............   33
         Section 10.10. Severability of Provisions.......................   33
         Section 10.11. Counterparts.....................................   34
         Section 10.12. Headings.........................................   34
         Section 10.13. Oral Agreements..................................   34

EXHIBIT A................................................................   35

EXHIBIT B................................................................   36

EXHIBIT C................................................................   38

EXHIBIT D................................................................   39

EXHIBIT D-1..............................................................   45

EXHIBIT E................................................................   51

EXHIBIT F................................................................   55

EXHIBIT G................................................................   59

EXHIBIT H................................................................   60

EXHIBIT I................................................................   61

EXHIBIT J................................................................   62

EXHIBIT K................................................................   63

SCHEDULE 4.05............................................................   65

SCHEDULE 4.06............................................................   66

SCHEDULE 4.08............................................................   68

SCHEDULE 8.01(10)........................................................   69

                            SECURED CREDIT AGREEMENT


                  THIS SECURED CREDIT AGREEMENT dated as of August 26, 1998, is entered into by and among FIRST BANKS, INC., a Missouri corporation
("Borrower"), and MERCANTILE BANK NATIONAL ASSOCIATION, a national banking association, AMERICAN NATIONAL BANK AND TRUST COMPANY OF CHICAGO, a national banking association, HARRIS TRUST AND SAVINGS BANK, an Illinois state banking corporation, THE FROST NATIONAL BANK, a national banking association, and NORWEST BANK MINNESOTA, NATIONAL ASSOCIATION, a national banking association (each individually a "Bank" and collectively the "Banks"), and MERCANTILE BANK NATIONAL ASSOCIATION, a national banking association, as Agent.

                           W I T N E S S E T H   T H A T:

                  WHEREAS, Borrower has requested that the Banks severally make available to Borrower a revolving credit facility in the aggregate amount of Ninety Million Dollars ($90,000,000); and

                  WHEREAS, the Banks are willing severally to provide such loan and facility to the Borrower, subject to the terms and conditions hereinafter set forth;

                  NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereto hereby agree as follows:

                                   ARTICLE I.
                        DEFINITIONS AND ACCOUNTING TERMS

                  Section 1.01. Defined Terms. As used in this Agreement, the following terms have the following meanings (terms defined in the singular to have the same meaning when used in the plural and vice versa):

                  "Affiliate"  means any Person (1) which directly or indirectly
                  ----------
controls, or is controlled by, or is under common control with, the Borrower or any Subsidiary; (2) which directly or indirectly beneficially owns or holds five percent (5%) or more of any class of voting stock of Borrower or any Subsidiary; or (3) five percent (5%) or more of the voting stock of which is directly or indirectly beneficially owned or held by Borrower or any Subsidiary. The term "Control" for the purposes of this Agreement means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise. For the purposes of the foregoing definition, a shareholder of Borrower shall not be deemed to be directly or indirectly controlling or controlled by the Borrower or a subsidiary, provided the person in question will not receive any proceeds from the Loans.

                  "Agent" means Mercantile Bank National Association,  acting in
                   -----
its capacity as Agent pursuant to Article IX hereof and any duly appointed successor.

                  "Agreement" means this Secured Credit  Agreement,  as amended,
                   ---------
supplemented or modified from time to time.

                  "Applicable Margin" shall mean, with respect to each Revolving
                   -----------------
Loan accruing interest based on the Eurodollar Rate, the rate per annum listed in the applicable column below:

-If the Performance Ratio is greater than 1.00:1, the Applicable Margin is 0.85% -If the Performance Ratio is less than 1.00:1, the Applicable Margin is 1.00% -If the Performance Ratio is less than 1.75:1, the Applicable Margin is 1.125% -If the Performance Ratio is less than 2.25:1, the Applicable Margin is 1.25% -If the Performance Ratio is greater than 1.75:1, the Applicable Margin is 1.00% -If the Performance Ratio is greater than 2.25:1, the Applicable Margin is 1.25%

The determination of the Applicable Margin as of any date shall be based on the Performance Ratio as of the end of the most recently ended fiscal quarter of Borrower for which consolidated financial statements of Borrower and its Subsidiaries have been delivered to the Banks pursuant to Section 5.06, and shall be effective for purposes of determining the Applicable Margin from and after the first day of the month immediately following the date on which such delivery of financial statements is required until the first day of the first month immediately following the next such date on which delivery of consolidated financial statements of Borrower and its Subsidiaries is so required. For example, the Performance Ratio as of the end of the fiscal quarter of Borrower ending September 30, 1998, would be determined from the consolidated financial statements of Borrower and its Subsidiaries as of and for the period ending September 30, 1998 (which are required to be delivered to Agent on or before November 14, 1998), and would be used in determining the Applicable Margin from and after December 1, 1998. All such adjustments shall be applicable to all existing Revolving Loans as well as any new Revolving Loans made or issued; provided, that, an adjustment in the Applicable Margin during the course of an Interest Period will not result in a change in the Eurodollar Rate applicable to that Interest Period.

                  "Average Total Assets" for any Person,  at any time, means the
                   --------------------
amount set forth on the most recent report on form FRY-9C filed by Borrower with the Board of Governors of the Federal Reserve System (or any successor report) as "Average Total Assets."

                  "Bank" or "Banks" has the meaning assigned to such term in the
                  ------     -----
preamble to this Agreement.

                  "Borrower"  has  the  meaning  assigned  to  such  term in the
                   --------
preamble of this Agreement.

                  "Business Day" means any day other than a Saturday, Sunday, or
                   ------------
other day on which commercial banks are authorized or required to close under the laws of the States of Missouri, Illinois, Texas or California; provided, that, when used in connection with a Revolving Loan, such day shall also be a day on which dealings between banks are carried on in U.S. dollar deposits in London, England.

                  "Call Report" has the meaning assigned to such term in Section
                   -----------
5.06(4).

                  "Certificate" has the meaning assigned to such term in Section
                   -----------
2.04.

                  "Collateral"  means all property  which is subject or is to be
                   ----------
subject to the Liens granted by the Pledge Agreement and/or the Subsidiary Pledge Agreements.

                  "Commitment" means the several commitments of the Banks in the
                   ----------
aggregate original principal amount of $90,000,000, or when used with reference to a particular Bank, the portion of the several commitments allocated to such Bank to make loans to the Borrower pursuant to Section 2.01 equal to the amount stated in Exhibit A, as such amount may be reduced from time to time pursuant to
Section 2.02 hereof.

                  "Default"  means any of the events  specified in Section 8.01,
                   -------
whether or not any requirement for the giving of notice, the lapse of time, or both, or any other condition, has been satisfied.

                  "Equity Capital" for any Person, at any time, means the amount
                   --------------
set forth on the most recent report on form FRY-9C filed by Borrower with the Board of Governors of the Federal Reserve System (or any successor report) as "Total Equity Capital."

                  "ERISA" means the Employee  Retirement  Income Security Act of
                   -----
1974, as amended from time to time, and the regulations and published interpretations thereof.

                  "ERISA  Affiliate" means any trade or business (whether or not
                   ----------------
incorporated) which together with the Borrower would be treated as a single employer under Section 4001 of ERISA.

                  "Eurodollar Rate" means, for each applicable  Interest Period,
                   ---------------
an interest rate per annum equal to (i) the rate per annum (rounded upward to the nearest whole multiple of 1/32 of 1% per annum, if such average is not such a multiple) at which deposits in United States Dollars are offered or available to banks in the London interbank market at 9:00 A.M. (St. Louis time) two (2) Business Days before the first day of such Interest Period as reported on Dow Jones Markets page 3750 (or such other page as may replace such page 3750 on such system for the purpose of reporting comparable rates of major banks) under the heading for British Bankers Association Interest Settlement Rates in the column designated "USD" (United States Dollar) for a period comparable to such Interest Period for an amount comparable to the subject Eurodollar Rate Loan divided by (ii) a percentage equal to 100% minus the then stated maximum rate of all reserve requirements (including any marginal, emergency, supplemental, special or other reserves) applicable on such date to any member bank of the Federal Reserve System in respect of "Eurocurrency liabilities" as defined in Regulation D (or any other successor category of liabilities under Regulation
D).

                  "Event  of  Default"  means  any of the  events  specified  in
                   ------------------
Section 8.01, provided that any requirement for the giving of notice, the lapse of time, or both, or any other applicable condition, has been satisfied.

                  "Federal  Funds Rate"  means,  for any day, the rate per annum
                   -------------------
(rounded upward, if necessary, to the nearest 1/100th of 1%) equal to the weighted average of the rates of overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers on such day, as published by the Federal Reserve Bank of New York on the Business Day next succeeding such day, provided that (i) if such day is not a Business Day, the Federal Funds Rate for such day shall be such rate on such transactions on the next preceding Business Day as so published on the next succeeding Business Day, and (ii) if no such rate is so published on such next succeeding Business Day, the Federal Funds Rate for such day shall be the average rate quoted to the Agent on such day on such transactions as determined by the Agent.

                  "Funded  Debt"  shall  mean as of any  date,  the  outstanding
                   ------------
principal amount of all Revolving Loans on such date.

                  "GAAP" means generally accepted  accounting  principles in the
                   ----
United States as in effect from time to time, including such principles as are utilized in the preparation of Call Reports and other regulatory reports required to be filed by Borrower and its Subsidiaries.

                  "Interest  Period" means the period  commencing on the date of
                   ----------------
making or conversion to or continuation of a Loan that accrues interest based on the Eurodollar Rate. The Borrower shall have the option to select a one month, two month, or three month Interest Period; provided, however, that whenever the last day of any Interest Period would otherwise occur on a day other than a Business Day, the last day of such Interest Period shall be extended to occur on the next succeeding Business Day; provided, however, that if such extension would cause the last day of such Interest Period to occur in the next following calendar month, the last day of such Interest Period shall occur on the next preceding Business Day. Notwithstanding the foregoing, the Borrower may not select an Interest Period which ends after the Revolving Credit Termination Date. For purposes of determining an Interest Period, a month means a period starting on one day in a calendar month and ending on a numerically corresponding day in the next calendar month, provided, however, if an Interest Period begins on the last day of a month or if there is no numerically corresponding day in the month in which an Interest Period is to end, then such Interest Period shall end on the last Business Day of such month.

                  "Lien" means any  mortgage,  deed of trust,  pledge,  security
                   ----
interest, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), or preference, priority, or other security agreement or preferential arrangement, charge, or encumbrance of any kind or nature whatsoever (including, without limitation, any conditional sale or other title retention agreement, any financing lease having substantially the same economic effect as any of the foregoing, and the filing of any financing statement under the Uniform Commercial Code or comparable law of any jurisdiction to evidence any of the foregoing).

                  "Loan Document(s)" means this Agreement, the Notes, the Pledge
                   ----------------
Agreement, and the Subsidiary Pledge Agreements, as each may be renewed, extended, amended, rearranged, restructured, restated, replaced or otherwise modified from time to time, including without limitation, modifications to interest rates or other payment terms.

                  "Loan Loss Reserve" for any Person, for any period,  means the
                   -----------------
amount set forth on the most recent report on form FRY-9C filed by Borrower with the Board of Governors of the Federal Reserve System (or any successor report) applicable to such period as "Allowance for loan and lease losses."

                  "Loans" means the Revolving Loans.
                   -----

                  "Majority"  has the  meaning  assigned to such term in Section
                   --------
9.01.

                  "Multiemployer   Plan"  means  a  Plan  described  in  Section
                   --------------------
4001(a)(3) of ERISA which covers employees of a Borrower or any ERISA Affiliate.

                  "Net  Income" for any period means the amount set forth on the
                   -----------
report on form FRY-9C filed by Borrower with the Board of Governors of the Federal Reserve System or any successor report applicable to such period as "Net Income."

                  "Non-performing Assets" for any Person, at any time, means the
                   ---------------------
sum of the amounts set forth on the most recent report on form FRY-9C filed by Borrower with the Board of Governors of the Federal Reserve System (or any successor report) as loans "past due 90 days or more and still accruing," "non-accrual," and "other real estate owned."

                  "Notes" means the Revolving Notes.
                   -----

                  "PBGC" means the Pension Benefit  Guaranty  Corporation or any
                   ----
entity succeeding to any or all of its functions under ERISA.

                  "Performance  Ratio" means,  as of any date,  the ratio of (x)
                   ------------------
Funded Debt outstanding on such date to (y) Borrower's Net Income less extraordinary and/or nonrecurring items (as determined in accordance with GAAP) for the most recently ended period of four fiscal quarters of Borrower.

                  "Person"  means  an  individual,   partnership,   corporation,
                   ------
business trust, joint stock company, trust, unincorporated association, joint venture, governmental authority, or other juridical entity of whatever nature.

                  "Plan" means any employee  benefit or other plan  established,
                   ----
maintained, or to which contributions have been made by the Borrower or any ERISA Affiliate.

                  "Pledge  Agreement"  means the collateral  pledge agreement in
                   -----------------
the form of Exhibit D, pledging to the Agent for the ratable benefit of the Banks all of the stock of the Pledged Subsidiaries (exclusive of directors' qualifying shares of stock) and certain stock acquired after the date of this Agreement.

                  "Pledged   Subsidiaries"  means  the  Subsidiaries  listed  on
                   ----------------------
Exhibit G attached hereto.

                  "Primary  Capital" for any Person,  for any period and without
                   ----------------
duplication, means the sum of Equity Capital plus the Loan Loss Reserve of such Person.

                  "Prime Rate" means the per annum rate of interest announced by
                   ----------
Mercantile Bank National Association (or its successor) from time to time as its Prime Rate, which rate is not intended or represented to be the lowest rate of interest charged by such Bank to its borrowers.

                  "Prohibited  Transaction"  means any  transaction set forth in
                   -----------------------
Section 406 of ERISA or Section 4975 of the Internal Revenue Code of 1954, as amended from time to time.

                  "Reportable  Event"  means  any of the  events  set  forth  in
                   -----------------
Section 4043 of ERISA.

                  "Revolving Credit Termination Date" means August 25, 1999.
                   ---------------------------------

                  "Revolving  Loan"  means the  aggregate  of all loans  made to
                   ---------------
Borrower by the Banks as provided herein; or when used with respect to a particular Bank, a loan made to Borrower by such Bank as provided herein; or when used with respect to a request by Borrower for the making of loans on a particular date as provided herein, the aggregate of such loans.

                  "Revolving  Loan Limit" has the meaning  assigned to such term
                   ---------------------
in Section 2.01.

                  "Revolving  Loan  Commitment"  means,  as to  each  Bank,  the
                   ---------------------------
maximum amount which such Bank shall be obligated to loan to Borrower as a Revolving Loan pursuant to Section 2.01 hereof.

                  "Revolving Loan  Commitment  Fee" has the meaning  assigned to
                   --------------------------
such term in Section 2.10.

                  "Revolving Loan Notice of Borrowing" has the meaning  assigned
                   ----------------------------------
to such term in Section 2.04.

                  "Revolving  Notes" has the  meaning  assigned  to such term in
                   ----------------
Section 2.05.

                  "Subsidiary"  means, as to Borrower,  any corporation of which
                   ----------
shares of stock having ordinary voting power (other than stock having such power only by reason of the happening of a contingency) to elect a majority of the board of directors or other managers of such corporation are at the time owned, or the management of which corporation is otherwise controlled, directly or indirectly through one or more intermediaries, or both, by a Borrower or a Subsidiary of Borrower.

                  "Subsidiary  Pledge  Agreement"  means the  collateral  pledge
                   -----------------------------
agreement (subsidiary) in the form of Exhibit D-1, pledging to the Agent for the ratable benefit of the Banks all of the stock owned by CCB Bancorp, Inc. listed on the Subsidiary Pledge Agreement Exhibit A attached thereto (exclusive of directors' qualifying shares of stock) and certain stock acquired after the date of this Agreement.

                  "Tier I  Leverage  Ratio"  means  the  ratio,  expressed  as a
                   -----------------------
percentage, of regulatory "core" capital (Tier I) to assets, all as defined and determined from time to time by applicable bank regulatory authorities.

                  "Tier  I  Risk  Based  Capital   Ratio"  means  the  ratio  of
                   -------------------------------------
regulatory "core" capital (Tier I) to weighted-risk assets and off-balance sheet items, all as defined and determined from time to time by applicable bank regulatory authorities.

                  "Total Assets" for any Person,  at any time,  means the amount
                   ------------
set forth on the most recent report on form FRY-9C filed by Borrower with the Board of Governors of the Federal Reserve System (or any successor report) as "Total Assets."

                  "Total Loans" means,  at any time, the amount set forth on the
                   -----------
most recent report on form FRY-9C filed by Borrower with the Board of Governors of the Federal Reserve System (or any successor report) as the total of "Loans and Leases, net of unearned income."

                  "Total Risk Based Capital  Ratio" of any Person means,  at any
                   -------------------------------
time, the ratio of regulatory "core" capital (Tier I) and supplementary capital elements (Tier II) to weighted-risk assets and off-balance sheet items, all as defined and determined from time by applicable bank regulatory authorities.

                  "Year 2000 Compliant"  shall mean, with respect to any Person,
                   -------------------
that all software, embedded microchips and/or other computer and/or processing capabilities utilized by such Person, and/or included in any software, products, goods and/or services sold and/or leased by such Person, are able to correctly and properly recognize, interpret, process, calculate, compare, sequence and manipulate data and date-sensitive functions on and involving all calendar dates (including, without limitation, dates in and after the year 2000).

                  Section  1.02.  Accounting  Terms.  All  accounting  terms not
                                  -----------------
specifically defined herein shall be construed in accordance with GAAP consistent with those applied in the preparation of the financial statements and reports referred to in Section 5.06, and all financial data submitted pursuant to this Agreement shall be prepared in accordance with such principles.

                                   ARTICLE II.
                       AMOUNT AND TERMS OF REVOLVING LOAN
                       ----------------------------------

                  Section 2.01. Revolving Loan Commitments Subject to the terms and conditions of this Agreement (including, without limitation, the terms and conditions of Article III hereof), the Banks severally and not jointly agree from time to time on any Business Day to make loans to the Borrower from time to time during the period from the date hereof up to but not including the Revolving Credit Termination Date in individual amounts not to exceed each Bank's Revolving Loan Commitment as set forth opposite such Bank's name in Exhibit A, the aggregate principal amount of which at any time shall not exceed Ninety Million Dollars ($90,000,000) (the "Revolving Loan Limit"). Any amounts advanced and repaid by Borrower shall be treated as prepayments and shall be eligible for reborrowing by Borrower in the absence of a Default or an Event of Default, subject to the terms and conditions of this Agreement.

                  Section  2.02.  Termination  or Reduction  of  Revolving  Loan
                                  ----------------------------------------------
Commitment.  The  Borrower  shall have the  right,  upon at least  fifteen  (15)
-----------

Business Days' notice to the Agent, to terminate in whole or permanently reduce in part the unused portion of the Revolving Loan Commitment. Any such reduction by Borrower of the Revolving Loan Commitment shall result in a pro rata reduction of each Bank's Revolving Loan Commitment.

                  Section 2.03. Interest on Revolving  Loans. The Borrower shall
                                 ----------------------------
pay interest to the Agent for the account of the Banks on the outstanding and unpaid principal amount of the Revolving Loans made under this Agreement at the following intervals and at the following rates per annum:

                  (1) Prime  Rate.  If such  Revolving  Loan is  accruing at the
                      ------------
         Prime Rate, a fluctuating rate per annum equal to the Prime Rate in effect from time to time. Any change in the interest rate resulting from a change in the Prime Rate shall become effective as of the opening of business on the day on which such change in the Prime Rate shall become effective. Interest shall be calculated on the basis of the actual number of days elapsed over a year of 360 days. Interest shall be paid in immediately available funds on or before 12:00 Noon (St. Louis time) on the first day of each calendar month beginning October 1, 1998, and on the Revolving Credit Termination Date. In the event of receipt of funds after 12:00 Noon (St. Louis time) on the date of payment, the funds shall be deemed to be received on the next Business Day, and the accrual of interest will be calculated accordingly;

                  (2)  Eurodollar  Rate.  If such  Revolving  Loan  is  accruing
                       -----------------
         interest based on the Eurodollar Rate, a rate per annum equal at all times during the applicable Interest Period for such Revolving Loan to the sum of the Eurodollar Rate for such Interest Period plus the Applicable Margin in effect from time to time, payable on the last day of the Interest Period applicable to each such Revolving Loan and on the Revolving Credit Termination Date. Interest shall be calculated on the basis of the actual number of days elapsed over a year of 360 days. Interest shall be paid in immediately available funds on or before 12:00 Noon (St. Louis time) on the last day of the Interest Period applicable to each such Revolving Loan and on the Revolving Credit Termination Date. In the event of receipt of funds after 12:00 Noon (St. Louis time) on the date of payment, the funds shall be deemed to be received on the next Business Day, and the accrual of interest will be calculated accordingly;

provided,  however,  that,  from and after the occurrence of an Event of Default
--------   -------
and unless and until such Event of Default is waived, the Borrower shall pay interest on the unpaid principal amount of each Revolving Loan outstanding at a rate per annum equal to four percent (4%) per annum above the interest rate otherwise in effect from time to time with respect to such Revolving Loan, including without limitation any interest rate in effect as a consequence of the provisions of Section 2.04(1), such interest being payable on demand. The Agent shall give prompt notice to the Borrower and the Banks of the applicable interest rate for each Revolving Loan determined by the Agent for purposes of this Section 2.03.

                  Section 2.04.     Notice and Manner of Borrowing
                                    ------------------------------

                  (1) The Borrower shall give the Agent (who shall promptly notify the Banks) telephonic notice (followed immediately by written or telex notice substantially in the form of Exhibit C hereto) of any request for a Revolving Loan under this Agreement (a "Revolving Loan Notice of Borrowing") at least five (5) Business Days before such Revolving Loan is requested to be made, specifying (i) the date such Loan is requested to be made, the purpose and amount thereof, and (ii) the interest rate applicable to such Revolving Loan. The written form of the Revolving Loan Notice of Borrowing shall be accompanied by a Compliance Certificate (the "Certificate") in the form of Exhibit E hereto. At least three (3) Business Days before the end of each Interest Period, the Borrower shall give the Agent (who shall promptly notify the Banks) a Revolving Loan Notice of Borrowing with respect to the relevant Revolving Loan accruing interest based on the Eurodollar Rate specifying the new Interest Period or, in the event that the relevant Revolving Loan is to accrue interest at the Prime Rate, specifying the same. In the event that in any Revolving Loan Notice of Borrowing hereunder the interest rate of the Revolving Loan to be advanced is not specified (or if Borrower is not entitled to request the Eurodollar Rate pricing option pursuant to the terms hereof), the Revolving Loan to be advanced shall accrue interest at Prime Rate. Subject to the limitations in the next sentence and in Section 2.04(2)(c), Borrower may in any Revolving Loan Notice of Borrowing request a Revolving Loan that is the aggregate of separate Revolving Loans that will accrue interest at different interest rates and for different Interest Periods as provided herein. Each Revolving Loan shall be in an amount of at least One Million Dollars ($1,000,000) and integral multiples of One Hundred Thousand Dollars ($100,000) in excess thereof or, if less, the unused amount of the Revolving Loan Commitment. Not later than 2:00 P.M. (St. Louis time) on the date such Revolving Loan is requested to be made, or if later, upon fulfillment of the applicable conditions set forth herein, the Banks via the Agent will make such Revolving Loan available to the Borrower in immediately available funds by wire transfer of Federal funds to the Borrower. Upon the request (in writing) of the Borrower, the Agent and the Banks shall use their reasonable best efforts to make such Revolving Loans available to the Borrower prior to 2:00 P.M. (St. Louis time), provided, however, neither the Agent nor the Banks shall have any liability to the Borrower or any other Person for any failure to provide such funds prior to 2:00 P.M. (St. Louis time) pursuant to such request. All notices given under this Section 2.04 shall be irrevocable, and telephonic notices shall be given not later than 11:00 A.M. (St. Louis time) on the day which is not later than the number of Business Days specified above for such notice. If an Event of Default exists hereunder at the end of the Interest Period of a Revolving Loan accruing interest based on the Eurodollar Rate, such Revolving Loan shall immediately and automatically, and without necessity of any further act by the Borrower, the Banks or the Agent, be refinanced by a Revolving Loan accruing at the Prime Rate (as adjusted pursuant to Section 2.03) in the same principal amount. Any costs and expenses incurred by the Banks or the Agent by virtue of such refinancing (including without limitation any costs and expenses that may be due under Section 10.06(2)) shall be promptly paid by Borrower to the Agent for the account of the applicable Banks on the demand of the Agent, and all the Revolving Loans shall thereafter accrue interest at the Prime Rate (as adjusted pursuant to Section 2.03).

                  (2)  Anything  in   subsection   (1)  above  to  the  contrary
notwithstanding,

                  (a) if the Agent shall notify the Borrower that the introduction of or any change in or in the interpretation of any law or regulation makes it unlawful, or that any central bank or other governmental authority asserts that it is unlawful, for the Agent or any of the Banks to perform its obligations hereunder with respect to the making of a Revolving Loan accruing interest based on the Eurodollar Rate or to fund or maintain a Revolving Loan based on the Eurodollar Rate hereunder, the right of the Borrower to select, continue or convert a Revolving Loan to the Eurodollar Rate shall be suspended until the Agent shall notify the Borrower that the circumstances causing such suspension no longer exist; and upon the sending of such notice and without the necessity of any further act by the Borrower, the Banks or the Agent, the outstanding Revolving Loans accruing interest based on the Eurodollar Rate shall immediately and automatically be refinanced by Revolving Loans in the same principal amount, and all of the Revolving Loans shall thereafter accrue interest at the Prime Rate; and the Borrower in such event shall pay the Agents for the account of the applicable Banks any costs and expenses identified in
Section 10.06(2); and

                  (b) if the Agent is unable, after reasonable efforts, due to prevailing market conditions, to obtain timely information for the determination of the Eurodollar Rate, or is otherwise unable to determine the Eurodollar Rate at any time, the right of the Borrower to select, continue or convert a Revolving Loan to the Eurodollar Rate shall be suspended until the Agent shall notify Borrower that the circumstances causing such suspension no longer exist, and each Revolving Loan requested by the Borrower after such notice shall accrue interest at the Prime Rate, and each Revolving Loan outstanding on the date of such notice that is accruing interest based on the Eurodollar Rate shall, after the end of the applicable Interest Period for such Revolving Loan, accrue interest at the Prime Rate; and

                  (c) if, at any time, five (5) or more Revolving Loans are accruing at an interest rate based upon the Eurodollar Rate with Interest Periods ending on different days, Borrower shall not have the right to select the Eurodollar Rate as the interest rate applicable to any new Revolving Loan or convert the interest rate applicable to an existing Revolving Loan from the Prime Rate to the Eurodollar Rate.

              (3) A Revolving Loan Notice of Borrowing shall be irrevocable and binding on the Borrower. In the case of a Revolving Loan Notice of Borrowing which specifies a request for a Eurodollar Rate of interest, the Borrower shall indemnify the Agent and the Banks against any loss, reasonable costs or expense incurred by the Agent and/or the Banks as a result of any failure to fulfill on or before the date specified in the Revolving Loan Notice of Borrowing as the requested date of the Revolving Loan the applicable conditions set forth in
Article III, including, without limitation, any loss (including loss of anticipated profits), cost or expense incurred by reason of the liquidation or reemployment of deposits or other funds acquired by the Agent and/or the Banks to fund the Revolving Loan when it, as a result of such failure, is not made on such date.

              Section 2.05.  Revolving Notes. The  Revolving  Loans made by each
                             ----------------
Bank and the Borrower's obligation to repay the Revolving Loans shall be evidenced by, and be payable with interest in accordance with the terms of, this Agreement and a revolving note of the Borrower payable to the order of that Bank

(collectively, the "Revolving Notes"). Each Revolving Note shall (i) be dated the date hereof, (ii) be in the original principal amount equal to that Bank's Revolving Loan Commitment as set forth opposite such Bank's name in Exhibit A, and (iii) be executed by duly authorized officers of the Borrower. Each Bank's Revolving Note shall be in substantially the form of Exhibit B. The failure of any Bank to make a Revolving Loan shall not relieve any other Bank of its obligation to make a Revolving Loan pursuant to the terms and conditions of this Agreement. When used in this Agreement, the term "Revolving Note" or "Revolving Notes" shall include any extensions, modifications, renewals, refundings, replacements or restatements thereof.

                  Section  2.06.  Method of  Payment. Borrower  shall  make each
                                  ------------------
payment under this Agreement and under the Revolving Notes not later than 12:00 Noon (St. Louis time) on the date when due in lawful money of the United States to the Agent by wire transfer of Federal funds. Upon receipt of such payment the Agent shall immediately remit to each Bank by wire transfer of Federal funds the amount of the payment received which is due each Bank under the Revolving Note held by each Bank or otherwise under this Agreement. In the event of receipt of funds after 12:00 Noon (St. Louis time) on the date of payment, the funds shall be deemed to be received on the next Business Day and the accrual of interest will be calculated accordingly. Whenever any payment to be made under this Agreement or under a Revolving Note shall be stated to be due on a day which is not a Business Day, such payment shall be made on the next succeeding Business Day, the amount of such payment, in such case, to include all interest or fees accrued to the date of actual payment.

                  Section  2.07. Use of Proceeds. The proceeds of the  Revolving
                                 ---------------
Loans hereunder shall be used by Borrower to refinance existing indebtedness and to finance the acquisition by Borrower of banks and thrift institutions and their holding companies. The Borrower will not, directly or indirectly, use any part of the proceeds of the Revolving Loans for the purpose of: (i) paying dividends on or other distributions with respect to capital stock of Borrower or its Subsidiaries; (ii) paying interest or principal on outstanding debt of Borrower or its Subsidiaries (other than existing indebtedness to be refinanced with the proceeds of the Revolving Loans); or (iii) purchasing or carrying any margin stock within the meaning of Regulation U of the Board of Governors of the Federal Reserve System or to extend credit to others for the purpose of purchasing or carrying any such margin stock.

                  Section  2.08.   Zero  Balance. The  Banks and  the  Borrower
                                   -------------
acknowledge that the outstanding balance of the Revolving Notes may be zero ($00.00) from time to time, and that prior to the Revolving Credit Termination Date such fact shall not mean the Revolving Loan Commitment and the availability of the Revolving Loans have been terminated nor does it mean the security interest has been released.

                  Section 2.09. Advances and Payment. The Revolving  Loans shall
                                --------------------
be made by each of the Banks concurrently. Each payment and prepayment of the Revolving Loans made to the Agent for the account of the Banks shall be made pro rata on the basis of each Bank's Revolving Loan Commitment as set forth in Exhibit A. If the Borrower prepays any Revolving Loan or a portion thereof which is accruing interest based on the Eurodollar Rate, the Borrower shall compensate the Banks in accordance with Section 10.06(2). Any such prepayment shall be made upon at least three (3) Business Days' notice to the Agent stating the proposed date and aggregate principal amount of the prepayment, and if such notice is given, the Borrower shall prepay such principal amount of the Revolving Loan together with accrued interest to the date of such prepayment on the principal amount prepaid; provided, however, that each partial prepayment shall be in an aggregate principal amount of not less than One Hundred Thousand Dollars ($100,000) and integral multiples of Fifty Thousand Dollars ($50,000) in excess thereof, and provided further, that a partial prepayment shall not reduce the principal balance of each Revolving Loan below the minimum levels prescribed in
Section 2.04(1). In the event more than one Revolving Loan accruing interest based on the Eurodollar Rate is outstanding at the time of any such prepayment, the Borrower shall have the right to specify which such Revolving Loan is to be prepaid by the Borrower.

                 Section 2.10. Revolving Loan Commitment Fee. Borrower shall pay
                                -----------------------------
to Agent for the account of the Banks on a pro-rata basis, within twenty (20) days from the date of the Agent's invoice therefor, a Revolving Loan Commitment Fee (the "Revolving Loan Commitment Fee") at the rate of one-eighth of one percent (0.125%) per annum on the average daily unused portion of the Revolving Loan Commitment. The Revolving Loan Commitment Fee shall be payable quarterly in arrears commencing on December 1, 1998 (which payment shall include the period commencing on the date hereof), March 1, 1999, June 1, 1999 and on the Revolving Credit Termination Date. The Revolving Loan Commitment Fee shall be computed on the basis of a year deemed to consist of 360 days and paid for the actual number of days elapsed.


                 Section 2.11.  Reimbursement.  Whenever any Bank  shall sustain
                                -------------
or  incur  any  losses  or out-of-pocket expenses in connection with:

              (1) the failure by the Borrower to pay the principal amount of any Revolving Loan when due (whether at maturity, by reason of acceleration, notice of prepayment/termination by Borrower or otherwise);

              (2) the repayment of overdue amounts of any Revolving Loan; or

              (3) the acceleration of the maturity date of any Revolving Note by reason of the occurrence of an Event of Default;

the Borrower shall pay to the Agent, upon its demand and for the account of the applicable Banks, an amount certified in writing by the Agent as the amount required to reimburse the applicable Banks for all reasonable losses and out-of-pocket expenses claimed. All determinations, estimates, assumptions, allocations and the like required for the determination thereof shall be made by the Agent in good faith and the Borrower shall have the burden of proving that the Agent's determination thereof is not correct.

                 Section  2.12.  Failure of Any Bank to Make  Revolving  Loans.
                                  ---------------------------------------------
Should any Bank default in making a Revolving Loan, the other Banks shall not be released from their several obligations to make Revolving Loans as agreed hereunder, and, in the event such defaulting Bank is the Agent, the other Banks shall forthwith appoint one of themselves to act as Agent. However, such default shall not obligate any of the Banks to increase their Revolving Loan Commitment hereunder. Borrower shall be released from all liability to pay such defaulting Bank any accrued or future fees under Sections 2.04 and 2.10 and the other obligations of the Borrower to such defaulting Bank under the Loan Documents, except the obligation to repay the outstanding Revolving Loans theretofore made by such Bank and interest accrued thereon as provided in the Loan Documents, shall terminate; provided, however, once such default is cured, then such defaulting Bank shall, subsequent thereto, have all rights under the Loan Documents.

                  Section  2.13. Banks Not  Required  to Extend  Credit. No Bank
                                 --------------------------------------
shall be required to make any Revolving Loan if, after giving effect thereto, the then aggregate outstanding principal amount of all Revolving Loans would exceed $90,000,000, as such amount may be reduced from time to time pursuant to
Section 2.02, or such Bank would exceed its Revolving Loan Commitment (after giving effect to all Revolving Loans, whether or not funded by any particular Bank, as if each Bank had funded its respective Revolving Loans in accordance with the terms of this Agreement).



                                   ARTICLE III
                              CONDITIONS PRECEDENT
                              --------------------

                  Section 3.01. Conditions Precedent to the Initial Loans. The obligation of each Bank to make its initial Revolving Loan to the Borrower is subject to the conditions precedent that the Agent, on behalf of the Banks, shall have received, on or before the date hereof and approved, each of the following:

                  (1) Notes. The Revolving Notes duly executed by the Borrower;
                      -----

                  (2) Pledge Agreement.  The Pledge Agreement,  duly executed by
                      ----------------
the Borrower, together with (a) acknowledgment copies of the financing statements (Form UCC-1) duly filed under the Uniform Commercial Code of all jurisdictions necessary or, in the opinion of the Agent, desirable to perfect the security interest created by the Pledge Agreement, and (b) stock powers or powers of attorney which are necessary or appropriate for the security interest of the Agent in the Collateral;

                  (3)  Subsidiary  Pledge   Agreement.   The  Subsidiary  Pledge
                       ------------------------------
Agreement, duly executed by CCB Bancorp, Inc. together with (a) acknowledgment copies of the financing statements (Form UCC-1) duly filed under the Uniform Commercial Code of all jurisdictions necessary or, in the opinion of the Agent, desirable to perfect the security interest created by the Subsidiary Pledge Agreement, and (b) stock powers or powers of attorney which are necessary or appropriate for the security interest of the Agent in the Collateral;

                  (4)  Evidence  of all  Corporate  Action by the  Borrower  and
                       ---------------------------------------------------------
Subsidiaries.  Certified  (as of the  date  of  this  Agreement)  copies  of all
------------
corporate action taken by the Borrower and CCB Bancorp, Inc., including resolutions of the Board of Directors of Borrower and CCB Bancorp, Inc., authorizing the execution, delivery, and performance of all Loan Documents to which Borrower and/or CCB Bancorp, Inc. is a party and each other document to be delivered by Borrower and/or CCB Bancorp, Inc. pursuant to this Agreement;

                  (5) Incumbency Certificates. Certificates dated as of the date
                      -----------------------
of this Agreement of the Secretary of each of Borrower and CCB Bancorp, Inc. certifying the names and true signatures of the officers of the Borrower and CCB Bancorp, Inc., as the case may be, authorized to sign the Loan Documents and each other document to be delivered by the Borrower and CCB Bancorp, Inc. under this Agreement;

                  (6) Opinion of Counsel for the Borrower.  A favorable  opinion
                      -----------------------------------
of counsel for the Borrower, in substantially the form of Exhibit F, and as to such other matters as the Agent may reasonably request;

                  (7) Form  U-1. Federal Reserve Form  U-1  Purpose  Statements,
                      ---------
executed by Borrower;

                  (8)  Stock  Certificates.  Delivery  to Agent of the  original
                       -------------------
stock certificates for all of the issued and outstanding shares of stock of each Pledged Subsidiary (exclusive of directors' qualifying shares), together with stock powers;

                  (9) Corporate Existence.  Certificates and certified copies of
                      -------------------
charters and articles of incorporation demonstrating the due organization and current good standing of Borrower and each Pledged Subsidiary and certified copies of the Bylaws of Borrower and each Pledged Subsidiary;

                  (10)  Termination of Existing  Secured Credit  Agreement.  The
                        --------------------------------------------------
existing Secured Credit Agreement dated as of November 24, 1997 among the Borrower, NationsBank, N.A., as agent, and the banks named as parties thereto shall be refinanced in its entirety and all funding costs (including any additional losses, costs or expenses incurred by such banks as a result of such refinancing occurring on other than the last day of an interest period) payable by Borrower under such Agreement shall have been paid in full;

                  (11)  Financial  Statements.  Audited  consolidated  financial
                        ---------------------
statements for the fiscal years 1996 and 1997 and the unaudited consolidated financial statements as of June 30, 1998, of the Borrower and First Banks America, Inc.;

                  (12) Officer's  Certificate.  A certificate from the Borrower,
                       ----------------------
dated the date hereof, stating that there has not occurred a material adverse change since December 31, 1997, in the financial condition, operation, properties, or business of the Borrower and its Subsidiaries or in the facts or information regarding such entities as represented to the Agent and the Banks to date; and

                  (13) Additional Documentation.  Such other approvals, opinions
                       ------------------------
or documents as the Agent may reasonably request.

                  Section 3.02. Conditions Precedent to All Revolving Loans The obligation of each Bank to make each Revolving Loan (including the initial Revolving Loans) shall be subject to the further conditions precedent that on the date of each such Revolving Loan:

                  (1) The Agent shall have received the Revolving Loan Notice of Borrowing which shall specify whether the requested Revolving Loan shall accrue interest based on the Eurodollar Rate or at the Prime Rate;

                  (2) No Default or Event of Default shall have occurred and be continuing, or would result from such Revolving Loan.

                  (3) The following statements shall be true and the Agent on behalf of the Banks shall have received a Certificate signed by at least two of the chief executive officer, the chief financial officer, the chief accounting officer and the chief credit officer of Borrower and dated the date of the Revolving Loan Notice of Borrowing requesting such Revolving Loan, containing the confirmations of compliance with certain of the financial covenants as herein provided, and stating that:

                           (a) The representations  and warranties  contained in
Article IV of this Agreement are correct on and as of such date;

                           (b) No Default or Event of Default has  occurred  and
is continuing, or would result from such Revolving Loan;

                           (c)  Attached  is an  accurate  listing of all of the
Affiliates of Borrower; and

                           (d)  The  use  of  the  proceeds  of  the   requested
Revolving Loan will be as indicated in the Revolving Loan Notice of Borrowing.

                  (4) The Agent shall have received such other approvals, information or documents as the Agent may reasonably request, in form and substance satisfactory to the Agent.

                                   ARTICLE IV.
                         REPRESENTATIONS AND WARRANTIES
                         ------------------------------

             The Borrower represents and warrants to the Banks that:

                  Section   4.01.   Incorporation,   Good   Standing,   and  Due
                                    --------------------------------------------
Qualification. Borrower is a corporation duly incorporated, validly existing and
-------------
in good standing under the laws of the State of Missouri and is in good standing in all states and jurisdictions wherein it owns property or does business requiring such qualification as a foreign corporation. Borrower is a "bank holding company" as that term is defined in the federal Bank Holding Company Act of 1956, as amended, 12 U.S.C. Section 1841 et seq., and as such, Borrower has received all necessary approvals from and has filed all necessary reports with the Board of Governors of the Federal Reserve System. The list of Affiliates of

Borrower as shown on Exhibit H attached is as of the date hereof true and accurate. Each Subsidiary of the Borrower is a bank, bank holding company or corporation duly organized and in good standing under the laws of its respective jurisdiction of organization.

                  Section 4.02. Corporate  Power and  Authority. The  execution,
                                -------------------------------
delivery and performance by the Borrower of the Loan Documents as provided for herein are within the corporate powers of Borrower, have been duly authorized by all necessary corporate action and require no action by or in respect to, or filing with any governmental body, agency or official. The execution, delivery and performance by Borrower of the Loan Documents do not conflict with, or result in a material breach of the terms, conditions or provisions of or constitute a default under or result in any violation of, and Borrower is not now in default under or in violation of the terms of its Articles of Incorporation or Bylaws or any rule, regulation, order, writ, judgment or decree of any court or government agency or instrumentality, or any agreement or instrument to which Borrower or any of its Subsidiaries is a party or by which it or they are bound or to which it or they are subject.

                  Section 4.03.Legally Enforceable Agreement. This Agreement has
                               -----------------------------
been duly executed and delivered and constitutes a legal, valid and binding agreement of the Borrower enforceable in accordance with its terms, and the other Loan Documents, when executed and delivered in accordance with this
Agreement,  will  constitute  a  legal,  valid  and  binding  obligation  of the
Borrower, enforceable in accordance with their terms, except as such enforceability may be limited by applicable bankruptcy, insolvency or other similar laws affecting creditors' rights generally. Each of the Subsidiary Pledge Agreements and the other Loan Documents to which any Subsidiary is a party, when executed and delivered in accordance with this Agreement, will constitute legal, valid and binding obligations of such Subsidiary, enforceable in accordance with their terms, except as such enforceability may be limited by applicable bankruptcy, insolvency or other similar laws affecting creditors' rights generally.

                  Section 4.04. Financial  Statements;  Financial Condition. The
                                -------------------------------------------
financial information furnished by Borrower representing the financial condition of Borrower or any Subsidiary, such information being identified in Exhibit I attached, is true and correct as of the date furnished and there has been no material adverse change in the financial condition, operations or business of any of them since the date of such financial information.

                  Section  4.05.  Other  Agreements.  Except  for those  matters
                                  -----------------
disclosed on Schedule 4.05 attached, Borrower is not a party to any indenture, loan, or credit agreement, or to any lease or other agreement or instrument or subject to any charter or corporate restriction which could reasonably be expected to have a material adverse effect on its financial condition, operations, properties, or business, or on its ability to carry out its obligations under the Loan Documents. Neither the Borrower nor any of its Subsidiaries is in default in any material respect in the performance, observance, or fulfillment of any of the obligations, covenants, or conditions contained in any agreement or instrument material to their respective business to which each is a party.

                  Section 4.06.  Litigation.  Except for those matters disclosed
                                 ----------
on Schedule 4.06 attached, there is no pending or, to the best of Borrower's knowledge, threatened action or proceeding against or affecting Borrower or any Subsidiary before any court, governmental agency, or arbitrator, which if determined adversely to Borrower in any one case or in the aggregate, could reasonably be expected to have a material adverse affect on the financial condition, operations, properties, or business of Borrower or any Subsidiary, or the ability of Borrower or any Subsidiary to perform its obligations under this Agreement or the Loan Documents.

                  Section 4.07. Ownership of Subsidiaries. The ownership of each
                                -------------------------
Subsidiary is as shown on Exhibit J attached. Upon the extension of the initial Revolving Loans, all shares of common stock of each Subsidiary owned by Borrower will be free and clear of all liens, claims and encumbrances, except as to Pledged Subsidiaries the security interests under the Pledge Agreement and the Subsidiary Pledge Agreements as provided for herein.

                  Section  4.08.  ERISA.  Borrower and  each  Subsidiary  are in
                                  -----
compliance in all material respects with all applicable provisions of ERISA. Neither a Reportable Event nor a Prohibited Transaction has occurred and is continuing with respect to any Plan; except as provided on Schedule 4.08 attached, no notice of intent to terminate a Plan has been filed nor has any Plan been terminated; no circumstances exist which constitute grounds under
Section 4042 of ERISA entitling the PBGC to institute proceedings to terminate, or appoint a trustee to administer, a Plan, nor has the PBGC instituted any such proceedings; except as provided on Schedule 4.08 attached, neither Borrower nor any Subsidiary has completely or partially withdrawn under Sections 4201 or 4204 of ERISA from a Multiemployer Plan; Borrower and each Subsidiary have met minimum funding requirements under ERISA with respect to their respective Plans and the present fair market value of all Plan assets exceeds the present value of all vested benefits under each Plan, as determined on the most recent valuation date of the Plan and in accordance with the provisions of ERISA and the regulations thereunder for calculating potential liability to the PBGC or the Plan under Title IV of ERISA; Borrower and all Subsidiaries have incurred no liability to the PBGC under ERISA.

                  Section 4.09.  Taxes. Borrower and each Subsidiary  have filed
                                 -----
(or received extensions of the time to file) and will in the ordinary course of business file all tax returns (federal, state, and local) required to be filed and have paid and will pay all taxes, assessments, and governmental charges and levies shown thereon to be due, including interest and penalties, provided, however, that nothing herein will prevent the contest in good faith of any assessment or imposition of any tax as long as an adverse determination will have no material adverse impact upon Borrower or the Pledged Subsidiaries.

                  Section 4.10. Use of Proceeds; Margin Regulations. Neither the
                                -----------------------------------
making of any Loan nor the use of the proceeds thereof will violate or be inconsistent with the provisions of Regulations T, U or X of the Board of Governors of the Federal Reserve System.

                  Section 4.11. Year 2000  Compliance.  Each of the Borrower and
                                ---------------------
its Subsidiaries has (a) undertaken a detailed inventory, review and assessment of all areas within its business and operations that could be adversely affected by the failure of Borrower or such Subsidiary, as the case may be, to be Year 2000 Compliant on a timely basis, (b) developed a detailed plan and timeline for becoming Year 2000 Compliant on a timely basis, and (c) to date, implemented such plan in accordance with such timetable in all material respects. Borrower reasonably anticipates that it and each Subsidiary will be Year 2000 Compliant on a timely basis, except to the extent such noncompliance could not reasonably be expected to have a material adverse effect on the financial condition, operations, properties, or business of the Borrower or any Subsidiary. Neither Borrower nor any Subsidiary is aware that any of its key suppliers, vendors or customers will not, on a timely basis, be Year 2000 Compliant, except to the extent such noncompliance could not reasonably be expected to have a material adverse effect on the financial condition, operations, properties, or business of the Borrower or any Subsidiary. For purposes of this Section 4.11, "key suppliers, vendors and customers" refers to those suppliers, vendors and customers of Borrower or the applicable Subsidiary, as the case may be, whose business failure could reasonably be expected to have a material adverse effect on the financial condition, operations, properties, or business of the Borrower or any Subsidiary.

                                   ARTICLE V.
                              AFFIRMATIVE COVENANTS
                              ---------------------

                  So long as any portion of the indebtedness evidenced by the Notes shall remain unpaid, or the Banks shall have any Commitment under this Agreement, Borrower and each Pledged Subsidiary will:

                 Section  5.01. Maintenance  of Existence.  Except as expressly
                                 -------------------------
permitted pursuant to Section 6.02 hereof, preserve and maintain its corporate existence and good standing in the jurisdiction of its incorporation, and qualify and remain qualified as a foreign corporation in each jurisdiction in which such qualification is required.

                 Section 5.02. Maintenance of Records. Keep adequate records and
                               ----------------------
books of account, in which complete entries will be made in accordance with GAAP consistently applied, reflecting all financial transactions.

                 Section 5.03.  Maintenance of  Subsidiaries.  Maintain and keep
                                ----------------------------
each Subsidiary in good standing with the jurisdiction of its organization, except to the extent a Subsidiary dissolves or ceases to exist pursuant to a transaction permitted by the terms of Section 6.02.

                 Section 5.04. Compliance With Laws. Comply in all respects, and
                               --------------------
cause compliance on behalf of each Subsidiary, with all applicable laws, rules, regulations, and orders. Compliance shall include, without limitation, paying before the same become delinquent all taxes, assessments, and governmental charges imposed upon it or upon its property, except for such taxes, assessments or governmental charges that are being diligently contested in good faith by appropriate proceedings if it has maintained adequate reserves with respect thereto in accordance with generally accepted accounting principles.

                 Section  5.05.  Right of  Inspection. At any time during normal
                                 --------------------
business hours and from time to time, upon at least one (1) Business Day's advance notice, permit the Agent and any Bank or any agent or representative thereof to examine and make copies of and abstracts from the records and books of account of and visit the properties of, Borrower and each Subsidiary, and to discuss the affairs, finances, and accounts of Borrower and each Subsidiary, with any of its or their officers and directors and with the Borrower's independent accountants, provided, however, that with respect to the loans of Borrower or a Pledged Subsidiary, the Agent and any Bank may only review and make copies of summaries of the Watch List prepared on a quarterly basis and loan audit reports; review of specific loan accounts and loan review reports may be requested by the Agent or any Bank, whereupon Borrower and Agent or the Bank shall within ten (10) days agree as to the number of such accounts and reports that are reasonable and appropriate to review, and provided further, that upon and during the existence of an Event of Default hereunder, there shall be no restrictions or conditions on the scope of the review, inspection and reproduction rights of Agent and the Banks concerning the loans of Borrower or a Pledged Subsidiary.

                  Section 5.06.  Reporting Requirements    Furnish to the Agent:
                                 ----------------------
                  (1) Quarterly Financial Statements. As soon as practicable, or
                      ------------------------------
in any event within forty-five (45) days after the end of each fiscal quarter of Borrower (a) parent only and consolidated balance sheets of Borrower and its Subsidiaries as of the end of such fiscal quarter and (b) parent only and consolidated statements of income and earnings retained in the business of Borrower and its Subsidiaries for such fiscal quarter, all of which shall be prepared in accordance with GAAP (subject to normal year-end adjustments) and certified by the chief financial officer or chief accounting officer of Borrower.

                  (2) Annual Financial Statements. As soon as practicable, or in
                      ---------------------------
any event within ninety (90) days after the close of each fiscal year of Borrower (a) parent only and consolidated balance sheets of Borrower and its subsidiaries at year end and (b) parent only and consolidated statements of income and earnings retained in the business of Borrower and its Subsidiaries including consolidated and parent only statements of cash flow for such fiscal year, all of which shall include comparative statements for the preceding year and shall be prepared in accordance with GAAP consistently applied, and shall be certified by, and accompanied by an unqualified audit opinion of a firm of certified public accountants acceptable to Agent; provided, however, that the opinion may be limited to the consolidated statements of Borrower.

                  (3) Reports.  Within forty-five (45) days after such report is
                      -------
filed and to the extent not prohibited by law, copies of all reports filed by Borrower (on a consolidated and parent only basis), and First Banks America, Inc. (on a consolidated and parent only basis) with the Board of Governors of the Federal Reserve System or any Federal Reserve Bank, the Federal Deposit Insurance Corporation ("FDIC"), Securities and Exchange Commission ("SEC"), or other bank or thrift regulatory agency; within forty-five (45) days after the end of each fiscal quarter of Borrower, a list of all such reports. Irrespective of the foregoing procedures for the request for copies of reports, Borrower shall submit to the Agent, within forty-five (45) days from the date of submission to the SEC, copies of the following SEC reports with respect to the Borrower and First Banks America, Inc.: 10-K, 10-Q, and 8-K. Borrower shall also submit (or cause to be submitted) to the Agent, within fifteen (15) days from the date of such agreement, copies of any and all agreements entered into by Borrower or any of Borrower's Subsidiaries with the Board of Governors of the Federal Reserve System, any Federal Reserve Bank, the FDIC, the SEC, or other bank or thrift regulatory agency.

                 (4)  Subsidiary  Reports.  Copies of all Quarterly  Reports of
                      -------------------
Condition and Income ("Call Report"), certified as required by law, filed by each Subsidiary with the FDIC or any other governmental or regulatory agency, within forty-five (45) days from the date any such Call Report is submitted to such agency, and, to the extent permitted by law, copies of all examination reports and supervisory comment letters pertaining to each Subsidiary.

                 (5) Examination;  Litigation.  Promptly after the commencement
                     ------------------------
thereof, notice of all suits and proceedings before any court or governmental department, commission, board, or agency affecting Borrower or any Subsidiary which could reasonably be expected to have a material adverse effect on the financial condition, properties or operations of Borrower or any Subsidiary; promptly after the receipt thereof, notice of any report or comment letter from any regulatory authority of Borrower or any Subsidiary, or from the independent auditors of Borrower, which requires any action of a material adverse nature by Borrower or any Subsidiary.

                 (6) Compliance Certificate.  Within forty-five (45) days after
                     ----------------------
the end of each fiscal quarter of Borrower, a Compliance Certificate signed by at least two of the chief executive officer, the chief financial officer, the chief accounting officer and the chief credit officer of the Borrower, substantially in the form of Exhibit E attached hereto.

                 (7) Other  Information.  Such other  information  and  reports
                     ------------------
regarding the financial condition, operations or regulatory affairs of Borrower or any Subsidiary as Agent or a Bank may from time to time reasonably request.

                 Section 5.07. Operations. Operate and maintain its business and
                               ----------
property, and those of its Subsidiaries, in the ordinary course in a prudent manner consistent with sound banking practices and in such a manner that the performance by Borrower of its obligations hereunder are not jeopardized or impaired.

                 Section  5.08.  Additional  Collateral.  Pursuant to the Pledge
                                 ----------------------
Agreement and/or the Subsidiary Pledge Agreements, pledge and deliver to Agent shares of stock of (i) a bank, thrift institution, bank holding company or savings holding company hereafter acquired by Borrower or any Pledged Subsidiary (other than as may be acquired by First Banks America, Inc.) with all or a portion of such shares having been acquired with the proceeds of a Loan, or (ii) a bank, thrift institution, bank holding company or savings holding company which becomes a Subsidiary (other than as may be acquired by First Banks America, Inc.).

                 Section 5.09 Year 2000 Compliance.  Borrower will, and it will
                              --------------------
cause each Subsidiary to, take any and all actions necessary to assure that Borrower and each Subsidiary will be Year 2000 Compliant as soon as reasonably practical, except to the extent such noncompliance could not reasonably be expected to have a material adverse effect on the financial condition, operations, properties, or business of the Borrower or any Subsidiary. Borrower will be, and it will cause each Subsidiary to be, Year 2000 Compliant by January 1, 2000, except to the extent such noncompliance could not reasonably be expected to have a material adverse effect on the financial condition, operations, properties, or business of the Borrower or any Subsidiary. At the request of Lender, Borrower will from time to time provide Lender with written reports in form and detail reasonably satisfactory to Lender on the status of the efforts of Borrower and its Subsidiaries to be Year 2000 Compliant.

                                   ARTICLE VI.
                               NEGATIVE COVENANTS
                               ------------------

                 So long as any portion of the indebtedness evidenced by the Notes shall remain unpaid, or any Bank shall have any Commitment under this Agreement, Borrower will not, without the prior written consent of the Agent, which consent shall not be unreasonably withheld:

                 Section 6.01.Liens. Create, incur, assume, or suffer to exist,
                               -----
any Lien, or permit any Subsidiary to create, incur, assume, or suffer to exist, any lien, upon or with respect to any of the Collateral or any capital stock held by any Subsidiary, except in favor of the Agent.

                 Section 6.02.  Mergers,  Etc.  Merge or  consolidate  with any
                                --------------
Person having Total Assets in excess of $250,000,000 or which is subject to a regulatory action or proceeding or any cease and desist order which relates in any material adverse way to the management, financial condition, or operations of such Person, or permit the merger or consolidation of any Subsidiary with any Person having Total Assets in excess of $250,000,000 or which is subject to a regulatory action or proceeding or any cease and desist order which relates in any material adverse way to the management, financial condition, or operations of such Person, or sell, assign, lease, or otherwise dispose of (whether in one transaction or in a series of transactions) any Subsidiary or all or substantially all of its other assets, or permit the sale, assignment, lease, or other disposition of any Subsidiary, or the sale of all or substantially all of the assets of any Subsidiary (whether now owned or hereafter acquired), to any Person; provided, however, that nothing in this Section 6.02 shall prevent mergers or sale of assets as between two entities that are Pledged Subsidiaries.

                 Section 6.03.  Indebtedness.  Incur, create, assume or allow to
                                ------------
exist, nor permit any Subsidiary to incur, create, assume or allow to exist, any indebtedness, whether contingent or absolute, except indebtedness: (i) evidenced by the Notes; (ii) evidenced by certain unsecured notes issued by Borrower relating to the acquisition of Southside Bancshares, Inc. common stock and in an aggregate principal amount not to exceed $155,000; (iii) evidenced by subordinated debentures issued to First Preferred Capital Trust in an aggregate amount not to exceed $88,917,550; (iv) evidenced by subordinated debentures issued by First Banks America, Inc. to First America Capital Trust in an aggregate principal not to exceed $47,422,700; (v) evidenced by certain debentures payable to Borrower issued by First Banks America, Inc. in an amount not to exceed $6,500,000; (vi) for advances made by Borrower or any Subsidiary to Borrower or any Subsidiary in the ordinary course of business or for acquisition purposes in an aggregate amount not to exceed $20,000,000; (vii) of accrued expenses or accounts payable in the ordinary course of business not yet payable; (viii) for any other purpose not to exceed in the aggregate the amount of $2,500,000; and (ix) refundings, renewals and replacements of any of the foregoing.

                  Section  6.04.  Dividends. Pay or declare any dividends on the
                                  ---------
common stock of Borrower; pay or declare any dividends upon the preferred stock of Borrower designated as Class A or Class B preferred stock in the financial statements of Borrower if a Default or an Event of Default exists or if, after giving effect thereto, a Default or Event of Default would exist.

                  Section  6.05.  Stock  Issue;  Additional  Issue  of  Stock of
                                  ----------------------------------------------
Subsidiary. Create  any new class or amend the  terms of any  existing  class of
----------
stock of Borrower, or issue any shares of stock of any class of Borrower, the terms of which have not been approved by the Agent; except for stock now or hereafter issued by First Banks America, Inc. for acquisition purposes and upon exercise of stock options granted to employees, none of which shall cause Borrower to own, in the aggregate, less than 55% of the issued and outstanding shares of voting capital stock of First Banks America, Inc., issue or permit any Subsidiary to issue any additional shares of stock of any class or any capital notes or other long-term debt instruments, or create any new class of stock or amend the terms of any existing class of stock.

                  Section 6.06. Stock Redemption. Redeem, purchase or retire any
                                ----------------
shares of any existing class of stock of Borrower (except for trust preferred securities issued by First America Capital Trust) or any capital notes of Borrower or permit any Subsidiary to redeem, purchase or retire any shares of any existing class of stock of such Subsidiary or any capital notes of such Subsidiary; provided, however, that as long as no Event of Default shall have occurred and be continuing, with respect to Subsidiaries which are not wholly owned by the Borrower, such Subsidiary(ies) may redeem, purchase or retire shares of any existing class of stock (except for trust preferred securities) of such Subsidiary.

                  Section 6.07. Loans. Loan money or extend credit to, or become
                                -----
a surety or guarantor for, or permit any Pledged Subsidiary to do likewise, the benefit of any Affiliate or any Subsidiary or any executive officer or shareholder of any Affiliate or any Subsidiary; provided, however, that Borrower and the Pledged Subsidiaries may extend credit to executive officers or shareholders of any Affiliate or Subsidiary if the loan or extension of credit complies in all respects with applicable law and regulations, and provided further, that the following items of indebtedness are permitted: (i) loans to Subsidiaries for the purpose of acquiring and holding OREO properties, (ii) loans for operating purposes to Hermanhoff Winery, Inc., in an aggregate amount not to exceed $500,000 at any one time, (iii) loans for operating purposes to Tidal Insurance, Ltd., in an aggregate amount not to exceed $250,000 at any one time, (iv) the purchase by Borrower of convertible debentures issued by First Banks America, Inc. in an amount not to exceed $6,500,000, (v) loans by Borrower or any Subsidiary to Borrower or any Subsidiary made in the ordinary course of business or for acquisition purposes in an aggregate amount not to exceed at any one time $20,000,000; and (vii) refundings, renewals and replacements of any of the foregoing.

                  Section  6.08.  Debentures.  Redeem  in whole  or in part, the
                                  ----------
subordinated debentures issued to First Preferred Capital Trust or permit First Banks America, Inc. to redeem, in whole or in part, the subordinated debentures issued to First America Capital Trust; pay any interest on or permit First Banks America, Inc. to pay any interest on such subordinated debentures if a Default or Event of Default exists, or if after giving effect thereto, a Default or Event of Default would exist.

                  Section 6.09.  Continuation of Business. Substantially change,
                                 ------------------------
nor permit any of its Subsidiaries to change substantially, the nature of the respective businesses in which they are now engaged, nor engage in, nor permit any Subsidiary to engage in, any line of business if, as a result thereof, the business of the Borrower and its Subsidiaries, taken as a whole, would not be predominately the banking or thrift business (and activities deemed closely related to banking and/or the thrift business by applicable regulatory authorities) as currently constituted as of the date hereof.

                                  ARTICLE VII.
                               FINANCIAL COVENANTS
                               -------------------

                 So long as any portion of the indebtedness evidenced by the Notes shall remain unpaid or any Bank shall have any Commitment under this Agreement, Borrower and the Pledged Subsidiaries will comply with each of the following covenants:

                 Section 7.01. Tier I Leverage Ratio. Borrower and Subsidiaries,
                               ---------------------
on a consolidated basis, shall maintain a minimum Tier I Leverage Ratio at the end of each quarterly accounting period of not less than 5.0% or such greater amount as may be required to be considered "well capitalized" by applicable regulatory authorities from time to time.

                 Section 7.02. Tier I Leverage Ratio of Subsidiaries.  Each bank
                               -------------------------------------
Subsidiary of Borrower shall maintain a minimum Tier I Leverage Ratio at the end of each quarterly accounting period of not less than 5.0% or such greater amount as may be required to be considered "well capitalized" by applicable regulatory authorities from time to time.

                  Section 7.03. Tier I Risk  Based  Capital  Ratio. Each  bank
                                ----------------------------------
Subsidiary of Borrower shall maintain a minimum Tier I Risk Based Capital Ratio at the end of each quarterly accounting period of not less than 6.0% or such greater amount as may be required to be considered "well capitalized" by applicable regulatory authorities from time to time.

                  Section 7.04. Total  Risk    Based  Capital  Ratio. Each  bank
                                ------------------------------------
Subsidiary of Borrower shall maintain a minimum Total Risk Based Capital Ratio at the end of each quarterly accounting period of not less than 10.0% or such greater amount as may be required to be considered "well capitalized" by applicable regulatory authorities from time to time.

                  Section 7.05. Loan  Loss.  Borrower  and  Subsidiaries,  on  a
                                ----------
consolidated basis, shall maintain a minimum Loan Loss Reserve, expressed as a percentage of Total Loans, for each quarterly accounting period of 1.25% or such greater amount as may be required by regulatory authorities or prudent banking standards from time to time.

                 Section 7.06.     Net Income to Average Total Assets.
                                   ----------------------------------

                           (a)  Borrower  and  Subsidiaries,  on a  consolidated
basis, shall maintain a minimum ratio, expressed as a percentage, of Net Income less extraordinary and/or non-recurring items (as determined in accordance with GAAP), for the most recently ended period of four fiscal quarters of Borrower, to Average Total Assets of not less than 0.70%.

                           (b) First Bank and First Bank & Trust,  on a combined
basis, shall maintain a minimum ratio, expressed as a percentage, of Net Income less extraordinary and/or non-recurring items (as determined in accordance with GAAP), for the most recently ended period of four calendar quarters, to Average Total Assets of not less than 0.70%.

                 Section 7.07. Non-Performing Assets. Borrower and Subsidiaries,
                               ---------------------
on a consolidated basis, shall have Non-performing Assets, in the aggregate, of not more than 25% of Primary Capital.


                                  ARTICLE VIII.
                                EVENTS OF DEFAULT
                                -----------------

                  Section 8.01. Events of Default If any of the following events ("Events of Default") shall occur:

                  (1) Borrower shall fail to pay (a) the principal of, or interest on, a Note, within five (5) calendar days after notice of such failure shall have been given to the Borrower by the Agent;

                  (2) Borrower shall fail to pay any fees or any other amount payable hereunder when due and such failure shall remain unremedied for ten (10) consecutive calendar days after notice of such failure shall have been given to the Borrower by the Agent;

                  (3) Any representation or warranty made or deemed made by the Borrower or any Subsidiary in this Agreement, the Pledge Agreement, the Subsidiary Pledge Agreements, or which is contained in any certificate, document, opinion, or financial or other statement furnished at any time under or in connection with any Loan Document, shall be reasonably determined by the Agent to have been incorrect in any material respect on or as of the date made or deemed made and such default remains unremedied for thirty (30) consecutive calendar days after notice thereof shall have been given to the Borrower by the Agent;

                  (4) (a) Borrower shall fail to perform or observe any term, covenant, or agreement contained in any Loan Document (other than as contained in Article VII hereof and other than as contained in a Note) on its part to be performed or observed, and such failure shall remain unremedied for thirty (30) consecutive calendar days after notice thereof shall have been given to the Borrower by the Agent, provided, however, that in the event two or more such notices are required to be given in any consecutive six month period, Agent at its option need not give such notice, and there shall not be any period for the cure of such failure with respect to such second or succeeding failure, or (b) Borrower shall fail to perform or observe any term, covenant, or agreement contained in Article VII hereof or in a Note;

                  (5) Borrower or any Subsidiary (a) shall generally not, or shall be unable to, or shall admit in writing its inability to, pay its debts as such debts become due; or (b) shall make an assignment for the benefits of creditors, petition or apply to any tribunal for the appointment of a custodian, receiver, or trustee for it or a substantial part of its assets; or (c) shall commence any proceedings under any bankruptcy, reorganization, arrangement, readjustment of debt, dissolution, or liquidation law or statute of any jurisdiction, whether now or hereafter in effect; or (d) shall have any such petition or application filed or any such proceeding commenced against it, in which an order for relief is entered or adjudication or appointment is made and which remains undismissed for a period of forty-five (45) calendar days or more; or (e) by any act or omission shall indicate its consent to, approval of, or acquiescence in any such petition, application, or proceeding, or order for relief, or the appointment of a custodian, receiver, or trustee for all or any substantial part of its properties; or (f) shall suffer any such custodianship, receivership or trusteeship to continue undischarged for a period of forty-five
(45) calendar days or more;

                  (6) One or more judgments, decrees, or orders for the payment of money in excess of Two Million Dollars ($2,000,000) in the aggregate shall be rendered against Borrower or any Subsidiary, and such judgments, decrees, or orders shall continue unsatisfied and in effect for a period of thirty (30) consecutive calendar days without being vacated, discharged, satisfied, or stayed or bonded pending appeal;

                  (7) Any of the Pledge Agreement  and/or the Subsidiary  Pledge
Agreements shall at any time after its execution and delivery and for any reason (other than by the action of the Agent) cease (a) to create a valid and perfected Lien in and to the property purported to be subject thereto, of the priority represented therein, or (b) to be in full force and effect or shall be declared null and void, or the validity or enforceability thereof shall be contested by Borrower or any Subsidiary, or Borrower or any Pledged Subsidiary, as applicable, shall deny or disclaim further liability or obligation thereunder, or Borrower or any Pledged Subsidiary shall fail to perform any of its obligations thereunder, and solely with respect to performance of obligations by the Borrower or any Pledged Subsidiary, as applicable, under the Pledge Agreement and/or the Subsidiary Pledge Agreements, such default remains unremedied for thirty (30) consecutive calendar days after notice thereof shall have been given to the Borrower by the Agent (the other events described in this Section 8.01(7) shall become Events of Default immediately upon occurrence without notice to the Borrower);

                  (8) Any of the following events occur or exist with respect to Borrower or any Subsidiary: (a) any Prohibited Transaction involving any Plan;
(b) any Reportable Event with Respect to any Plan; (c) the filing under Section 4041 of ERISA of a notice of intent to terminate any Plan or the termination of any Plan; (d) any event or circumstance that might constitute grounds entitling the PBGC to institute proceedings under Section 4042 of ERISA for the termination of, or for the appointment of a trustee to administer, any Plan, or the institution by the PBGC of any such proceedings; (e) complete or partial withdrawal under Section 4201 or 4204 of ERISA from a Multiemployer Plan or the reorganization, insolvency or termination of any Multiemployer Plan; and in each case above, such event or condition, together with all other events or conditions, if any, subjects the Borrower or any Subsidiary to any tax, penalty, or other liability to a Plan, a Multiemployer Plan, the PBGC, or otherwise (or any combination thereof) which in the aggregate exceed or may exceed Two Million Dollars ($2,000,000);

                  (9) If James F. Dierberg and/or Mary W. Dierberg (together with any trust or partnership or other entity over which he or she has voting control) cease to own in the aggregate at least 51% of the voting shares of stock of First Banks, Inc.;

                  (10) Except for those matters disclosed on Schedule 8.01(10), if any regulatory action or proceeding shall be commenced, or any cease and desist order shall be entered into, between any state or federal regulatory authority and Borrower or any Subsidiary which relates in any material adverse way to the management or operations of Borrower or any Subsidiary;

                  (11) A default or an event of default exists or is declared under the terms of (i) any indebtedness aggregating Two Million Dollars ($2,000,000) or more of the Borrower or any Subsidiary, or (ii) any other material agreements of the Borrower or any Subsidiary that involves a potential aggregate liability of at least Two Million Dollars ($2,000,000) or which could be reasonably expected to have a material adverse effect on the financial condition, operations, properties, or business of the Borrower or any Subsidiary, and which in any such case continues beyond any applicable notice and cure period; or

                  (12) The Borrower shall fail to have positive Net Income for any two consecutive fiscal quarters;

then, in any such event Agent shall at the request of the Majority (as hereinafter defined) declare the Banks' obligations to make Revolving Loans to be terminated, whereupon the same shall forthwith terminate, and declare the outstanding Notes, all interest thereon, and all other amounts payable under this Agreement to be forthwith due and payable in full, whereupon the Notes, all such interest, and all such amounts shall become and be forthwith due and payable, without presentment, demand, protest, or further notice of any kind, all of which are hereby expressly waived by the Borrower; provided, that in the case of any of the Events of Default specified in subsection (5) above, without any notice to the Borrower or any other act by the Agent or the Banks, the Banks' obligations to make Revolving Loans shall be automatically terminated and the Notes, all interest thereon, and all other amounts payable under this Agreement shall be forthwith due and payable in full, without presentment, demand, protest, or further notice of any kind, all of which are hereby expressly waived by the Borrower.

                                   ARTICLE IX.
                     AUTHORITY AND RESPONSIBILITIES OF AGENT
                     ---------------------------------------

                  Section  9.01.  Grant of  Authority. Each of the Banks  hereby
                                  -------------------
irrevocably appoints and authorizes Mercantile Bank National Association, as the Agent under this Agreement and each other Loan Document, on its behalf, to take such action and exercise such powers under this Agreement and each other Loan Document as are specifically delegated to the Agent by the terms thereof, together with such other powers as are reasonably incidental thereto. The Agent shall have no duty to exercise any right or power or remedy hereunder or to take any affirmative action hereunder unless directed to do so by the Majority (as hereafter defined). For purposes of this Agreement, the term "Majority" shall mean the Banks holding at least sixty-six percent (66%) in dollar amount of the Commitment.

                 Section 9.02. Action upon  Indemnification  Instructions.  The
                               ------------------------------------------
Agent shall in all cases be fully justified and protected in acting or continuing, failing or refusing to take any action hereunder or under any other Loan Document upon the written instructions signed by the Majority, and such instructions and any action taken or any failure to act pursuant hereto shall be binding on all of the Banks, all holders of the Notes and their respective successors and assigns.

                 Section 9.03. Reports; Responsibility of the Agent; Disclaimer.
                               ------------------------------------------------
Promptly upon the receipt thereof from the Borrower, Agent shall photocopy and forward to each Bank each report, statement and other written information received by Agent pursuant to the terms of Section 5.06 of this Agreement. Neither the Agent nor any of its respective directors, officers, agents, employees, attorneys-in-fact or affiliates shall be liable for any action taken or omitted to be taken under or in connection with this Agreement or any other Loan Document, except for its or their willful misconduct or gross negligence. Without limiting the generality of the foregoing, the Agent:

                  (1) shall not be responsible to any Bank for any statement, representation or warranty made by any Bank other than Agent or any officer thereof under or in connection with this Agreement or any other Loan Document or the transactions contemplated hereby;

                  (2) shall not be responsible for the due execution, effectiveness, validity, enforceability or sufficiency of this Agreement, the Notes, the Pledge Agreement, the Subsidiary Pledge Agreements or any other document or instrument furnished pursuant hereto or in connection herewith;

                  (3) shall not be bound to ascertain or inquire as to the performance or observance of any of the terms, provisions or conditions of this Agreement or any other Loan Document on the part of the Borrower or any Subsidiary or as to the business, operation, property, assets or condition (financial or otherwise) of the Borrower or its Subsidiaries;

                  (4) shall be entitled to rely upon any writing, statement, notice or any telegraph, telex, teletype or telecopy message or any telephone conversation believed by it to be genuine and correct and, in the case of any writing, to have been signed or sent by the proper person;

                  (5) may consult with counsel and independent accountants and other experts selected by the Agent and shall be fully protected in any action taken or omitted to be taken in accordance with the advice of such counsel, independent accountants or other experts;

                  (6) may employ agents and attorneys-in-fact and shall not be liable for the default, negligence or misconduct of any such agents and attorneys-in-fact selected by the Agent with reasonable care;

                  (7) may treat the payee of a Note as the holder thereof until it receives written notice of the assignment or transfer thereof signed by such payee and in form satisfactory to the Agent. Any request, authority or consent of any person who at such time is the holder of any Note shall be conclusive and binding on any subsequent holder, transferee or assignee of such Note or Note issued in exchange therefor; and

                  (8) shall have no liability or responsibility to Borrower for any failure on the part of any Bank to comply with an obligation on its part to be performed under this Agreement.

                  Section 9.04. Correction of Errors. If the Agent shall pay any
                                --------------------
amount to any Bank pursuant hereto in the belief or expectation that a related payment has been or will be received or collected from the Borrower in connection with any Loan and such related payment is not actually received or collected by the Agent then such Bank will promptly, on demand by the Agent, return such amount to the Agent, together with interest thereon at the Federal Funds Rate for overnight deposits.

                 Section 9.05. Expenses; Indemnification. To the extent that the
                               -------------------------
Borrower fails to do so, each Bank, and each subsequent holder of a Note by its acceptance thereof, agrees to reimburse the Agent upon demand in proportion to the unpaid principal amount of its Notes, or if no Notes are at the time outstanding in proportion to the Commitments, and to indemnify and hold the Agent and its directors, officers, employees and agents in their respective capacities harmless in such proportion against any and all losses, liabilities, damages, demand, judgment, claim, counterclaim, set-off, cost, disbursement or expenses of any kind whatsoever (including reasonable attorney's fees and expenses) incurred by or asserted against the Agent or its directors, officers, employees and agents under or in connection with any of the foregoing arising out of or in connection with this Agreement, the Notes or any other Loan Documents, the transactions contemplated hereunder, the enforcement, collection or realization of any thereof or any action taken or omitted by the Agent, provided that no Bank shall be liable for any portion of the foregoing incurred by the Agent as a result of its willful misconduct or gross negligence. The agreements in this Section 9.05 shall survive the payment of the Loans, or any other amounts payable hereunder or under the Notes and the termination of the Commitments.

                 Section 9.06. Rights as Bank. With respect to its Loans and the
                               --------------
Notes issued to it, the Agent shall have the same rights and powers hereunder as any Bank and may exercise the same as though it were not the Agent, and the term "Bank" or "Banks" shall include the Agent in its individual capacity. The Agent and any of its affiliates may accept deposits from, lend money to, and generally engage in any kind of banking or trust business with, the Borrower and any affiliates as if it were not the Agent and may accept fees and other consideration from the Borrower for services in connection with this Agreement and otherwise without having to account for the same to the Banks.

                 Section 9.07.  Representation of Each Bank. Each Bank expressly
                                ---------------------------
acknowledges that the Agent has not made any representations or warranties to it and that no action taken or hereafter taken by the Agent shall be deemed to constitute a representation or warranty by the Agent to any other Bank. Each Bank represents and warrants to the Agent that it has made and will continue to make its own independent investigation of the condition (financial and otherwise) and affairs of the Borrower and the Subsidiaries in connection with this Agreement and the Notes without reliance on the Agent or on any information or documents prepared by the Agent. Except for notices, reports and other documents expressly required to be furnished to the Banks by the Agent hereunder, the Agent shall not have any duty or responsibility to provide any Bank or any of its respective officers, directors, employees, agents, attorneys-in-fact or affiliates any other information or documentation pertaining to Borrower, the Subsidiaries, or their financial affairs. Notwithstanding any provision to the contrary elsewhere in this Agreement, the Agent shall not have any duties or responsibilities, except those expressly set forth herein, or any fiduciary relationship with any Bank, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or otherwise exist against the Agent.

                  Section  9.08.  Rights to Resign;  Appointment  of a Successor
                                  ----------------------------------------------
Agent. The Agent may resign as such at any time upon thirty (30) calendar  days'
-----
notice to the Borrower and the Banks. In such event, the Majority shall appoint a successor Agent which shall be an incorporated bank or trust company, provided, however, that if there is no Default or Event of Default at the time of such appointment and provided further the successor Agent is to be a bank other than Harris Trust and Savings Bank, Norwest Bank Minnesota, National Association, American National Bank and Trust Company of Chicago, or The Frost National Bank, the Agent shall send to Borrower a list of at least three (3) banks which are satisfactory to the Majority to serve as the successor Agent, whereupon the Borrower shall have three (3) Business Days in which to select which bank on the list is to be the successor Agent. In the event of the failure of the Borrower to select a bank from the list, then the right of selection granted to the Borrower hereunder shall forever lapse. If no successor shall have been so appointed and accepted such appointment within thirty (30) days after the retiring Agent's giving of notice of resignation or the Majority's removal of the retiring Agent, then the retiring Agent may, on behalf of the Banks, appoint a successor, which shall be a Bank, or, if no such Bank accepts such appointment, which shall be a bank or trust company with an office (or an affiliate with an office) in St. Louis, Missouri, having a combined capital and surplus of not less than One Hundred Million Dollars ($100,000,000). Upon the acceptance of any appointment as Agent hereunder by a successor Agent, such successor shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring Agent, and the retiring Agent shall be discharged from its duties and obligations hereunder. After any retiring Agent's resignation or removal hereunder as Agent, the provisions of this Article IX shall continue in effect for its benefit in respect of any actions taken or omitted to be taken by it while it was acting as Agent.

                  Section 9.09. Notice of Default. The Agent shall not be deemed
                                -----------------
to have knowledge or notice of the occurrence of any Default or Event of Default hereunder unless the Agent has received notice from a Bank or the Borrower referring to this Agreement, describing such Default or Event of Default and, in the case of any Default or Event of Default other than those described in
Section 8.01 of this Agreement, stating that such notice is a "notice of default." In the event that the Agent receives such a notice of the occurrence of a Default or Event of Default, the Agent shall give prompt notice thereof to the Banks. The Agent shall take such action with respect to such Default or Event of Default as shall be reasonably directed by the Majority, provided that unless and until the Agent shall have received such directions, the Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Default or Event of Default as it shall deem advisable in the best interests of the Banks.

                  Section  9.10. Agent  Compensation.  For its services as Agent
                                 -------------------
hereunder, Borrower shall pay to Agent on the date of this Agreement and on each anniversary date thereof, certain compensation as heretofore agreed between Agent and Borrower.

                                   ARTICLE X
                                  MISCELLANEOUS

                  Section 10.01.  Capital Adequacy  Reimbursement.  If after the
                                  -------------------------------
date hereof, the Agent shall be advised that or shall determine that with respect to any of the Banks the adoption or the taking effect of any applicable law, rule or regulation regarding capital adequacy, or any change therein, or any change in the interpretation or administration thereof by any governmental authority, central bank or comparable agency or compliance by the Banks with any request or directive regarding capital adequacy (whether or nor having the force of law) of any such authority, central bank or comparable authority, has or would have the effect of reducing the rate of return on or increasing the cost of maintaining all of the Banks' capital as a direct consequence of their obligations hereunder (taking into consideration the Banks' policies with respect to capital adequacy) then from time to time, within fifteen (15) calendar days after demand by Agent, Borrower shall pay to Agent such additional amount or amounts as will compensate the Banks for such reduction or increase. In the event any such compensation is demanded, Agent shall provide to Borrower a certificate showing the calculation of the amount demanded in reasonable detail. Borrower shall have the burden of proving that the amount as so calculated is not correct.

                  Section 10.02.  Amendments,  Etc. Except as expressly provided
                                  -----------------
in Article VI hereof, no amendment, modification, termination, or waiver of any provision of any Loan Document, nor consent to any departure by the Borrower from any Loan Document, shall in any event be effective unless the same shall be in writing and signed by the Majority, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given; provided, however, that no such amendment, modification, termination or waiver of any provision of any Loan Document shall: (a) postpone the stated maturity of principal of, or interest on, any of the Loans, or reduce the principal amount of, the rate of interest on, or the fees in connection with this Agreement; (b) increase the maximum amount of the Revolving Loan Commitment or the Revolving Loan Commitment of any Bank; (c) change the percentages required for action by the Banks under this Section 10.02 or by the Majority under this Agreement; or (d) release or subordinate any Liens in favor of the Agent on any of the Collateral, except as otherwise expressly provided herein. The consent of all of the Banks is required to effect any amendment, modification or waiver of the provisions of this Agreement and of each Loan Document which provisions are of a type described in clauses (a), (b), (c) or
(d) of this Section 10.02 or to effect any amendment, modification, or waiver of this Section 10.02 or Section 10.05. The consent of the Borrower will not be required to effect any amendment, modification or waiver of the provisions of
Article IX of this Agreement other than Section 9.08.

                  Section   10.03.   Notices,   Etc.   All   notices  and  other
                                     ---------------
communications  provided  for under  this  Agreement  and  under the other  Loan
Documents shall be in writing (including facsimile communication) and mailed, sent by facsimile machine or delivered, to the parties at the addresses set forth on Exhibit K attached or, as to each party, at such other address as shall be designated by such party in a written notice to the other party complying as to delivery with the terms of this Section 10.03. All such notices and communications shall, when mailed, be effective when deposited in the mails respectively addressed as aforesaid, except that notices to the Agent and the Banks pursuant to the provisions of Article II shall not be effective until received by the Agent and such Banks.

                  Section 10.04. No Waiver;  Remedies. No failure on the part of
                                 --------------------
the Agent or any Bank to exercise, and no delay in exercising, any right, power, or remedy under any Loan Document shall operate as a waiver thereof; nor shall any single or partial exercise of any right under any Loan Document preclude any other or further exercise thereof or the exercise of any other right. The remedies provided in the Loan Documents are cumulative and not exclusive of any remedies provided by law.

                  Section 10.05. Successors and Assigns. This Agreement shall be
                                 ----------------------
binding upon and inure to the benefit of the Borrower and the Banks and their respective successors and assigns, except that Borrower may not assign or transfer any of its rights or obligations under any Loan Document to which Borrower is a party without the prior written consent of the Banks, and a Bank may not sell, assign or participate all or any portion of its Notes (other than a sale, assignment, or participation to an affiliate bank) without the prior written consents of Borrower and Agent.

                  Section 10.06. Costs and Expenses. (1) The Borrower  agrees to
                                 ------------------
pay to Agent on demand, all costs and expenses, if any, incurred by Agent in connection with the preparation of the Loan Documents, including, without limitation, the reasonable fees and expenses of counsel for the Agent (subject to the limitations as heretofore agreed between Agent and Borrower.) The Borrower agrees to pay to Agent and the Banks on demand, all costs and expenses, if any, incurred by Agent and the Banks in connection with any modification of this Agreement or any of the other Loan Documents that is requested by Borrower or made in response to a Default or Event of Default, and in connection with the enforcement of any of the Loan Documents, including, without limitation, the reasonable fees and expenses of counsel for the Agent (with respect to modifications and enforcement) and the Banks (with respect to enforcement only) with respect thereto.

                  (2) If any payment or prepayment of principal with respect to any Loans accruing interest based on the Eurodollar Rate Loan is made by the Borrower other than on the last day of the Interest Period for such Loans, and such payment is permitted pursuant to Section 2.09, or is made as a result of an acceleration of the maturity of the Notes pursuant to Section 8.01 or for any other reason, the Borrower shall, upon demand by the Agent on behalf of the Banks, pay the Agent for the account of the Banks any amounts required to compensate the Banks for any additional losses, costs or expenses which they may reasonably incur as a result of such payment, including, without limitation, any loss (including loss of anticipated profits), costs or expenses incurred by reason of the liquidation or reemployment of deposits or other funds acquired by the Banks to fund or maintain such Loan.

                  Section 10.07. Right of Setoff. Upon the occurrence and during
                                 ---------------
the continuance of any Event of Default, each Bank is hereby authorized at any time and from time to time, without notice to the Borrower (any such notice being expressly waived by the Borrower), to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by a Bank to or for the credit or the account of Borrower against any and all of the obligations of the Borrower now or hereafter existing under this Agreement, the Notes or any other Loan Document, irrespective of whether or not the Agent shall have made any demand under this Agreement or the Notes or such other Loan Document and although such obligations may be unmatured. Each Bank agrees promptly to notify the Borrower after any such setoff and application, provided that the failure to give such notice shall not affect the validity of such setoff and application. The rights under this Section 10.07 are in addition to other rights and remedies
(including, without limitation, other rights of setoff) which the Banks may have.

                  Section 10.08. Sharing of Setoffs. Each Bank agrees that if it
                                 ------------------
shall, by exercising any right of setoff receive payment of a proportion of the aggregate amount of principal and interest due with respect to any of the Notes held by it (or any other obligations of Borrower hereunder to such Bank) which is greater than the proportion received by any other Bank in respect of the aggregate amount of principal and interest due with respect to any of the Notes held by such other Bank (or any other obligations of Borrower hereunder to such Bank), the Bank receiving such proportionately greater payment shall purchase such participations in the Notes held by the other Banks (or any other obligations of Borrower hereunder to the other Banks) and such other adjustments shall be made, as may be required so that all such payments of principal and interest on the Notes (or other obligations of Borrower hereunder to the Banks) shall be shared by the Banks pro rata, provided that if any such non-pro rata payment is thereafter recovered or otherwise set aside such purchase of participations shall be rescinded (without interest).

                  Section 10.09.  Governing Law;  Jurisdiction  and Venue.  This
                                  ---------------------------------------
Agreement and the other Loan Documents shall be governed by, and construed in accordance with, the laws of the State of Missouri. The Borrower hereby consents to the jurisdiction of the Circuit Court of the County of St. Louis, Missouri, and the United States District Court for the Eastern District of Missouri, as well as to the jurisdiction of all courts from which an appeal may be taken from any such courts, for the purpose of any suit, action or other proceeding arising out of any of its obligations arising hereunder or with respect to the transactions contemplated hereby, and expressly waives any and all objections it may have as to venue in any such courts and agrees that any proceeding initiated in another court which relates to such matters may be, at the option of the Agent, transferred to any of such courts.

                  Section 10.10.  Severability  of Provisions.  Any provision of
                                  ---------------------------
any Loan Document which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions of such Loan Document or affecting the validity or enforceability of such provision in any other jurisdiction.

                  Section 10.11. Counterparts. This Agreement may be executed in
                                 ------------
any number of counterparts and by different parties to this Agreement in separate counterparts, each which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

                  Section 10.12.  Headings.  Article and Section headings in the
                                  --------
Loan Documents are included in such Loan Documents for the convenience of reference only and shall not constitute a part of the applicable Loan Documents for any other purpose.

                  Section 10.13. Oral Agreements. Oral agreements or commitments
                                 ---------------
to loan money, extend credit or to forbear from enforcing repayment of a debt including promises to extend or renew such debt are not enforceable. To protect you (Borrower) and us (creditors) from misunderstanding or disappointment, any agreements we reach covering such matters are contained in this writing, which is the complete and exclusive statement of the agreement between us, except as we may later agree in writing to modify it.

            [THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

                  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first above written.

                           FIRST BANKS, INC.

                           By: /s/ Allen H. Blake
                              -------------------
                              Allen H. Blake
                              Executive Vice President

                          MERCANTILE BANK NATIONAL
                          ASSOCIATION, as Agent and as a Bank

                          By: /s/David C. Buettner
                              --------------------
                             Name: David C. Buettner
                             Title: Vice President


                          HARRIS TRUST AND SAVINGS BANK

                           By: /s/ Patrick A. Horne
                              -----------------------
                              Name: Patrick A. Horne
                              Title: Vice President


                          AMERICAN NATIONAL BANK AND TRUST
                          COMPANY OF CHICAGO

                          By: /s/ Tim Ruby
                             -------------
                              Name: Tim Ruby
                              Title: Correspondent Banking Officer


                          THE FROST NATIONAL BANK

                          By: /s/ Jerry L. Crutsinger
                              ------------------------
                              Name: Jerry L. Crustinger
                              Title: Vice President

                          NORWEST BANK MINNESOTA,
                          NATIONAL ASSOCIATION

                          By:/s/ Alphonse Buscemi
                             --------------------
                             Name: Alphonse Buscemi
                             Title: Vice President